Financial highlights

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	44	(637)	1,139	–	(96)

Earnings per share (CHF)

Basic earnings/(loss) per share	0.03	(0.62)	0.91	–	(97)

Diluted earnings/(loss) per share	0.03	(0.62)	0.90	–	(97)

Return on equity (%, annualized)

Return on equity attributable to shareholders	0.5	(7.7)	13.4	–	–

Core Results (CHF million) [1]

Net revenues	5,878	4,473	7,813	31	(25)

Provision for credit losses	34	97	(7)	(65)	–

Total operating expenses	5,804	5,374	6,195	8	(6)

Income/(loss) before taxes	40	(998)	1,625	–	(98)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	98.7	120.1	79.3	–	–

Pre-tax income margin	0.7	(22.3)	20.8	–	–

Effective tax rate	(40.0)	39.8	28.6	–	–

Net income margin [2]	0.7	(14.2)	14.6	–	–

Assets under management and net new assets (CHF billion)

Assets under management	1,249.6	1,229.5	1,282.4	1.6	(2.6)

Net new assets	(7.1)	0.4	19.1	–	–

Balance sheet statistics (CHF million)

Total assets	1,000,020	1,049,165	1,016,468	(5)	(2)

Net loans	231,696	233,413	222,510	(1)	4

Total shareholders' equity	33,585	33,674	34,057	0	(1)

Tangible shareholders' equity [3]	24,992	24,795	25,330	1	(1)

Book value per share outstanding (CHF)

Total book value per share	27.43	27.59	28.36	(1)	(3)

Tangible book value per share [3]	20.41	20.32	21.10	0	(3)

Shares outstanding (million)

Common shares issued	1,224.5	1,224.3	1,201.0	0	2

Treasury shares	0.0	(4.0)	0.0	100	–

Shares outstanding	1,224.5	1,220.3	1,201.0	0	2

Market capitalization

Market capitalization (CHF million)	31,507	27,021	46,876	17	(33)

Market capitalization (USD million)	34,911	28,747	51,139	21	(32)

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	234,390	241,753	242,833	(3)	(3)

Tier 1 ratio (%)	15.6	15.2	14.7	–	–

Core tier 1 ratio (%)	11.8	10.7	10.2	–	–

Number of employees (full-time equivalents)

Number of employees	48,700	49,700	50,100	(2)	(3)

1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results. 2 Based on amounts attributable to shareholders. 3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. 4 Reported under Basel II.5 since December 31, 2011. Previously reported under Basel II. Prior periods have been adjusted to conform to the current presentation. Refer to "Treasury management" in II – Treasury, Risk, Balance sheet and Off-balance sheet for further information.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders
We had a good start to 2012. We began to see the effects from the measures we announced in mid-2011 to evolve our business model and cost structure, and we benefited from an improved market environment. Our reported results were adversely impacted by accounting driven fair value losses due to the tightening of our own credit spreads. Adjusting for this effect of CHF 1.6 billion, as well as for other significant non-operating items, we delivered a normalized* return on equity of 15.9% for the quarter, consistent with our group target range. On the same basis, we had normalized* Core Results pre-tax income of CHF 1,918 million and normalized* net income attributable to shareholders of CHF 1,355 million. Without these adjustments, we reported net income attributable to shareholders of CHF 44 million.

Investing in our client franchise, while at the same time reducing risks and tightly managing costs, has been a priority for us. In the quarter, we achieved a good mix of revenues across our businesses while reducing our normalized* cost run rate on an annualized and foreign exchange-neutral basis by CHF 1.5 billion, which exceeded our previously announced reduction target of CHF 1.2 billion. Our performance in the first quarter is indicative of what our business model can produce and it underscores the strength of the client franchise we have built over the past years. Despite ongoing low levels of client activity in Private Banking, we attracted net new assets of CHF 8.4 billion in the first quarter of 2012, for a total of CHF 149 billion in net new assets since the beginning of 2009. We are pleased that while reducing Basel III risk-weighted assets by 33% over the past year in Investment Banking, we were still able to improve our market share positions and client momentum across businesses.

We further reduced risk-weighted assets in the first quarter and are now close to our previously announced year-end 2012 target with Basel III risk-weighted assets of USD 210 billion in Investment Banking.

Performance of our businesses in 1Q12
In Private Banking, we reported net revenues of CHF 2,651 million, up 3% from the previous quarter driven by higher transaction-based revenues. Private Banking pre-tax income increased 34% from the previous quarter to CHF 625 million, due to slightly lower total operating expenses and slightly higher net revenues. We made good progress in the implementation of the initiative we announced in November 2011 to optimize Private Banking’s business portfolio and enhance profitability.

In Investment Banking, we reported net revenues of CHF 4,140 million and pre-tax income of CHF 993 million. Results were significantly higher compared to the previous quarter, driven by higher revenues in fixed income sales and trading, due to client franchise momentum, the execution of our strategy and improved client flow. We also had strong market share momentum across businesses.

To date, we have made significant progress in executing the strategy for Investment Banking announced in November 2011. In the first quarter of 2012, we further reduced risk-weighted assets in Investment Banking by 15% to USD 210 billion. In addition, our business mix is more balanced and we saw strong improvements in both capital and operating efficiency. As a result of our strategy, our normalized* after-tax return on Basel III allocated capital increased by four percentage points from a year ago to 19% in the quarter.

In Asset Management, we had net revenues of CHF 663 million, up 45% compared to the previous quarter. Asset Management pre-tax income was CHF 250 million. Excluding the gain of CHF 178 million from the partial sale of our stake in Aberdeen Asset Management, pre-tax income was CHF 72 million. While the overall profitability of the division was good, Asset Management recorded significant asset outflows, primarily from a single low margin mandate. We continue to implement our strategy in Asset Management, which focuses on achieving growth in fee-based revenues and investing in multi-asset class solutions, alternative investments and our Swiss business.

Aligning our capital structure to new regulatory environment
During the quarter, we successfully issued CHF 750 million of contingent convertible bonds, thereby fulfilling our expected Swiss requirement for high-trigger contingent capital. Furthermore, our strong liquidity position enabled us to repurchase CHF 4.7 billion in capital instruments, which will no longer qualify for regulatory capital treatment under the proposed Basel III framework, while achieving a net stable funding ratio (NSFR) of 100%. Both measures further strengthened our regulatory capital in preparation for the Basel III requirements. We improved our Basel II.5 core tier 1 ratio to 11.8%, up 1.1 percentage points from the prior quarter. We are convinced that by preparing our business for the new regulatory environment, we will not only contribute to building a more robust financial system but also create a competitive advantage for Credit Suisse.

We are encouraged by the progress we have made in the first quarter. We have strong client momentum and at the same time exceeded our risk and cost reduction targets. We are very confident that by executing our strategy consistently, we will be able to deliver our target return on equity of 15% or more over the cycle.

Sincerely

Urs Rohner Brady W. Dougan
April 2012

* Normalized and underlying results in the following table are non-GAAP financial measures. The table includes a reconciliation of certain of these measures. For further information on the calculation of normalized and underlying measures, including the normalized cost run rate for 1Q12 on an annualized, foreign exchange-neutral basis and Investment Banking’s normalized after-tax return on Basel III allocated capital, see the 1Q12 Results Presentation Slides.

in 1Q12	Core Results pre-tax income	Income tax expense/ (benefit)	Non- controlling interest	Net income attributable to shareholders	Return on equity (%)

Overview of significant items (CHF million)

Reported	40	16	(12)	44	0.5

Fair value losses from movement in credit spreads	1,554	(444)	0	1,110	–

Realignment costs	68	(21)	0	47	–

Gain on sale of stake in Aberdeen Asset Management	(178)	32	0	(146)	–

Underlying	1,484	(417)	(12)	1,055	12.4

2011 Partner Asset Facility expense	534	(165)	0	369	–

Assumed share-based award expense [1]	(100)	31	0	(69)	–

Normalized	1,918	(551)	(12)	1,355	15.9

1 Adjusted for the accelerated compensation expense in 1Q12 by replacing 2011 Partner Asset Facility (PAF2) expense with assumed share-based awards expense for 1Q12. This calculation assumes that share-based awards (with three-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting) during 1Q12.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged or assigned
Note 28 Subsidiary guarantee information
Note 29 Litigation
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 48,700 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results (including Overview of results)
Private Banking
Investment Banking
Asset Management
Assets under management

Operating environment
The global economy continued to show signs of expansion in 1Q12, though Europe remained relatively weak. The Greek sovereign debt exchange was executed without causing significant financial market dislocations. Equity markets ended the quarter higher, and volatility decreased. Major currencies were largely stable against the US dollar during the quarter, although the Japanese yen declined.

Economic environment
The global economy continued to show signs of expansion in 1Q12, though Europe remained relatively weak, with the gross domestic product of Germany, Italy, the UK and Spain all contracting. Chinese growth slowed somewhat as housing sales contracted and exports declined. The US economy showed signs of further expansion, with labor markets reflecting job growth and a decrease in the unemployment rate.

The Greek debt exchange occurred in March, without causing significant financial market dislocations. The voluntary participation rate was 86%, but due to the use of collective action clauses, which allowed the Greek government to declare the restructuring binding on all holders of local law bonds, the overall participation rate reached 96%. Credit default swaps (CDS) contracts were paid out at the end of March, again without causing disruptions.

Efforts by European policymakers to manage the region’s debt crisis showed positive signs during the quarter. At the end of March, eurozone member states increased the combined lending power of the European Financial Stability Facility and the European Stability Mechanism from EUR 500 billion to EUR 700 billion. The European Central Bank (ECB) completed its second three-year refinancing program in February, having lent more than EUR 1 trillion to European banks. Increased liquidity resulted in a sharp fall in overnight and short-term interest rates, with 3-month LIBOR below the ECB’s target rate. The increased liquidity also encouraged Italian and Spanish banks to buy significant amounts of government bonds, which contributed to a decline in yields on these bonds.

Global inflation continued to slow, with inflation most pronounced in emerging markets. Inflation in developed countries was more persistent than expected.
Several central banks continued to ease monetary policy. The Federal Reserve announced it would keep rates low until 2014 instead of 2013 and also published a forecast of the federal funds rate for the first time. The Bank of England expanded its asset purchases further in February, and the central bank of Brazil cut rates. The Bank of Japan (BoJ) announced an official inflation target and expanded its asset purchase program further.

In 1Q12, equity markets had one of the best quarterly performances of the past decade, with some markets rallying more than 10% (refer to the charts “Equity markets”). Somewhat increased risk appetite and low interest rates were the main drivers, which made riskier assets more attractive compared to defensive assets. Volatility declined to a five-year low, driven by increased liquidity. Traded equity volumes remained subdued on most major exchanges.

In fixed income markets, high yield (in EUR) and emerging market (in USD) bonds recorded the strongest total returns in 1Q12. In the investment grade segment, financials outperformed, supported by the perceived decline in contagion risk. In contrast to the previous quarter, European corporate credits outperformed their US counterparts, supported by the successful Greek sovereign debt restructuring (refer to charts "Credit spreads"). For government bonds, performance was mixed. While Italian government bonds recorded strong returns, benchmark government bonds, and in particular long-dated US treasuries, were negatively affected by expectations of future central bank rate increases (refer to the charts "Yield curves"). In this environment, inflation expectations also increased, leading to an outperformance of inflation-linked bonds versus nominal bonds in both the US and Europe.

Stronger US economic data, the rise in US long-term yields and increased risk appetite were key drivers in foreign exchange markets in 1Q12. The Japanese yen declined against most currencies as foreign yields rose and the BoJ policies became more expansionary. The Swiss franc remained slightly above the minimum exchange rate of CHF 1.20 per euro previously declared by the Swiss National Bank. Narrowing interest rate spreads between euro and Swiss franc prevented the Swiss franc from weakening. Major currencies, including the euro and British pound, were largely stable against the US dollar. Emerging market currencies benefitted from stable global growth prospects and renewed capital inflows.

Commodity markets saw a turnaround in 1Q12 compared to the end of 4Q11 when most commodity prices were under severe selling pressure. Oil prices rose, partly due to political tensions in the Middle East. Gold prices had a strong start at the beginning of the year, though towards the end of the quarter eased in part due to the increase in US bond yields. The Credit Suisse Commodity Benchmark increased more than 5% in 1Q12.

Sector environment
After recent underperformance, the banking sector showed a positive performance in 1Q12 and outperformed the broader market (refer to the charts "Equity markets"). For European banks, this was supported by the Long-Term Refinancing Operation (LTRO) from the ECB. The LTRO facility improved funding access and helped to ease investors’ liquidity concerns. Industry participants continued to take further steps to adjust their business models to reflect the sector's changing regulatory framework, especially in investment banking. Cost pressures remained high in the banking industry, with many institutions continuing cost-cutting initiatives.

In 1Q12, in the private banking sector, client activity improved somewhat, but remained at low levels. The strength of the Swiss franc continued to adversely impact Swiss wealth management institutions. The sector continued to adapt to industry-specific regulatory changes, including cross-border business and investor protection requirements. The Swiss real estate market saw sustained strong demand, supported by continued low interest rates. Concerns about the real estate market overheating in certain areas of Switzerland continued and were repeatedly mentioned by the Swiss Financial Market Supervisory Authority (FINMA).

In the investment banking sector, global announced and completed mergers and acquisitions (M&A) volumes were lower quarter on quarter and year on year. Global equity underwriting volumes increased 33% from 4Q11, driven primarily by increased follow-on activity, but were 32% lower than 1Q11 as initial public offering (IPO) activity remained subdued. Global debt underwriting volumes increased 84% relative to 4Q11, and were up slightly from the prior-year period. Global equity trading volumes were in line with 4Q11 and lower compared to 1Q11. Fixed income volumes generally increased from 4Q11, but were lower than 1Q11, particularly for treasuries, federal agency and corporate bonds.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index posted an increase of 4% for 1Q12. Long/short equity and emerging markets saw the largest gains, with declines in dedicated short bias and managed futures. In the private equity industry, investor confidence improved somewhat, and the proportion of investors looking to make new commitments in 2012 increased.

Market volumes (growth in %)

	Global		Europe

end of 1Q12	QoQ	YoY	QoQ	YoY

Equity trading volume [1]	0	(18)	2	(21)

Announced mergers and acquisitions [2]	(11)	(22)	5	(18)

Completed mergers and acquisitions [2]	(30)	(34)	(40)	(45)

Equity underwriting [2]	33	(32)	264	0

Debt underwriting [2]	84	5	178	(7)

Syndicated lending - investment grade [2]	(42)	(14)	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic

Credit Suisse
In 1Q12, we recorded net income attributable to shareholders of CHF 44 million, including fair value losses of CHF 1.6 billion before tax on our own vanilla debt, stand-alone derivatives relating to certain of our funding liabilities and debit valuation adjustments on structured notes. Diluted earnings per share were CHF 0.03. Our capital position remained strong with a Basel II.5 tier 1 ratio of 15.6%, compared to 15.2% as of the end of 4Q11.

Results

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net revenues	6,047	4,488	8,156	35	(26)

Provision for credit losses	34	97	(7)	(65)	–

Compensation and benefits	3,711	3,021	4,029	23	(8)

General and administrative expenses	1,653	1,879	1,632	(12)	1

Commission expenses	451	480	536	(6)	(16)

Total other operating expenses	2,104	2,359	2,168	(11)	(3)

Total operating expenses	5,815	5,380	6,197	8	(6)

Income/(loss) before taxes	198	(989)	1,966	–	(90)

Income tax expense/(benefit)	(16)	(397)	465	(96)	–

Net income/(loss)	214	(592)	1,501	–	(86)

Net income/(loss) attributable to noncontrolling interests	170	45	362	278	(53)

Net income/(loss) attributable to shareholders	44	(637)	1,139	–	(96)

Earnings per share (CHF)

Basic earnings/(loss) per share	0.03	(0.62)	0.91	–	(97)

Diluted earnings/(loss) per share	0.03	(0.62)	0.90	–	(97)

Return on equity (%, annualized)

Return on equity attributable to shareholders	0.5	(7.7)	13.4	–	–

Return on tangible equity attributable to shareholders [1]	0.7	(10.4)	18.1	–	–

Number of employees (full-time equivalents)

Number of employees	48,700	49,700	50,100	(2)	(3)

1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	1Q12	4Q11	1Q11	1Q12	4Q11	1Q11	1Q12	4Q11	1Q11

Statements of operations (CHF million)

Net revenues	5,878	4,473	7,813	169	15	343	6,047	4,488	8,156

Provision for credit losses	34	97	(7)	0	0	0	34	97	(7)

Compensation and benefits	3,707	3,023	4,025	4	(2)	4	3,711	3,021	4,029

General and administrative expenses	1,646	1,871	1,634	7	8	(2)	1,653	1,879	1,632

Commission expenses	451	480	536	0	0	0	451	480	536

Total other operating expenses	2,097	2,351	2,170	7	8	(2)	2,104	2,359	2,168

Total operating expenses	5,804	5,374	6,195	11	6	2	5,815	5,380	6,197

Income/(loss) before taxes	40	(998)	1,625	158	9	341	198	(989)	1,966

Income tax expense/(benefit)	(16)	(397)	465	0	0	0	(16)	(397)	465

Net income/(loss)	56	(601)	1,160	158	9	341	214	(592)	1,501

Net income/(loss) attributable to noncontrolling interests	12	36	21	158	9	341	170	45	362

Net income/(loss) attributable to shareholders	44	(637)	1,139	–	–	–	44	(637)	1,139

Statement of operations metrics (%)

Cost/income ratio	98.7	120.1	79.3	–	–	–	96.2	119.9	76.0

Pre-tax income margin	0.7	(22.3)	20.8	–	–	–	3.3	(22.0)	24.1

Effective tax rate	(40.0)	39.8	28.6	–	–	–	(8.1)	40.1	23.7

Net income margin [1]	0.7	(14.2)	14.6	–	–	–	0.7	(14.2)	14.0

1 Based on amounts attributable to shareholders.

Core Results
In 1Q12, we recorded net income attributable to shareholders of CHF 44 million. Net revenues were CHF 5,878 million, and total operating expenses were CHF 5,804 million.
Our results included fair value losses of CHF 1.6 billion before tax on our own long-term vanilla debt, stand-alone derivatives relating to certain of our funding liabilities and debit valuation adjustments (DVA) on structured notes. The results also included losses of CHF 261 million from businesses we are exiting in our Investment Banking fixed income business. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against all major currencies. Compared to 1Q11, the adverse foreign exchange translation impact on net revenues and income before taxes was CHF 219 million and CHF 106 million. Operating expenses included compensation expense of CHF 534 million related to 2011 Partner Asset Facility (PAF2) deferred compensation awards, which were granted and expensed in 1Q12.

We reduced Basel III risk-weighted assets in Investment Banking by 15% compared to 4Q11. In Asset Management, we completed a partial sale of our investment in Aberdeen Asset Management, recognizing a gain of CHF 178 million and improving our capital position.

We recorded net asset outflows of CHF 7.1 billion, with net new assets of CHF 8.4 billion in Private Banking from inflows in our ultra-high-net-worth individual (UHNWI) client segment and emerging markets and net asset outflows of CHF 13.7 billion in Asset Management.

Core Results

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net interest income	1,861	1,661	1,732	12	7

Commissions and fees	3,179	2,765	3,679	15	(14)

Trading revenues	180	(36)	2,004	–	(91)

Other revenues	658	83	398	–	65

Net revenues	5,878	4,473	7,813	31	(25)

Provision for credit losses	34	97	(7)	(65)	–

Compensation and benefits	3,707	3,023	4,025	23	(8)

General and administrative expenses	1,646	1,871	1,634	(12)	1

Commission expenses	451	480	536	(6)	(16)

Total other operating expenses	2,097	2,351	2,170	(11)	(3)

Total operating expenses	5,804	5,374	6,195	8	(6)

Income/(loss) before taxes	40	(998)	1,625	–	(98)

Income tax expense/(benefit)	(16)	(397)	465	(96)	–

Net income/(loss)	56	(601)	1,160	–	(95)

Net income attributable to noncontrolling interests	12	36	21	(67)	(43)

Net income/(loss) attributable to shareholders	44	(637)	1,139	–	(96)

Statement of operations metrics (%)

Cost/income ratio	98.7	120.1	79.3	–	–

Pre-tax income margin	0.7	(22.3)	20.8	–	–

Effective tax rate	(40.0)	39.8	28.6	–	–

Net income margin [1]	0.7	(14.2)	14.6	–	–

Number of employees (full-time equivalents)

Number of employees	48,700	49,700	50,100	(2)	(3)

1 Based on amounts attributable to shareholders.

Core Results reporting by division

	in			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Net revenues (CHF million)

Wealth Management Clients	2,185	2,120	2,434	3	(10)

Corporate & Institutional Clients	466	455	463	2	1

Private Banking	2,651	2,575	2,897	3	(8)

Investment Banking	4,140	1,113	5,066	272	(18)

Asset Management	663	458	594	45	12

Corporate Center	(1,576)	327	(744)	–	112

Net revenues	5,878	4,473	7,813	31	(25)

Provision for credit losses (CHF million)

Wealth Management Clients	22	43	12	(49)	83

Corporate & Institutional Clients	18	32	0	(44)	–

Private Banking	40	75	12	(47)	233

Investment Banking	(6)	22	(19)	–	(68)

Provision for credit losses	34	97	(7)	(65)	–

Total operating expenses (CHF million)

Wealth Management Clients	1,757	1,792	1,798	(2)	(2)

Corporate & Institutional Clients	229	240	231	(5)	(1)

Private Banking	1,986	2,032	2,029	(2)	(2)

Investment Banking	3,153	2,534	3,605	24	(13)

Asset Management	413	368	419	12	(1)

Corporate Center	252	440	142	(43)	77

Total operating expenses	5,804	5,374	6,195	8	(6)

Income/(loss) before taxes (CHF million)

Wealth Management Clients	406	285	624	42	(35)

Corporate & Institutional Clients	219	183	232	20	(6)

Private Banking	625	468	856	34	(27)

Investment Banking	993	(1,443)	1,480	–	(33)

Asset Management	250	90	175	178	43

Corporate Center	(1,828)	(113)	(886)	–	106

Income/(loss) before taxes	40	(998)	1,625	–	(98)

Core Results reporting by region

	in			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Net revenues (CHF million)

Switzerland	2,030	1,866	2,160	9	(6)

EMEA	1,968	1,146	2,003	72	(2)

Americas	2,597	732	3,486	255	(26)

Asia Pacific	859	402	908	114	(5)

Corporate Center	(1,576)	327	(744)	–	112

Net revenues	5,878	4,473	7,813	31	(25)

Income/(loss) before taxes (CHF million)

Switzerland	667	423	718	58	(7)

EMEA	396	(228)	349	–	13

Americas	621	(856)	1,252	–	(50)

Asia Pacific	184	(224)	192	–	(4)

Corporate Center	(1,828)	(113)	(886)	–	106

Income/(loss) before taxes	40	(998)	1,625	–	(98)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Impact from movements in credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and DVA relating to certain structured notes liabilities carried at fair value. For segment reporting purposes through the end of 2011, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse long-term vanilla debt as of the opening 1Q10 balance sheet was charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads was included in the Corporate Center.

Beginning in 1Q12, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on our funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than our Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses).

in	1Q12	4Q11	1Q11

Net income/(loss) attributable to shareholders, excluding impact from movements in credit spreads (CHF million)	1,154	(969)	1,676

Fair value gains/(losses) on own long-term vanilla debt	(894)	188	(309)

Fair value gains/(losses) on debit valuation adjustments on structured notes	(482)	182	(86)

Fair value gains/(losses) on stand-alone derivatives	(178)	21	(308)

Tax expense/(benefit)	(444)	59	(166)

Net income/(loss) attributable to shareholders	44	(637)	1,139

Regulatory capital excludes cumulative fair value gains/(losses) related to own long-term vanilla debt and structured notes, net of tax. Refer to “Treasury management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Results overview
Certain reclassifications have been made to prior periods to conform to the current presentation.
In Private Banking, net revenues of CHF 2,651 million decreased 8% from 1Q11, mainly driven by lower transaction-based revenues. Recurring commissions and fees declined 10% due to lower revenues across most revenue categories. Net interest income was stable in an ongoing low interest rate environment. Compared to 4Q11, transaction-based revenues increased 15%, mainly due to higher brokerage and product issuing fees, reflecting continued low but improved client activity. In 1Q12, Private Banking attracted solid net new assets of CHF 8.4 billion. Wealth Management Clients contributed net new assets of CHF 5.8 billion, driven by inflows from its UHNWI client segment and emerging markets. Wealth Management Clients in Switzerland reported net new assets of CHF 3.3 billion excluding outflows of CHF 4.1 billion related to the integration of Clariden Leu. Corporate & Institutional Clients in Switzerland contributed net new assets of CHF 2.6 billion.

In Investment Banking, net revenues of CHF 4,140 million were down 18% from 1Q11. In 1Q12, consistent with the execution of our refined strategy, we further reduced Basel III risk-weighted assets by USD 38 billion to USD 210 billion. Fixed income sales and trading revenues were significantly higher than 4Q11, driven by client franchise momentum, improved trading conditions and better client flow. We had more balanced results among our macro businesses (global rates and foreign exchange), securitized products and global credit products. We also had a strong performance in emerging markets. Relative to 1Q11, fixed income sales and trading revenues declined 21%, primarily due to a record quarter for securitized products in 1Q11, which benefited from higher inventory levels, and losses incurred in 1Q12 from businesses we are exiting. In 1Q12, we reduced fixed income Basel III risk-weighted assets by 45% from a year ago while revenues declined substantially less, demonstrating improved capital efficiency and resource allocation as a result of our refined strategy. Equity sales and trading revenues were solid despite sustained weak trading volumes, reflecting stable market share positions across key businesses such as prime services and cash equities. A significant improvement in derivatives over 4Q11 was driven by improved market conditions and stronger customer flows. Underwriting and advisory results recovered from a weak 4Q11 due to market share momentum and strong results in debt underwriting, reflecting an increase in new issue activity in high yield and investment grade.

In Asset Management, net revenues of CHF 663 million were up 12% from 1Q11, with a pre-tax income margin of 38%. In February, we completed a partial sale of our investment in Aberdeen Asset Management, recognizing a gain of CHF178 million and improving our capital position. We reduced our ownership interest from 19.8% to 9.8%. Excluding this gain, income before taxes was CHF 72 million, down from CHF 175 million in 1Q11. Investment-related gains of CHF 101 million decreased 37% compared with 1Q11, but increased significantly compared with 4Q11. Compared with 1Q11, fee-based revenues decreased 9%, with a decline in placement fees, asset management fees and equity participations income. Our fee-based margin was 40 basis points compared with 41 basis points in 1Q11.

> Refer to “Private Banking”, “Investment Banking” and “Asset Management” for further information.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 1Q12, losses before taxes were CHF 1,828 million, including fair value losses on our vanilla debt of CHF 894 million, DVA losses on certain structured notes liabilities of CHF 482 million, fair value losses on stand-alone derivatives of CHF 178 million and CHF 68 million of realignment costs consisting primarily of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives. The fair value losses on own debt reflected the narrowing of credit spreads on senior and subordinated debt across all currencies. Results also included gains relating to our purchase of outstanding hybrid tier 1 and tier 2 capital instruments in a tender offer in March 2012.

> Refer to “Impact from movements in credit spreads” for further information.
Provision for credit losses were net provisions of CHF 34 million in 1Q12, with net provisions of CHF 40 million in Private Banking and releases of CHF 6 million in Investment Banking.
Total operating expenses of CHF 5,804 million were down 6% compared to 1Q11, primarily reflecting 8% lower compensation and benefits. The decrease in compensation and benefits was mainly due to lower discretionary performance-related compensation expense and the favorable foreign exchange translation impact. The lower operating expenses also reflected the benefits from our expense reduction initiative. General and administrative expenses were CHF 1,646 million, up 1% compared to 1Q11.

An income tax benefit of CHF 16 million in 1Q12 mainly reflected a release of contingency reserves for uncertain tax positions partially offset by an income tax expense on pre-tax income. Deferred tax assets on net operating losses decreased by CHF 464 million to CHF 3,388 million during 1Q12. Overall, net deferred tax assets decreased by CHF 219 million to CHF 8,291 million during 1Q12. The Core Results effective tax rate was (40.0)% in 1Q12, compared to 39.8% in 4Q11.

> Refer to “Note 20 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.
Assets under management were CHF 1,249.6 billion, up CHF 20.1 billion, or 1.6% compared to the end of 4Q11, mainly reflecting positive market performance partially offset by adverse foreign exchange-related movements. Private Banking recorded net new assets of CHF 8.4 billion in 1Q12, including CHF 5.8 billion from Wealth Management Clients, with inflows particularly from its UHNWI client segment and emerging markets. Asset management recorded net asset outflows of CHF 13.7 billion, with outflows in traditional investments partly offset by inflows in alternative investments.

Overview of results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	1Q12	4Q11	1Q11	1Q12	4Q11	1Q11	1Q12	4Q11	1Q11	1Q12		4Q11		1Q11		1Q12	4Q11	1Q11		1Q12	4Q11	1Q11	1Q12	4Q11	1Q11

Statements of operations (CHF million)

Net revenues	2,651	2,575	2,897	4,140	1,113	5,066	663	458	594	(1,576)		327		(744)		5,878	4,473	7,813		169	15	343	6,047	4,488	8,156

Provision for credit losses	40	75	12	(6)	22	(19)	0	0	0	0		0		0		34	97	(7)		0	0	0	34	97	(7)

Compensation and benefits	1,214	1,127	1,224	2,063	1,364	2,408	263	204	260	167		328		133		3,707	3,023	4,025		4	(2)	4	3,711	3,021	4,029

General and administrative expenses	621	757	621	840	890	887	118	130	125	67		94		1		1,646	1,871	1,634		7	8	(2)	1,653	1,879	1,632

Commission expenses	151	148	184	250	280	310	32	34	34	18		18		8		451	480	536		0	0	0	451	480	536

Total other operating expenses	772	905	805	1,090	1,170	1,197	150	164	159	85		112		9		2,097	2,351	2,170		7	8	(2)	2,104	2,359	2,168

Total operating expenses	1,986	2,032	2,029	3,153	2,534	3,605	413	368	419	252		440		142		5,804	5,374	6,195		11	6	2	5,815	5,380	6,197

Income/(loss) before taxes	625	468	856	993	(1,443)	1,480	250	90	175	(1,828)		(113)		(886)		40	(998)	1,625		158	9	341	198	(989)	1,966

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		(16)	(397)	465		0	0	0	(16)	(397)	465

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		56	(601)	1,160		158	9	341	214	(592)	1,501

Net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		12	36	21		158	9	341	170	45	362

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		44	(637)	1,139		–	–	–	44	(637)	1,139

Statement of operations metrics (%)

Cost/income ratio	74.9	78.9	70.0	76.2	227.7	71.2	62.3	80.3	70.5	–		–		–		98.7	120.1	79.3		–	–	–	96.2	119.9	76.0

Pre-tax income margin	23.6	18.2	29.5	24.0	(129.6)	29.2	37.7	19.7	29.5	–		–		–		0.7	(22.3)	20.8		–	–	–	3.3	(22.0)	24.1

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		(40.0)	39.8	28.6		–	–	–	(8.1)	40.1	23.7

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		0.7	(14.2)	14.6		–	–	–	0.7	(14.2)	14.0

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,374	7,365	6,846	19,670	19,813	19,243	3,145	3,207	3,337	1,932	[2]	1,924	[2]	1,109	[2]	32,109	32,303	30,516		–	–	–	32,109	32,303	30,516

Pre-tax return on average utilized economic capital (%) [3]	34.2	25.7	50.4	20.9	(28.5)	31.3	33.2	12.5	22.0	–		–		–		1.1	(11.7)	21.9		–	–	–	3.1	(11.6)	26.3

Balance sheet statistics (CHF million)

Total assets	353,899	350,955	341,581	756,305	804,420	779,218	27,213	28,667	28,275	(141,995)	[4]	(139,626)	[4]	(138,996)	[4]	995,422	1,044,416	1,010,078		4,598	4,749	6,390	1,000,020	1,049,165	1,016,468

Net loans	197,566	196,268	185,795	34,063	37,134	36,721	–	–	–	67		11		(6)		231,696	233,413	222,510		–	–	–	231,696	233,413	222,510

Goodwill	735	743	749	6,165	6,363	6,226	1,433	1,485	1,458	–		–		–		8,333	8,591	8,433		–	–	–	8,333	8,591	8,433

Number of employees (full-time equivalents)

Number of employees	24,400	25,200	25,600	20,700	20,900	20,800	2,700	2,700	2,800	900		900		900		48,700	49,700	50,100		–	–	–	48,700	49,700	50,100

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Key performance indicators
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

in / end of	Target	1Q12	2011	2010	2009

Growth (%)

Collaboration revenues	18 - 20% of net revenues	16.1	16.8	14.4	15.5

Net new asset growth (annualized)	Above 6%	(2.3)	3.3	5.6	4.0

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	16.6	(39.4)	(23.3)	80.1

Total shareholder return of peer group [1,2]	–	31.7	(35.0)	(1.7)	36.6

Return on equity attributable to shareholders (annualized)	Above 15%	0.5	6.0	14.4	18.3

Core Results pre-tax income margin	Above 28%	0.7	10.8	22.2	25.5

Capital (%)

Tier 1 ratio (Basel II.5)	Compliance with Swiss "Too Big to Fail" and Basel III	15.6	15.2	14.2	–

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Information and developments
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

As the Basel Committee on Banking Supervision (BCBS) Basel III framework (Basel III) will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets and capital for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Progress on strategy implementation
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced that we are adapting our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure in order to sustain returns for shareholders.

In Private Banking, we made good progress in implementing the initiatives we announced in November 2011 to optimize Private Banking’s business portfolio and enhance profitability, in particular the integration of Clariden Leu. The merger with Clariden Leu was completed on April 2, 2012.

In Investment Banking, we further reduced Basel III risk-weighted assets by 15%, or USD 38 billion, to USD 210 billion. USD 33 billion of the reduction was achieved within our fixed income businesses, primarily in our wind-down portfolio. This included continued reduction of trades and positions in global rates, global credit products, emerging markets and legacy positions. In addition, we reduced risk-weighted assets in our ongoing businesses, primarily through the sale of client inventory positions in securitized products, and through a combination of external hedges and other mitigation measures such as the PAF2 transaction.

> Refer to “Strategy” in I – Information on the company in the Credit Suisse Annual Report 2011 for further information.
Hedging-Griffo
In November 2007, Banco de Investimentos Credit Suisse (Brasil) S.A. (Credit Suisse Brazil), a wholly owned subsidiary of Credit Suisse AG, acquired a majority interest (50% plus one share) in Hedging-Griffo Investimentos S.A. (Hedging-Griffo), a leading independent asset management and private banking company in Brazil, and entered into option arrangements in respect of the remaining equity interests in Hedging-Griffo. Credit Suisse Brazil intends to acquire the remaining equity interests in Hedging-Griffo as contemplated under the existing option arrangements. The closing of such acquisition will be subject to regulatory approvals. The costs associated with the acquisition will be covered  by an issuance of new Group shares (approximately 2% of the issued share capital) out of the Group’s authorized share capital in accordance with its articles of association. This share issuance is currently planned for June 2012 and the newly issued shares will be sold in the market shortly thereafter.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Deferred compensation for 2011 was awarded in the form of Group shares and PAF2 awards. The PAF2 awards fully vested and compensation expense of CHF 534 million was recognized in 1Q12.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2011 for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.

In April 2012, Switzerland and Austria signed a bilateral tax agreement that would regularize assets in Switzerland of Austrian residents, similar in principle to the tax agreements Switzerland recently signed with Germany and the UK. The agreement remains subject to parliamentary approval by the contracting countries.

> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2011 for further information.
Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another.  Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.

> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2011 for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

> Refer to “Note 1 – Summary of significant accounting policies” and “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 1Q12, 52% and 40% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 6.6 billion during 1Q12, primarily reflecting decreases in trading assets and loans held-for-sale. The decrease in trading assets primarily reflected net sales and the foreign exchange translation impact. The decrease in loans held-for-sale primarily reflected transfers out of level 3 and net sales.

Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 34.0 billion, compared to CHF 39.3 billion as of the end of 4Q11. As of the end of 1Q12, these assets comprised 4% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 8% as of the end of 4Q11, respectively.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 1Q12 was 48,700, down 1,000 from 4Q11 and down 1,400 from 1Q11. This reflected reductions in headcount in connection with our cost efficiency initiatives.

Number of employees by division

	end of				% change

	1Q12		4Q11	1Q11	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	24,400		25,200	25,600	(3)	(5)

Investment Banking	20,700		20,900	20,800	(1)	0

Asset Management	2,700		2,700	2,800	0	(4)

Corporate Center	900		900	900	0	0

Number of employees	48,700	[1]	49,700	50,100	(2)	(3)

1 Excludes 1,400 employees in connection with the cost efficiency initiatives.

Private Banking
In 1Q12, we reported income before taxes of CHF 625 million and net revenues of CHF 2,651 million.
Net revenues increased 3% from 4Q11, driven by higher transaction-based revenues which increased 15%, reflecting continued low but improved client activity. However, net revenues were 8% lower compared to 1Q11.

Total operating expenses reflected the progress on our cost efficiency measures and decreased slightly compared to both 1Q11 and 4Q11. Compensation and benefits included the deferred compensation expense of CHF 67 million from the PAF2 awards, which were granted and expensed in 1Q12. General and administrative expenses were stable compared to 1Q11 and decreased 18% compared to 4Q11.

Provision for credit losses were CHF 40 million on our net loan portfolio of CHF 198 billion.
Our headcount was 1,200 lower compared to 1Q11 in line with our efficiency measures. In comparison to 4Q11 our headcount decreased 800.
In 1Q12, we attracted solid net new assets of CHF 8.4 billion, of which Wealth Management Clients contributed CHF 5.8 billion, driven by inflows from our UHNWI client segment and emerging markets. Wealth Management Clients in Switzerland reported net new assets of CHF 3.3 billion excluding outflows of CHF 4.1 billion related to the integration of Clariden Leu. Corporate & Institutional Clients in Switzerland contributed net new assets of CHF 2.6 billion.

Results

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,651	2,575	2,897	3	(8)

Provision for credit losses	40	75	12	(47)	233

Compensation and benefits	1,214	1,127	1,224	8	(1)

General and administrative expenses	621	757	621	(18)	0

Commission expenses	151	148	184	2	(18)

Total other operating expenses	772	905	805	(15)	(4)

Total operating expenses	1,986	2,032	2,029	(2)	(2)

Income before taxes	625	468	856	34	(27)

of which Wealth Management Clients	406	285	624	42	(35)

of which Corporate & Institutional Clients	219	183	232	20	(6)

Statement of operations metrics (%)

Cost/income ratio	74.9	78.9	70.0	–	–

Pre-tax income margin	23.6	18.2	29.5	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,374	7,365	6,846	0	8

Pre-tax return on average utilized economic capital (%) [1]	34.2	25.7	50.4	–	–

Number of employees (full-time equivalents)

Number of employees	24,400	25,200	25,600	(3)	(5)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Net revenue detail (CHF million)

Net interest income	1,168	1,167	1,176	0	(1)

Recurring commissions and fees	908	910	1,007	0	(10)

Transaction-based	575	498	714	15	(19)

Net revenues	2,651	2,575	2,897	3	(8)

Provision for credit losses (CHF million)

New provisions	81	126	41	(36)	98

Releases of provisions	(41)	(51)	(29)	(20)	41

Provision for credit losses	40	75	12	(47)	233

Balance sheet statistics (CHF million)

Net loans	197,566	196,268	185,795	1	6

of which Wealth Management Clients [1]	140,321	139,725	133,466	0	5

of which Corporate & Institutional Clients	57,245	56,543	52,329	1	9

Deposits	258,025	257,521	248,090	0	4

of which Wealth Management Clients [1]	203,856	203,350	197,802	0	3

of which Corporate & Institutional Clients	54,169	54,171	50,288	0	8

Number of relationship managers

Switzerland	1,760	1,950	2,050	(10)	(14)

EMEA	1,250	1,180	1,240	6	1

Americas	560	550	550	2	2

Asia Pacific	360	360	360	0	0

Wealth Management Clients	3,930	4,040	4,200	(3)	(6)

Corporate & Institutional Clients (Switzerland)	540	520	490	4	10

Number of relationship managers	4,470	4,560	4,690	(2)	(5)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

Results detail
The following provides a comparison of our 1Q12 results versus 1Q11 (YoY) and versus 4Q11 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 8% from CHF 2,897 million to CHF 2,651 million
The decrease in net revenues was mainly driven by lower transaction-based revenues. Net interest income was stable, as lower deposit and loan margins were offset by higher average deposit and loan volumes. Lower margins reflected the ongoing low interest rate environment with a relatively flat interest rate curve. Recurring commissions and fees declined 10% due to lower revenues across most revenue categories, particularly due to lower investment product management fees, lower discretionary mandates management fees, and lower investment account and services fees. Transaction-based revenues were 19% lower, driven by lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes across all product lines. Transaction-based revenues included fair value losses on the Clock Finance transaction of CHF 16 million compared to fair value losses of CHF 11 million in 1Q11.

QoQ: Up 3% from CHF 2,575 million to CHF 2,651 million
The slight increase in net revenues was mainly driven by higher transaction-based revenues. Net interest income was stable, reflecting slightly lower deposit and loan margins on stable average deposit and loan volumes. Recurring commissions and fees were stable, as higher banking services fees were mainly offset by lower investment product management fees. Transaction-based revenues increased 15%, mainly due to higher brokerage and product issuing fees, reflecting continued low but improved client activity and related transaction-based volumes across all product lines. Transaction-based revenues included fair value losses on the Clock Finance transaction of CHF 16 million compared to fair value losses of CHF 8 million in 4Q11.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Up from CHF 12 million to CHF 40 million
Wealth Management Clients recorded net provisions of CHF 22 million and Corporate & Institutional Clients recorded net provisions of CHF 18 million. Provision for credit losses reflected mainly higher new provisions, resulting from isolated cases in both Wealth Management Clients and Corporate & Institutional Clients.

QoQ: Down from CHF 75 million to CHF 40 million
Provision for credit losses reflected mainly lower new provisions. In 4Q11, Wealth Management Clients recorded net provisions of CHF 43 million and Corporate & Institutional Clients recorded net provisions of CHF 32 million.

Operating expenses
Compensation and benefits
YoY: Stable at CHF 1,214 million compared to CHF 1,224 million
Compensation and benefits were stable as measures from our cost efficiency initiative were offset by deferred compensation expense of CHF 67 million from the PAF2 awards, which were granted and expensed in 1Q12. Discretionary performance-related compensation accruals decreased, reflecting lower business performance.

QoQ: Up 8% from CHF 1,127 million to CHF 1,214 million
The increase reflected deferred compensation expense from the PAF2 awards and higher discretionary performance-related compensation accruals, partially offset by measures from our cost efficiency initiative.

General and administrative expenses
YoY: Stable at CHF 621 million
General and administrative expenses were stable as higher premises and equipment expenses and legal and professional fees were offset by lower expenses in all other categories.
QoQ: Down 18% from CHF 757 million to CHF 621 million
The decrease was mainly driven by lower legal and professional fees, lower costs related to regulatory requirements and lower non-credit-related provisions and losses.

Assets under management
Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Assets under management of CHF 957.7 billion were CHF 29.8 billion higher compared to the end of 4Q11, driven by positive market movements and net new assets of CHF 8.4 billion which were partially offset by an adverse foreign exchange impact. Wealth Management Clients contributed solid net new assets of CHF 5.8 billion, particularly from our UHNWI client segment and emerging markets. Wealth Management Clients in Switzerland reported net new assets of CHF 3.3 billion excluding outflows of CHF 4.1 billion related to the integration of Clariden Leu. Corporate & Institutional Clients in Switzerland acquired solid net new assets of CHF 2.6 billion. Average assets under management of Wealth Management Clients increased 3.5% compared to 4Q11.

Assets under management were stable at CHF 957.7 billion compared to the end of 1Q11, as net new assets were offset by an adverse foreign exchange impact and negative market movements. Average assets under management in Wealth Management Clients decreased 2.3% compared to 1Q11.

Assets under management - Private Banking

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Assets under management by region (CHF billion)

Switzerland	301.4	305.2	331.0	(1.2)	(8.9)

EMEA	272.9	262.4	277.1	4.0	(1.5)

Americas	151.9	140.9	139.4	7.8	9.0

Asia Pacific	88.3	83.0	82.1	6.4	7.6

Wealth Management Clients	814.5	791.5	829.6	2.9	(1.8)

Corporate & Institutional Clients (Switzerland)	143.2	136.4	128.3	5.0	11.6

Assets under management	957.7	927.9	957.9	3.2	0.0

Average assets under management (CHF billion)

Average assets under management	945.1	910.3	951.0	3.8	(0.6)

Assets under management by currency (CHF billion)

USD	302.7	296.6	303.3	2.1	(0.2)

EUR	207.3	204.5	228.4	1.4	(9.2)

CHF	310.4	296.2	297.6	4.8	4.3

Other	137.3	130.6	128.6	5.1	6.8

Assets under management	957.7	927.9	957.9	3.2	0.0

Net new assets by region (CHF billion)

Switzerland	(0.8)	(2.3)	4.7	(65.2)	–

EMEA	(0.9)	4.1	4.0	–	–

Americas	4.3	1.3	3.0	230.8	43.3

Asia Pacific	3.2	0.9	4.0	255.6	(20.0)

Wealth Management Clients	5.8	4.0	15.7	45.0	(63.1)

Corporate & Institutional Clients (Switzerland)	2.6	3.6	2.3	(27.8)	13.0

Net new assets	8.4	7.6	18.0	10.5	(53.3)

Growth in assets under management (CHF billion)

Net new assets	5.8	4.0	15.7	–	–

Other effects	17.2	25.4	5.9	–	–

of which market movements	35.0	14.6	7.4	–	–

of which currency	(16.0)	12.2	0.1	–	–

of which other	(1.8)	(1.4)	(1.6)	–	–

Wealth Management Clients	23.0	29.4	21.6	–	–

Corporate & Institutional Clients	6.8	7.1	3.4	–	–

Growth in assets under management	29.8	36.5	25.0	–	–

Growth in assets under management (annualized) (%)

Net new assets	3.6	3.4	7.7	–	–

of which Wealth Management Clients	2.9	2.1	7.8	–	–

of which Corporate & Institutional Clients	7.6	11.1	7.4	–	–

Other effects	9.2	13.0	3.0	–	–

Growth in assets under management	12.8	16.4	10.7	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	3.6	4.8	5.7	–	–

of which Wealth Management Clients	3.4	4.7	5.8	–	–

of which Corporate & Institutional Clients	5.5	5.4	4.9	–	–

Other effects	(3.7)	(5.3)	(4.4)	–	–

Growth in assets under management (rolling four-quarter average)	(0.1)	(0.5)	1.3	–	–

Progress on strategy implementation
We made good progress in implementing the initiatives we announced in November 2011 to optimize Private Banking’s business portfolio and enhance profitability, in particular the integration of Clariden Leu. The merger with Clariden Leu was completed on April 2, 2012. Most of Clariden Leu’s business activities remain in Private Banking, while some selected businesses will be managed by other divisions going forward. The further process of integrating Clariden Leu business activities is expected to be completed by the end of 2012.

Wealth Management Clients
Net revenues
Net interest income
YoY: Stable at CHF 868 million compared to CHF 880 million
Net interest income was stable, as lower deposit and loan margins were offset by slightly higher average deposit volumes and higher average loan volumes. Average deposit volumes increased despite slightly lower average US dollar and euro exchange rates against the Swiss franc.

QoQ: Stable at CHF 868 million compared to CHF 863 million
Stable net interest income reflected slightly lower deposit and loan margins on stable average deposit and loan volumes.
Recurring commissions and fees
YoY: Down 12% from CHF 904 million to CHF 799 million
Recurring commissions and fees decreased primarily due to lower investment product management fees, discretionary mandate management fees and investment account and services fees.
QoQ: Down 3% from CHF 821 million to CHF 799 million
The slight decline in recurring commissions and fees reflected clients moving towards a more conservative risk profile within their asset allocation, resulting in lower investment product management fees.

Transaction-based
YoY: Down 20% from CHF 650 million to CHF 518 million
The decline was driven by substantially lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes mainly in equities, mutual funds and structured products.

QoQ: Up 19% from CHF 436 million to CHF 518 million
The increase was mainly due to higher brokerage and product issuing fees, reflecting continued low but improved client activity, and higher transaction-based volumes mainly in equities, bonds and structured products.

Gross margin
Our gross margin was 109 basis points in 1Q12, 9 basis points lower than in 1Q11, mainly reflecting the substantially lower transaction-based revenues. Compared to 4Q11, the gross margin was stable.

Results - Wealth Management Clients

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net revenues	2,185	2,120	2,434	3	(10)

Provision for credit losses	22	43	12	(49)	83

Total operating expenses	1,757	1,792	1,798	(2)	(2)

Income/(loss) before taxes	406	285	624	42	(35)

Statement of operations metrics (%)

Cost/income ratio	80.4	84.5	73.9	–	–

Pre-tax income margin	18.6	13.4	25.6	–	–

Net revenue detail (CHF million)

Net interest income	868	863	880	1	(1)

Recurring commissions and fees	799	821	904	(3)	(12)

Transaction-based	518	436	650	19	(20)

Net revenues	2,185	2,120	2,434	3	(10)

Average assets under management (CHF billion)

Average assets under management	805.1	777.5	824.2	3.5	(2.3)

Gross margin (annualized) (bp) [1]

Net interest income	43	44	43	–	–

Recurring commissions and fees	40	43	44	–	–

Transaction-based	26	22	31	–	–

Gross margin	109	109	118	–	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Stable at CHF 300 million compared to CHF 296 million
Stable net interest income reflected lower deposit margins on higher average volumes and stable loan margins on higher average volumes.
QoQ: Stable at CHF 300 million compared to CHF 304 million
Stable net interest income reflected stable deposit margins on slightly lower average volumes and slightly lower loan margins on stable average volumes.
Recurring commission and fees
YoY: Up 6% from CHF 103 million to CHF 109 million
The increase primarily resulted from higher banking services fees and higher investment account and services fees.
QoQ: Up 22% from CHF 89 million to CHF 109 million
The increase was mainly due to higher banking services fees.
Transaction-based
YoY: Down 11% from CHF 64 million to CHF 57 million
The decrease was mainly driven by lower brokerage and product issuing fees, partially offset by higher revenues from integrated solutions. Transaction-based revenues included fair value losses on the Clock Finance transaction of CHF 16 million compared to fair value losses of CHF 11 million in 1Q11.

QoQ: Down 8% from CHF 62 million to CHF 57 million
The decrease was mainly driven by fair value losses on the Clock Finance transaction of CHF 16 million compared to fair value losses of CHF 8 million in 4Q11 and lower revenues from integrated solutions, partially offset by higher brokerage and product issuing fees in 1Q12.

Results - Corporate & Institutional Clients

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net revenues	466	455	463	2	1

Provision for credit losses	18	32	0	(44)	–

Total operating expenses	229	240	231	(5)	(1)

Income before taxes	219	183	232	20	(6)

Statement of operations metrics (%)

Cost/income ratio	49.1	52.7	49.9	–	–

Pre-tax income margin	47.0	40.2	50.1	–	–

Net revenue detail (CHF million)

Net interest income	300	304	296	(1)	1

Recurring commissions and fees	109	89	103	22	6

Transaction-based	57	62	64	(8)	(11)

Net revenues	466	455	463	2	1

Investment Banking
We reported income before taxes of CHF 993 million and net revenues of CHF 4,140 million.
In 1Q12, consistent with the execution of our refined strategy, we further reduced Basel III risk-weighted assets by USD 38 billion to USD 210 billion.
Fixed income sales and trading revenues were significantly higher than 4Q11, driven by client franchise momentum, improved trading conditions and better client flow. We had more balanced results among our macro businesses (global rates and foreign exchange), securitized products and global credit products. We also had a strong performance in emerging markets. Relative to 1Q11, revenues declined 21%, primarily due to a record quarter for securitized products in 1Q11, which benefited from higher inventory levels, and losses incurred in 1Q12 from businesses we are exiting. In 1Q12, we reduced fixed income Basel III risk-weighted assets by 45% from a year ago while revenues declined substantially less, demonstrating improved capital efficiency and resource allocation as a result of our refined strategy.

Equity sales and trading revenues were solid, despite sustained weak trading volumes, reflecting stable market share positions across key businesses such as prime services and cash equities. A significant improvement in derivatives over 4Q11 was driven by improved market conditions and stronger customer flows.

Underwriting and advisory results recovered from a weak 4Q11 due to market share momentum and strong results in debt underwriting, reflecting an increase in new issue activity in high yield and investment grade.

Compensation and benefits in 1Q12 were lower than 1Q11, primarily reflecting lower discretionary performance-related compensation expense, but higher than 4Q11, driven by higher deferred compensation expense of CHF 418 million from the PAF2 awards. Total other operating expenses declined from 1Q11 and 4Q11.

Results

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net revenues [1]	4,140	1,113	5,066	272	(18)

Provision for credit losses	(6)	22	(19)	–	(68)

Compensation and benefits	2,063	1,364	2,408	51	(14)

General and administrative expenses	840	890	887	(6)	(5)

Commission expenses	250	280	310	(11)	(19)

Total other operating expenses	1,090	1,170	1,197	(7)	(9)

Total operating expenses	3,153	2,534	3,605	24	(13)

Income/(loss) before taxes	993	(1,443)	1,480	–	(33)

Statement of operations metrics (%)

Cost/income ratio	76.2	227.7	71.2	–	–

Pre-tax income margin	24.0	(129.6)	29.2	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,670	19,813	19,243	(1)	2

Pre-tax return on average utilized economic capital (%) [2]	20.9	(28.5)	31.3	–	–

Number of employees (full-time equivalents)

Number of employees	20,700	20,900	20,800	(1)	0

1 Beginning in 1Q12, DVA relating to certain structured notes liabilities and fair value adjustments on Credit Suisse vanilla debt are reflected in the Corporate Center rather than in Investment Banking. As a result, Investment Banking revenues reflect reclassifications of CHF (138) million and CHF 137 million in 4Q11 and 1Q11, respectively, made to prior periods to conform to the current presentation. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Net revenue detail (CHF million)

Debt underwriting	428	229	501	87	(15)

Equity underwriting	120	111	201	8	(40)

Total underwriting	548	340	702	61	(22)

Advisory and other fees	213	176	228	21	(7)

Total underwriting and advisory	761	516	930	47	(18)

Fixed income sales and trading	2,024	(105)	2,560	–	(21)

Equity sales and trading	1,401	761	1,599	84	(12)

Total sales and trading	3,425	656	4,159	422	(18)

Other	(46)	(59)	(23)	(22)	100

Net revenues	4,140	1,113	5,066	272	(18)

Average one-day, 98% risk management Value-at-Risk (CHF million) [1]

Interest rate & credit spread	72	75	80	(4)	(10)

Foreign exchange	18	14	14	29	29

Commodity	4	3	18	33	(78)

Equity	22	23	23	(4)	(4)

Diversification benefit	(48)	(38)	(58)	26	(17)

Average one-day, 98% risk management Value-at-Risk	68	77	77	(12)	(12)

Basel III risk-weighted assets (billion) [2,3]

Risk-weighted assets (CHF)	190	233	286	(18)	(34)

Risk-weighted assets (USD)	210	248	312	(15)	(33)

1 In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. 2 Refer to "BIS statistics (Basel II.5)" in II – Treasury, risk, balance sheet and off-balance sheet – Treasury management for information on the currently applicable Basel II.5 framework. 3 As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets and capital for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Results detail
The following provides a comparison of our 1Q12 results versus 1Q11 (YoY) and versus 4Q11 (QoQ). Beginning in 1Q12, DVA relating to certain structured note liabilities and fair value adjustments on Credit Suisse vanilla debt are reflected in the Corporate Center rather than in Investment Banking. As a result, Investment Banking results reflect reclassifications made to prior periods to conform to the current presentation.

Net revenues
Debt underwriting
YoY: Down 15% from CHF 501 million to CHF 428 million
The decrease was primarily due to weaker results from our leveraged finance business, reflecting a decrease in industry-wide high yield issuance activity and slightly lower market share.
QoQ: Up 87% from CHF 229 million to CHF 428 million
The increase was primarily due to improved performance in leveraged finance, reflecting significantly higher industry-wide high yield issuance activity, improved high yield market share and higher leveraged loan refinancing activity. We also had higher results in investment grade as industry-wide global issuance volumes were stronger.

Equity underwriting
YoY: Down 40% from CHF 201 million to CHF 120 million
The decrease was driven by lower revenues across all products, particularly follow-on offerings, reflecting significantly lower levels of industry-wide equity issuance volumes as market uncertainty remained high.

QoQ: Up 8% from CHF 111 million to CHF 120 million
The increase was driven by higher revenues from follow-on offerings and IPOs, reflecting improved market share and higher follow-on activity.
Advisory and other fees
YoY: Down 7% from CHF 228 million to CHF 213 million
The decrease reflected lower M&A and other advisory fees and lower private placement fees, consistent with the decline in global industry-wide completed M&A activity.
QoQ: Up 21% from CHF 176 million to CHF 213 million
The increase was mainly due to higher M&A advisory fees, reflecting an improvement in announced and completed M&A market share partly offset by lower levels of global industry-wide completed M&A activity.

Fixed income sales and trading
YoY: Down 21% from CHF 2,560 million to CHF 2,024 million
The decrease was primarily due to lower revenues in securitized products compared to a record 1Q11, as stable client revenues and higher revenues from our agency residential mortgage-backed securities (RMBS) trading business and asset finance were more than offset by significantly lower revenues from our non-agency RMBS trading business, reflecting a 34% reduction in client inventory levels for securitized products. We also had lower results in global credit products, as declines in leveraged finance and investment grade trading were partly offset by improved results in structured credit and strategic transactions. In addition, we had lower revenues in corporate lending. Results included improved revenues in emerging markets, foreign exchange and global rates, reflecting higher client activity. In the quarter, we incurred losses of CHF 261 million from businesses we are exiting. Fixed income Basel III risk-weighted assets were USD 146 billion, a reduction of 45% from a year ago, while revenues declined by only 21%.

QoQ: From CHF (105) million to CHF 2,024 million
The increase was driven by significant improvements in securitized products and global credit products, reflecting more favorable trading conditions and improved client activity. We had stronger revenues in global rates, emerging markets and foreign exchange, reflecting strong client momentum and results from our recent platform expansion. In 4Q11, results in securitized products were impacted by valuation reductions on client inventory, losses on sales of client inventory as we reduced risk, subdued client flow and unfavorable market movements on related hedges. Also in 4Q11, global credit products were impacted by valuation reductions on client inventory. In 1Q12, we incurred losses of CHF 261 million from businesses we are exiting, compared to losses of CHF 469 million in 4Q11, of which CHF 320 million related to businesses we are exiting and CHF 149 million from the reduction of risk-weighted assets. Fixed income Basel III risk-weighted assets were reduced by 19% from 4Q11.

Equity sales and trading
YoY: Down 12% from CHF 1,599 million to CHF 1,401 million
The decrease was driven by lower revenues in cash equities, reflecting reduced customer flow as industry trading volumes were lower than a year ago. We also had slightly lower revenues in our derivatives business compared to record revenues in 1Q11, due to weaker client volumes. Prime services revenues remained stable with continued strong market share.

QoQ: Up 84% from CHF 761 million to CHF 1,401 million
The increase was primarily driven by improved results in derivatives, reflecting a rebound in market conditions and stronger client flow. The increase was also driven by higher revenues in our cash equities, fund-linked products and convertibles businesses. We also had strong results in prime services, reflecting an increase in client balances.

Provision for credit losses
YoY: From CHF (19) million to CHF (6) million
The change reflected lower releases and recoveries.
QoQ: From CHF 22 million to CHF (6) million
The change reflected lower provisions.
Operating expenses
Compensation and benefits
YoY: Down 14% from CHF 2,408 million to CHF 2,063 million
The decrease reflected lower discretionary performance-related compensation expense, reflecting the lower results, lower salaries and benefits expense related to headcount reductions and lower social security taxes on share award settlements. These were partly offset by higher deferred compensation expense from prior year awards, reflecting CHF 418 million of expenses related to PAF2.

QoQ: Up 51% from CHF 1,364 million to CHF 2,063 million
The increase was driven by higher deferred compensation expense, reflecting CHF 418 million of expenses related to PAF2 and higher discretionary performance-related compensation expense, reflecting the improved results.

General and administrative expenses
YoY: Down 5% from CHF 887 million to CHF 840 million
The decrease was driven mainly by lower IT investment costs, legal fees and consulting fees. These were partly offset by a CHF 31 million accrual for the UK bank levy, which was enacted in 3Q11. 1Q11 expenses included charitable contributions in lieu of a portion of discretionary performance-related compensation for certain managing directors in the Americas.

QoQ: Down 6% from CHF 890 million to CHF 840 million
The decrease primarily reflected lower IT investment costs and legal fees.
Market share momentum
– Ranked #3 by Dealogic in global high yield debt issuance with 8.9% market share for 1Q12, up from #5 with 8.0% market share in 2011.
– Advanced to number four globally and top five in the Americas for completed M&A volumes by Dealogic for 1Q12.
Progress on strategy implementation
To date, we have made significant progress in executing our refined strategy announced in November 2011. In 1Q12, we further reduced Basel III risk-weighted assets by 15%, or USD 38 billion, to USD 210 billion. USD 33 billion of the reduction was achieved within our fixed income businesses, primarily in our wind-down portfolio. This included continued reduction of trades and positions in global rates, global credit products, emerging markets and legacy positions. In addition, we reduced risk-weighted assets in our ongoing businesses, primarily through the sale of client inventory positions in securitized products, and through a combination of external hedges and other mitigation measures such as the PAF2 transaction. The Investment Banking Basel III risk-weighted asset target for year-end 2012 remains at USD 190 billion.

Our business portfolio has evolved as a result of our refined strategy. The reduction of inventory levels and risk-weighted assets in fixed income has resulted in a more balanced risk and revenue mix among our macro businesses (global rates and foreign exchange), securitized products and global credit products.

In addition, we have increased operating efficiency through a lower expense base, which will contribute to higher returns on capital.

Asset Management
In 1Q12, we reported income before taxes of CHF 250 million and net revenues of CHF 663 million, with a pre-tax margin of 38%.
In February, we completed a partial sale of our investment in Aberdeen Asset Management, recognizing a gain of CHF 178 million and improving our capital position. We reduced our ownership interest from 19.8% to 9.8%. Excluding this gain, income before taxes was CHF 72 million, down from CHF 175 million in 1Q11 and from CHF 90 million in 4Q11.

Investment-related gains decreased 37% compared to 1Q11, but increased significantly compared to 4Q11. Compared to 1Q11, fee-based revenues decreased 9%, with a decline in placement fees, asset management fees and equity participations income. Our fee-based margin was 40 basis points compared to 41 basis points in 1Q11.

Operating expenses of CHF 413 million were up 12% compared to 4Q11 and stable compared to 1Q11. They included deferred compensation expense of CHF 46 million from the PAF2 awards, which were granted and expensed in 1Q12.

In 1Q12, assets under management decreased 1% to CHF 403.4 billion. We had net asset outflows of CHF 13.7 billion in 1Q12, primarily from multi-asset class solutions, partially offset by inflows in alternative investments. We had positive market performance of CHF 13.8 billion.

Results

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Statements of operations (CHF million)

Net revenues	663	458	594	45	12

Provision for credit losses	0	0	0	–	–

Compensation and benefits	263	204	260	29	1

General and administrative expenses	118	130	125	(9)	(6)

Commission expenses	32	34	34	(6)	(6)

Total other operating expenses	150	164	159	(9)	(6)

Total operating expenses	413	368	419	12	(1)

Income before taxes	250	90	175	178	43

Statement of operations metrics (%)

Cost/income ratio	62.3	80.3	70.5	–	–

Pre-tax income margin	37.7	19.7	29.5	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,145	3,207	3,337	(2)	(6)

Pre-tax return on average utilized economic capital (%) [1]	33.2	12.5	22.0	–	–

Number of employees (full-time equivalents)

Number of employees	2,700	2,700	2,800	0	(4)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Net revenue detail by type (CHF million)

Asset management fees	314	312	327	1	(4)

Placement, transaction and other fees	41	85	54	(52)	(24)

Performance fees and carried interest	34	41	34	(17)	0

Equity participations income	20	26	32	(23)	(38)

Fee-based revenues	409	464	447	(12)	(9)

Investment-related gains/(losses)	101	6	160	–	(37)

Equity participations and other gains/(losses)	170	(8)	(4)	–	–

Other revenues [1]	(17)	(4)	(9)	325	89

Net revenues	663	458	594	45	12

Net revenue detail by investment strategies (CHF million)

Alternative investments	264	314	276	(16)	(4)

Traditional investments	106	121	129	(12)	(18)

Diversified investments [2]	201	21	41	–	390

Other	(9)	(4)	(12)	125	(25)

Net revenues before investment-related gains/(losses)	562	452	434	24	29

Investment-related gains/(losses)	101	6	160	–	(37)

Net revenues	663	458	594	45	12

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [3]	40	45	41	–	–

1 Includes allocated funding costs. 2 Includes revenues relating to management of the 2008 Partner Asset Facility and income from our investment in Aberdeen. 3 Fee-based revenues divided by average assets under management.

Results detail
The following provides a comparison of our 1Q12 results versus 1Q11 (YoY) and versus 4Q11 (QoQ).
Net revenues
Asset management fees
YoY: Down 4% from CHF 327 million to CHF 314 million
The decrease resulted from lower fees in traditional investments and alternative investments. Lower fees in traditional investments reflected the decrease in average assets under management, resulting in lower fees in equities, multi-asset class solutions, pension advisory services and fixed income. Lower fees in alternative investments resulted from the closure and restructuring of certain product lines and from private equity investment sales in 2011, partially offset by higher fees from our new secondary private equity fund and from increased fees in single manager hedge funds, commodities, exchange-traded funds (ETFs) and real estate. Average assets under management decreased 5.2%.

QoQ: Stable at CHF 314 million compared to CHF 312 million
The increase in fees in alternative investments was largely offset by a decrease in fees in traditional investments and diversified strategies. In alternative investments, increases in fees from single manager hedge funds, real estate, ETFs and index strategies were partially offset by declines in fees from credit strategies. In traditional investments, lower fees in pension advisory services, fixed income and equities from lower average assets under management in those businesses were partially offset by an increase in fees in multi-asset class solutions. Fees in diversified investments decreased from lower fees from fund administration services. Overall, average assets under management were stable.

Placement, transaction and other fees
YoY: Down 24% from CHF 54 million to CHF 41 million
The decrease reflected lower private equity placement fees.
QoQ: Down 52% from CHF 85 million to CHF 41 million
The decrease reflected seasonally higher private equity placement fees and higher real estate transaction fees in alternative investments in 4Q11.
Performance fees and carried interest
YoY: Stable at CHF 34 million
Higher performance fees from credit strategies were offset by lower carried interest from realized private equity gains.
QoQ: Down 17% from CHF 41 million to CHF 34 million
The decrease was mainly due to lower carried interest from realized private equity gains and lower performance fees in single-manager hedge funds, partially offset by higher performance fees in credit strategies and in diversified investments relating to management of the 2008 Partner Asset Facility.

Equity participations income
YoY: Down 38% from CHF 32 million to CHF 20 million
The decrease was due to lower revenues from diversified investments and emerging markets participations in alternative investments. As a result of the partial sale of our investment in Aberdeen in February, we no longer account for this investment under the equity method of accounting and have classified our remaining holdings as available-for-sale securities. As a result, our interest no longer generates equity participations income. This change contributed to lower equity participations income in diversified investments in 1Q12.

QoQ: Down 23% from CHF 26 million to CHF 20 million
The decrease was mainly due to lower income in single-manager hedge funds and emerging markets participations in alternative investments.
Investment-related gains/(losses)
YoY: Down 37% from CHF 160 million to CHF 101 million
In 1Q12, the gains of CHF 101 million reflected gains in hedge fund investments and in the energy and healthcare sectors. In hedge fund investments, we had gains in our new securitized products master fund. In 1Q11, the gains of CHF 160 million reflected gains in private equity investments, mainly in the commodities, industrial, energy and real estate sectors, and in credit-related investments.

QoQ: Up from CHF 6 million to CHF 101 million
In 1Q12, the gains of CHF 101 million reflected gains in hedge fund investments and in the energy and healthcare sectors. In 4Q11, the gains of CHF 6 million reflected gains in the industrial and transportation sectors, partially offset by losses in the energy and commodities sectors.

Equity participations and other gains/(losses)
YoY: Up from CHF (4) million to CHF 170 million
The gain in 1Q12 resulted from the partial sale of our ownership interest in Aberdeen, reducing our interest in Aberdeen from 19.8% to 9.8%, partially offset by an impairment of CHF 8 million on investments held by Asset Management Finance LLC (AMF). The loss in 1Q11 reflected an impairment on investments held by AMF.

QoQ: Up from CHF (8) million to CHF 170 million
The gain in 1Q12 reflected the partial sale of our ownership interest in Aberdeen, partially offset by an impairment on investments held by AMF. The loss in 4Q11 reflected an impairment of a joint venture investment.

Operating expenses
Compensation and benefits
YoY: Stable at CHF 263 million compared to CHF 260 million
Higher deferred compensation expense, including CHF 46 million related to the PAF2 awards, which were granted and expensed in 1Q12, was partially offset by lower discretionary performance-related compensation expense, lower social security taxes on share award settlements and lower salaries.

QoQ: Up 29% from CHF 204 million to CHF 263 million
The increase was primarily due to higher deferred compensation expense from the PAF2 awards, higher discretionary performance-related compensation expense and higher severance expenses.
General and administrative expenses
YoY: Down 6% from CHF 125 million to CHF 118 million
The decrease mainly reflected lower advertising expenses, consulting fees and non-income taxes.
QoQ: Down 9% from CHF 130 million to CHF 118 million
The decrease mainly reflected lower advertising expenses and consulting fees.

Assets under management - Asset Management

	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Assets under management (CHF billion)

Alternative investments	197.1	190.9	198.9	3.2	(0.9)

of which hedge funds	25.0	24.9	27.2	0.4	(8.1)

of which private equity	27.5	28.4	30.0	(3.2)	(8.3)

of which real estate & commodities	47.6	47.1	45.5	1.1	4.6

of which credit	18.0	19.0	18.5	(5.3)	(2.7)

of which ETF	15.3	14.6	15.1	4.8	1.3

of which index strategies	58.7	51.5	55.6	14.0	5.6

of which other	5.0	5.4	7.0	(7.4)	(28.6)

Traditional investments	205.4	216.2	236.5	(5.0)	(13.2)

of which multi-asset class solutions	99.4	109.9	122.0	(9.6)	(18.5)

of which fixed income & equities	44.5	43.0	47.6	3.5	(6.5)

of which pension advisory services	61.5	63.3	66.9	(2.8)	(8.1)

Diversified investments	0.9	0.9	0.4	0.0	125.0

Assets under management [1]	403.4	408.0	435.8	(1.1)	(7.4)

Average assets under management (CHF billion)

Average assets under management	409.5	408.1	432.1	0.3	(5.2)

Assets under management by currency (CHF billion)

USD	83.5	93.5	102.4	(10.7)	(18.5)

EUR	44.5	59.0	63.2	(24.6)	(29.6)

CHF	250.9	233.5	247.5	7.5	1.4

Other	24.5	22.0	22.7	11.4	7.9

Assets under management	403.4	408.0	435.8	(1.1)	(7.4)

Growth in assets under management (CHF billion)

Net new assets [2]	(13.7)	(9.6)	4.5	–	–

Other effects	9.1	7.9	5.5	–	–

of which market movements	13.8	4.0	6.3	–	–

of which currency	(4.8)	4.0	(0.4)	–	–

of which other	0.1	(0.1)	(0.4)	–	–

Growth in assets under management	(4.6)	(1.7)	10.0	–	–

Growth in assets under management (annualized) (%)

Net new assets	(13.4)	(9.4)	4.2	–	–

Other effects	8.9	7.7	5.2	–	–

Growth in assets under management	(4.5)	(1.7)	9.4	–	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(4.4)	(0.2)	3.2	–	–

Other effects	(3.1)	(4.0)	(2.8)	–	–

Growth in assets under management (rolling four-quarter average)	(7.5)	(4.2)	0.4	–	–

Principal investments (CHF billion)

Principal investments [3]	3.4	3.4	3.3	0.0	3.0

1 Excludes our portion of assets under management from our investment in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Primarily private equity investments.
Assets under management
Assets under management as of the end of 1Q12 were CHF 403.4 billion, 1.1% lower than 4Q11. We had net asset outflows of CHF 13.7 billion in 1Q12, primarily from multi-asset class solutions from which we had redemptions of CHF 14.7 billion from a single fixed income mandate and outflows of CHF 2.7 billion from pension advisory services. We reported inflows of CHF 3.2 billion in alternative investments, primarily in index strategies. The net asset outflows and adverse foreign exchange-related movements were partially offset by positive market performance. Average assets under management were stable.

Compared to 1Q11, assets under management were down 7.4%. The decrease primarily reflected net asset outflows, adverse foreign exchange-related movements and negative market performance. Average assets under management decreased 5.2% to CHF 409.5 billion.

Assets under management
We had net asset outflows of CHF 7.1 billion during 1Q12 and assets under management of CHF 1,249.6 billion as of the end of 1Q12.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

As of the end of 1Q12, assets under management were CHF 1,249.6 billion, up CHF 20.1 billion, or 1.6%, compared to the end of 4Q11, mainly reflecting positive market performance partially offset by adverse foreign exchange-related movements.

Compared to the end of 1Q11, assets under management were down CHF 32.8 billion, or 2.6%. Adverse foreign exchange-related movements and market performance were partly offset by net new assets in Private Banking.

In Private Banking, assets under management were CHF 957.7 billion, up CHF 29.8 billion, or 3.2%, compared to the end of 4Q11, and stable compared to the end of 1Q11. In Asset Management, assets under management were CHF 403.4 billion, down CHF 4.6 billion, or 1.1%, compared to the end of 4Q11, and down CHF 32.4 billion, or 7.4%, compared to the end of 1Q11.

> Refer to “Private Banking” and “Asset Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 8.4 billion in 1Q12, including CHF 5.8 billion from Wealth Management Clients, with inflows particularly from its UHNWI client segment and emerging markets. Asset Management recorded net asset outflows of CHF 13.7 billion in 1Q12, with outflows in traditional investments partly offset by inflows in alternative investments.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and client assets

	end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Assets under management (CHF billion)

Private Banking	957.7	927.9	957.9	3.2	0.0

Asset Management	403.4	408.0	435.8	(1.1)	(7.4)

Assets managed by Asset Management for Private Banking clients	(111.5)	(106.4)	(111.3)	4.8	0.2

Assets under management	1,249.6	1,229.5	1,282.4	1.6	(2.6)

of which discretionary assets	409.8	411.6	443.6	(0.4)	(7.6)

of which advisory assets	839.8	817.9	838.8	2.7	0.1

Client assets (CHF billion)

Private Banking	1,116.0	1,083.6	1,118.4	3.0	(0.2)

Asset Management	430.7	434.1	463.6	(0.8)	(7.1)

Assets managed by Asset Management for Private Banking clients	(111.5)	(106.4)	(111.3)	4.8	0.2

Client assets	1,435.2	1,411.3	1,470.7	1.7	(2.4)

Growth in assets under management

in	1Q12	4Q11	1Q11

Growth in assets under management (CHF billion)

Private Banking	8.4	7.6	18.0

Asset Management [1]	(13.7)	(9.6)	4.5

Assets managed by Asset Management for Private Banking clients	(1.8)	2.4	(3.4)

Net new assets	(7.1)	0.4	19.1

Private Banking	21.4	28.9	7.0

Asset Management	9.1	7.9	5.5

Assets managed by Asset Management for Private Banking clients	(3.3)	(4.5)	(2.2)

Other effects	27.2	32.3	10.3

Private Banking	29.8	36.5	25.0

Asset Management	(4.6)	(1.7)	10.0

Assets managed by Asset Management for Private Banking clients	(5.1)	(2.1)	(5.6)

Total growth in assets under management	20.1	32.7	29.4

Growth in assets under management (annualized) (%)

Private Banking	3.6	3.4	7.7

Asset Management	(13.4)	(9.4)	4.2

Assets managed by Asset Management for Private Banking clients	6.8	(9.2)	12.9

Net new assets	(2.3)	0.1	6.1

Private Banking	9.2	13.0	3.0

Asset Management	8.9	7.7	5.2

Assets managed by Asset Management for Private Banking clients	12.4	17.3	8.3

Other effects	8.8	10.8	3.3

Private Banking	12.8	16.4	10.7

Asset Management	(4.5)	(1.7)	9.4

Assets managed by Asset Management for Private Banking clients	19.2	8.1	21.2

Total growth in assets under management	6.5	10.9	9.4

Growth in net new assets (rolling four-quarter average) (%)

Private Banking	3.6	4.8	5.7

Asset Management	(4.4)	(0.2)	3.2

Assets managed by Asset Management for Private Banking clients	1.0	2.6	5.3

Growth in net new assets	1.1	3.3	4.9

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
During 1Q12, we continued to maintain a strong liquidity and funding position with an estimated Basel III net stable funding ratio (NSFR) of 100% as of the end of the quarter. Our proactive approach to capital management resulted in an increase in our Basel II.5 core tier 1 ratio to 11.8% as of the end of 1Q12 compared to 10.7% as of the end of 4Q11.

Liquidity and funding management
Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.

Our internal liquidity risk management framework as agreed with FINMA has been subject to review and monitoring by FINMA and other regulators, as well as rating agencies, for many years. Moreover, our liquidity risk management principles and framework are in line with the Basel III liquidity framework.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2011 for further information on liquidity and funding management.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target.

The BCBS has issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a NSFR. The LCR, which is expected to be introduced January 1, 2015 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should always be at least 100%.

The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. The NSFR is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.

Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we are now using the NSFR as the primary tool to monitor our structural liquidity position, to plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR was 100% as of the end of 1Q12, which is our target for the end of 2013. Where requirements are unclear or left to be determined by national regulators, we have made our own interpretation to arrive at the current result.

> Refer to “Debt issuances and redemptions” and “Capital issuances and redemptions” in Capital management for further information on our liability management activities.
Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 142 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. During the quarter, we reduced our short-term liabilities, which is reflected in the reduction of our liquidity buffer, including central bank balances, from CHF 176 billion in 4Q11. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 21% as of the end of 1Q12, down from 22% in 4Q11. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 275 billion as of the end of 1Q12, compared to CHF 278 billion as of the end of 4Q11. The reduction reflected the adverse foreign exchange translation impact due to the strengthening of the Swiss franc against major currencies. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.

> Refer to the chart “Balance sheet funding structure” for further information.

Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of variable interest entities (VIEs), was 26% as of the end of 1Q12, stable compared to the end of 4Q11.

In 1Q12, the Bank issued CHF 255 million of domestic covered bonds, CHF 3.3 billion of international covered bonds and CHF 220 million of senior debt securities. Domestic covered bonds of CHF 425 million and senior debt of CHF 4.9 billion matured in 1Q12. As of March 31, 2012, we had CHF 14.7 billion of domestic and international covered bonds outstanding.

> Refer to “Capital issuances and redemptions” in Capital management for further information.
The weighted average maturity of long-term debt was 6.4 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.8 billion, CHF 3.6 billion and CHF 4.2 billion, respectively, as of 1Q12, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.

As of the end of 1Q12, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Liquidity and funding management in the Credit Suisse Annual Report 2011 for further information.

Capital management
Capital management framework
Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives.
In January 2011, as required by FINMA, Credit Suisse implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes, with some additional requirements for large Swiss banks known as “Swiss Finish”.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2011 for further information on Credit Suisse’s capital management framework, regulatory capital and risk-weighted assets.

Capital structure – Basel II.5 "Swiss Finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into risk-weighted assets (RWA) that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet positions that determines the RWA.

Risk measurement models
Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an incremental risk charge and stressed Value-at-Risk (VaR). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

FINMA, in line with the BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 1Q12, the market risk capital multiplier remained at FINMA and Bank for International Settlements (BIS) minimum levels and we did not experience an increase in market risk capital.

> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.
Leverage ratios

	Group				Bank

end of	1Q12	4Q11	1Q11	% change QoQ	1Q12	4Q11	1Q11	% change QoQ

Tier 1 capital (CHF billion)

Tier 1 capital	36.7	36.8	35.8	0	33.0	33.5	31.9	(1)

Adjusted average assets (CHF billion)

Average assets	1,019	1,038	1,041	(2)	994	1,012	1,017	(2)

Adjustments:
Assets from Swiss lending activities [2]	(146)	(145)	(139)	1	(120)	(119)	(114)	1

Cash and balances with central banks	(73)	(81)	(47)	(10)	(71)	(80)	(46)	(11)

Other	(12)	(15)	(30)	(20)	(11)	(13)	(29)	(15)

Adjusted average assets	788	797	825	(1)	792	800	828	(1)

Leverage ratio (%)

Leverage ratio	4.7	4.6	4.3	2	4.2	4.2	3.9	0

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Leverage ratios
Both the Group and the Bank must maintain, for FINMA regulatory capital purposes, a minimum leverage ratio of tier 1 capital to total adjusted average assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis by 2013.

The leverage ratios for the Group and Bank were 4.7% and 4.2% as of the end of 1Q12, respectively, compared to 4.6% and 4.2% as of the end of 4Q11.
The increase in the leverage ratios compared to 4Q11 reflected lower adjusted average assets, offset by lower tier 1 capital. The adjusted average assets primarily reflected decreases in US dollar Investment Banking assets with only minor foreign exchange translation impacts.

Regulatory capital – Group
Our tier 1 ratio was 15.6% as of the end of 1Q12 compared to 15.2% as of the end of 4Q11, reflecting decreased RWA and stable tier 1 capital. Our core tier 1 ratio was 11.8% as of the end of 1Q12 compared to 10.7% as of the end of 4Q11, reflecting decreased RWA and higher core tier 1 capital. Our total capital ratio was 19.2% as of the end of 1Q12 compared to 20.1% as of the end of 4Q11.

Tier 1 capital was CHF 36.7 billion as of the end of 1Q12 compared to CHF 36.8 billion as of the end of 4Q11, reflecting a buy back of hybrid tier 1 instruments (primarily innovative instruments) in connection with a debt tender offer and an adverse foreign exchange translation impact, partially offset by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax). Tier 2 capital was CHF 8.3 billion as of the end of 1Q12 compared to CHF 11.8 billion as of the end of 4Q11, primarily reflecting the buy back of tier 2 capital instruments and an adverse foreign exchange translation impact, partially offset by the issuance of new buffer capital notes. Capital deductions 50% from tier 1 and tier 2 were positively impacted by a reduction in our holdings of securitization tranches with low ratings and the partial sale of our Aberdeen ownership interest. Total eligible capital as of the end of 1Q12 was CHF 45.0 billion compared to CHF 48.7 billion as of the end of 4Q11.

BIS statistics (Basel II.5)

	Group					Bank

end of	1Q12		4Q11	1Q11	% change QoQ	1Q12		4Q11	1Q11	% change QoQ

Eligible capital (CHF million)

Total shareholders' equity	33,585		33,674	34,057	0	27,369		27,502	27,181	0

Goodwill and intangible assets	(8,592)		(8,876)	(9,110)	(3)	(7,458)		(7,735)	(7,970)	(4)

Qualifying noncontrolling interests	3,417		3,365	3,492	2	4,284		4,476	4,414	(4)

Capital deductions 50% from tier 1	(1,989)		(2,274)	(3,837)	(13)	(1,931)		(2,224)	(3,772)	(13)

Other adjustments	1,201	[1]	67	221	–	1,653		552	1,647	199

Core tier 1 capital	27,622		25,956	24,823	6	23,917		22,571	21,500	6

Hybrid tier 1 instruments [2]	9,046	[3]	10,888	10,948	(17)	9,046	[3]	10,888	10,421	(17)

Tier 1 capital	36,668		36,844	35,771	0	32,963		33,459	31,921	(1)

Upper tier 2	744		1,841	1,122	(60)	767		1,900	1,693	(60)

Lower tier 2	9,573		12,243	11,718	(22)	11,367		13,493	13,251	(16)

Capital deductions 50% from tier 2	(1,989)		(2,274)	(3,837)	(13)	(1,931)		(2,224)	(3,772)	(13)

Tier 2 capital	8,328		11,810	9,003	(29)	10,203		13,169	11,172	(23)

Total eligible capital	44,996		48,654	44,774	(8)	43,166		46,628	43,093	(7)

Risk-weighted assets (CHF million)–

Credit risk	144,121		157,237	154,594	(8)	134,059		147,224	142,803	(9)

Market risk	43,094		40,609	47,718	6	42,347		39,810	46,620	6

Non-counterparty risk	7,275		7,819	7,333	(7)	6,735		7,274	6,784	(7)

Operational risk	39,900		36,088	33,188	11	39,900		36,088	33,188	11

Risk-weighted assets	234,390		241,753	242,833	(3)	223,041		230,396	229,395	(3)

Capital ratios (%)

Core tier 1 ratio	11.8		10.7	10.2	–	10.7		9.8	9.4	–

Tier 1 ratio	15.6		15.2	14.7	–	14.8		14.5	13.9	–

Total capital ratio	19.2		20.1	18.4	–	19.4		20.2	18.8	–

1 Includes cumulative fair value adjustments of CHF (1.1) billion on own vanilla debt and structured notes, net of tax, the 1Q12 dividend accrual on Group shares of CHF (0.2) billion (representing a dividend of CHF 0.75 per share of which 50% is assumed to be distributed in shares) and an adjustment for the accounting treatment of pension plans of CHF 2.9 billion. 2 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 0.4 billion and CHF 2.9 billion, respectively, in 1Q12 (4Q11: CHF 0.6 billion and CHF 3.2 billion, respectively; 1Q11: CHF 1.1 billion and CHF 3.1 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. 3 FINMA has advised that a maximum of 35% of tier 1 capital can be in the form of hybrid capital instruments, which will be phased out under Basel III. Hybrid tier 1 capital represented 23.4% and 25.9% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 1Q12.

Tier 1 capital movement

	1Q12		4Q11	1Q11

Tier 1 capital (CHF million)

Balance at beginning of period	36,844		34,967	35,225

Net income	44		(637)	1,139

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	1,466	[1]	(261)	291

Foreign exchange impact on tier 1 capital	(837)		652	(402)

Other [2]	(849)		2,123	(482)

Balance at end of period	36,668		36,844	35,771

1 Includes own credit gains realized through the debt tender offer that was completed in March 2012. 2 Reflects the issuance and redemption of tier 1 capital, a dividend accrual, the effect of share-based compensation and the change in regulatory deductions.

RWA decreased to CHF 234.4 billion as of the end of 1Q12 compared to CHF 241.8 billion as of the end of 4Q11 reflecting a decrease in credit risk, including an adverse foreign exchange translation impact, and an increase in operational risk and market risk. Operational risk increased to reflect anticipated changes to our model. The increase, which has been agreed with our regulators for capital purposes and includes a 10% regulatory uplift on operational risk RWA, will be followed by an increase of a similar size in 2Q12.

Excluding the foreign exchange translation impact, credit risk in Investment Banking decreased due to reductions in counterparty-related derivative risk resulting from the PAF2 transaction, reductions in derivative and lending exposures and parameter updates primarily related to loss given default. Credit risk in Private Banking decreased reflecting general decreases in exposures and parameter updates on residential mortgages. Market risk increased due to higher stressed VaR relating to increased risks within foreign-exchange products, equities and securitized products, partially offset by lower incremental risk charges mainly within credit products and emerging markets and lower trading book securitizations.

> Refer to the table “BIS statistics (Basel II.5)” for further information.
> Refer to https://www.credit-suisse.com/investors/en/sub_ financials.jsp for further information on capital ratios of certain significant subsidiaries scheduled to be published as of the end of May 2012.

As of the end of 1Q12, we had CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank. In addition, we had CHF 9.0 billion of hybrid tier 1 instruments, of which CHF 0.8 billion were innovative instruments. The hybrid tier 1 instruments include USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes that will be purchased or exchanged for tier 1 buffer capital notes no earlier than October 23, 2013, the first call date of the tier 1 capital notes.

> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management in the Credit Suisse Annual Report 2011 for further information.

Risk-weighted assets by division (Basel II.5)

end of	1Q12	4Q11	1Q11	QoQ	YoY

Risk-weighted assets by division (CHF million)

Private Banking	73,439	73,260	64,052	0	15

Investment Banking	136,700	144,147	154,265	(5)	(11)

Asset Management	12,510	12,030	12,709	4	(2)

Corporate Center	11,741	12,316	11,807	(5)	(1)

Risk-weighted assets	234,390	241,753	242,833	(3)	(3)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Capital

	end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Shareholders' equity (CHF million)

Common shares	49	49	48	0	2

Additional paid-in capital	22,262	21,796	22,565	2	(1)

Retained earnings	27,097	27,053	26,455	0	2

Treasury shares, at cost	0	(90)	0	100	–

Accumulated other comprehensive income/(loss)	(15,823)	(15,134)	(15,011)	5	5

Total shareholders' equity	33,585	33,674	34,057	0	(1)

Goodwill	(8,333)	(8,591)	(8,433)	(3)	(1)

Other intangible assets	(260)	(288)	(294)	(10)	(12)

Tangible shareholders' equity [1]	24,992	24,795	25,330	1	(1)

Shares outstanding (million)

Common shares issued	1,224.5	1,224.3	1,201.0	0	2

Treasury shares	0.0	(4.0)	0.0	100	–

Shares outstanding	1,224.5	1,220.3	1,201.0	0	2

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Book value per share (CHF)

Total book value per share	27.43	27.59	28.36	(1)	(3)

Goodwill per share	(6.81)	(7.04)	(7.02)	(3)	(3)

Other intangible assets per share	(0.21)	(0.23)	(0.24)	(9)	(13)

Tangible book value per share [1]	20.41	20.32	21.10	0	(3)

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Total shareholders’ equity
Our total shareholders’ equity decreased to CHF 33.6 billion as of the end of 1Q12 compared to CHF 33.7 billion as of the end of 4Q11. Total shareholders’ equity was impacted by the decrease in other comprehensive income due to the impact of foreign exchange-related movements on cumulative translation adjustments, partially offset by the net effect of share-based compensation, an increase in unrealized gains relating to available-for-sale securities, treasury share purchases and sales and net income in 1Q12.

> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Capital issuances and redemptions
In March 2012, pursuant to a tender offer, we repurchased for CHF 4.7 billion outstanding hybrid tier 1 instruments and tier 2 instruments, which will no longer qualify for regulatory capital treatment under the Basel III framework.

In March 2012, we completed an issuance of CHF 750 million, 7.125% tier 2 buffer capital notes due in 2022. The tier 2 buffer capital notes will be converted into ordinary Group shares if, prior to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our common equity tier 1 (CET1) ratio falls below 7%. The tier 2 buffer capital notes may be redeemed by the issuer in March 2017.

Regulatory capital developments and proposals
The BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. Prior to its issuance, the proposed BCBS framework was endorsed by the Group of Twenty Finance Ministers and Central Bank Governors (G-20) in November 2010. Each G-20 nation will need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019.

The Swiss “Too Big to Fail” legislation relating to big banks became effective March 1, 2012. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The legislation on capital requirements builds on Basel III, but goes beyond its minimum standards, requiring the Group and the Bank to have common equity of at least 10% of RWA and contingent capital or other qualifying capital of another 9% of RWA by January 1, 2019.

Draft implementing ordinances further detailing the requirements of the “Too Big to Fail” legislation were submitted by the Federal government for public comment in December 2011. The “Too Big to Fail” ordinances implementing the legislation must be adopted by the Federal Council and approved by the Swiss Parliament. The ordinances implementing the legislation are expected to be completed in 2012. The new requirements are to be gradually implemented through the end of 2018. One such draft ordinance includes a provision whereby Swiss banks which qualify as a systemically important financial institution would be required to comply with certain leverage ratio requirements effective January 1, 2013, which is earlier than required under Basel III.

The Swiss Federal Department of Finance initiated hearings in November 2011 to introduce a variable countercyclical capital buffer for all banks, in line with Basel III, in order to strengthen the banking sector’s resilience towards the associated risks during periods of excess credit growth. The countercyclical capital buffer is expected to consist of a maximum of 2.5% of RWA and would be activated and subsequently deactivated by the Federal Council upon request of the Swiss National Bank after consultation with FINMA. The Swiss Federal Department of Finance has proposed that this countercyclical buffer be implemented in 2012.

Credit Suisse believes that it can meet the new requirements within the prescribed time frames by building capital through earnings and by issuing contingent capital or other qualifying instruments.
> Refer to “Regulatory capital developments and proposals” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2011 for further information, including BCBS Basel III phase-in arrangements.

> Refer to the chart “Comparison of capital requirements frameworks” for further information on the new capital conservation buffer.
Basel III common equity tier 1 (CET1) ratio simulation
As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III RWA and capital for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

We estimate the RWA increase due to Basel III on January 1, 2013 to be CHF 60 billion. We expect substantially all of the Basel III RWA increase to be in the securitized products, global rates, global credit products and equity derivatives businesses in Investment Banking. We expect to reduce Basel III RWA by approximately CHF 14 billion primarily in global rates, securitized products, global credit products, emerging markets and exit businesses in Investment Banking. The RWA reduction reflects our evolving strategy, including the RWA reduction in fixed income.

> Refer to “Progress on strategy implementation” in I – Credit Suisse results – Core Results.
In addition to the consensus net income and the dividend assumption for 2012, the CET1 ratio simulation assumes a CHF 1.9 billion benefit from the expected settlement of share-based compensation with shares issued from conditional capital and from other expected movements and deductions in regulatory capital in 2012. Within these parameters, we estimate that our CET1 ratio as of January 1, 2013 will be approximately 13.1%. The following presentation is consistent with the phase-in requirements of Basel III.

CET1 ratio simulation

Capital development (CHF billion)

Total shareholders' equity – March 31, 2012	33.6

Regulatory deductions:
Fair value own debt [1]	(1.1)

Dividend accrual [2]	(0.8)

CET1 capital – March 31, 2012	31.7

Consensus net income 2012 [3]	3.2

Dividend assumption 2012 [4]	(0.2)

Share-based compensation and other impacts	1.9

CET1 capital – January 1, 2013	36.6

Risk-weighted assets (RWA) development (CHF billion)

RWA (Basel II.5) – March 31, 2012	234

Estimated Basel III changes	60

RWA (Basel III before reduction)	294

Reduction of RWA	(14)

RWA (Basel III) – January 1, 2013 [5]	280

Capital ratio (%)

CET1 ratio - January 1, 2013	13.1

1 Fair value own debt represents the fair value changes from movements in spreads on our own vanilla debt and structured notes, net of tax. 2 Represents the proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 3 Bloomberg consensus net income estimate is not endorsed or verified and is used solely for illustrative purposes. Actual net income may differ significantly. 4 Assumed to be the same as the dividend accrual in 1Q12 and is used solely for illustrative purposes. Actual dividends may differ significantly. 5 Under our strategic business plan, business growth will require reallocation of capital, because we are targeting no gross increase in risk-weighted assets.

For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other Basel III capital deductions (e.g., deferred tax assets and participations in financial institutions). Assuming a fully phased in CHF 8.6 billion of goodwill and CHF 8.2 billion of other capital deductions, the CET1 ratio is estimated to be 7.0% as of January 1, 2013.

Risk management
In 1Q12, our utilized economic capital decreased 5%, overall position risk decreased 7%, average risk management VaR in USD decreased 12% and impaired loans were stable at CHF 1.7 billion.
Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 1Q12, we made two enhancements to the position risk methodology for risk management purposes. We recalibrated the modeling of private equity exposures within equity trading & investments, including refinements to shock calculation and market data. Within international lending & counterparty exposures, we aligned certain credit risk parameters with an updated FINMA-approved regulatory capital model. Prior-period balances have been restated for the 1Q12 methodology changes in order to show meaningful trends. The total impact of the 1Q12 methodology changes on position risk for the Group as of the end of 4Q11 was a decrease of CHF 441 million, or 4%.

For utilized economic capital used for capital management purposes, in addition to adopting the above position risk methodology changes, we increased our operational risk charge to fully reflect expected impacts from the recently initiated modeling review for regulatory capital purposes. Prior-period balances have been restated for the 1Q12 position risk and operational risk methodology changes in order to show meaningful trends. The total impact of these methodology changes on utilized economic capital for the Group as of the end of 4Q11 was a decrease of CHF 465 million, or 1%.

> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on economic capital and position risk.

Position risk
	end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,674	2,778	2,468	(4)	8

Equity trading & investments	2,099	2,123	2,219	(1)	(5)

Private banking corporate & retail lending	2,085	2,182	2,017	(4)	3

International lending & counterparty exposures	3,892	4,341	4,224	(10)	(8)

Emerging markets country event risk	928	860	579	8	60

Real estate & structured assets [2]	2,155	2,111	2,616	2	(18)

Simple sum across risk categories	13,833	14,395	14,123	(4)	(2)

Diversification benefit [3]	(2,894)	(2,646)	(2,644)	9	9

Position risk (99% confidence level for risk management purposes)	10,939	11,749	11,479	(7)	(5)

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes as of the end of 1Q12 decreased 7% compared to the end of 4Q11. Excluding the US dollar translation impact, position risk decreased 4%, mainly due to lower investment grade counterparty risk in international lending & counterparty exposures in Investment Banking and decreased mortgage and commercial loan risk in private banking corporate & retail lending. These decreases were partially offset by higher risk in real estate & structured assets due to an increase in RMBS exposure and the unwinding of index hedges, and increased exposures in Latin America in emerging markets country event risk.

Compared to the end of 1Q11, position risk for risk management purposes decreased 5%, primarily due to lower RMBS exposure following sales in real estate & structured assets, decreased counterparty risk in international lending & counterparty exposures and lower private equity exposure in equity trading & investments. These reductions were partially offset by increased exposures in Latin America and Eastern Europe in emerging markets country event risk and higher interest rate and foreign exchange exposures in fixed income trading.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Economic capital
	in / end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital [1]	36,668	36,844	35,771	0	3

Economic adjustments [2]	2,521	2,417	6,151	4	(59)

Economic capital resources	39,189	39,261	41,922	0	(7)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	19,470	20,921	20,339	(7)	(4)

Operational risk	3,754	3,754	3,468	0	8

Other risks [3]	8,019	8,300	7,579	(3)	6

Utilized economic capital	31,243	32,975	31,386	(5)	0

Utilized economic capital by segment (CHF million)

Private Banking	7,229	7,519	7,078	(4)	2

Investment Banking	19,030	20,310	19,891	(6)	(4)

Asset Management	3,065	3,224	3,329	(5)	(8)

Corporate Center [4]	1,937	1,927	1,108	1	75

Utilized economic capital - Credit Suisse [5]	31,243	32,975	31,386	(5)	0

Average utilized economic capital by segment (CHF million)

Private Banking	7,374	7,365	6,846	0	8

Investment Banking	19,670	19,813	19,243	(1)	2

Asset Management	3,145	3,207	3,337	(2)	(6)

Corporate Center [4]	1,932	1,924	1,109	0	74

Average utilized economic capital - Credit Suisse [6]	32,109	32,303	30,516	(1)	5

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 Reported under Basel II.5 for all periods presented. 2 Primarily includes securitization adjustments, anticipated dividends (of which 50% is assumed in 1Q12 and 4Q11 to be distributed in shares) and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under the Basel framework. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2012. 4 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 5 Includes a diversification benefit of CHF 18 million, CHF 5 million and CHF 20 million as of the end of 1Q12, 4Q11, and 1Q11, respectively. 6 Includes a diversification benefit of CHF 12 million, CHF 6 million and CHF 19 million as of the end of 1Q12, 4Q11 and 1Q11, respectively.

Utilized economic capital trends
In 1Q12, our utilized economic capital decreased 5%, mainly due to decreased position risk and lower owned real estate risk in other risks.
For Private Banking, utilized economic capital decreased 4%, mainly due to higher economic benefits in relation to our deferred share-based compensation awards in other risks, and decreased position risk for private banking corporate & retail lending.

For Investment Banking, utilized economic capital decreased 6%, largely due to decreased position risk in international lending & counterparty exposures and fixed income trading. The decrease was partially offset by lower economic benefits in relation to our deferred share-based compensation awards in other risks.

For Asset Management, utilized economic capital decreased 5%, primarily due to decreased position risk in equity trading & investments, and higher economic benefits in relation to our deferred share-based compensation awards in other risks.

Corporate Center utilized economic capital was stable.
Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.
For regulatory capital purposes, we operate under the Basel II.5 market risk framework which includes an incremental risk charge and stressed VaR.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information.
In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

1Q12 (CHF million)

Average	72	18	4	22	(48)		68	69

Minimum	59	9	2	14	–	[1]	53	48

Maximum	82	26	7	35	–	[1]	80	89

End of period	61	26	3	17	(46)		61	55

4Q11 (CHF million)

Average	75	14	3	23	(38)		77	71

Minimum	59	7	2	18	–	[1]	60	49

Maximum	99	24	5	28	–	[1]	107	89

End of period	73	12	4	25	(40)		74	79

1Q11 (CHF million)

Average	81	14	18	22	(58)		77	132

Minimum	72	8	14	14	–	[1]	67	103

Maximum	91	19	26	47	–	[1]	86	161

End of period	80	18	14	24	(65)		71	120

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

1Q12 (USD million)

Average	78	20	4	23	(51)		74	75

Minimum	64	9	2	15	–	[1]	59	53

Maximum	90	29	8	37	–	[1]	88	97

End of period	68	29	3	19	(51)		68	60

4Q11 (USD million)

Average	82	15	3	25	(41)		84	78

Minimum	64	8	2	20	–	[1]	65	55

Maximum	107	26	5	32	–	[1]	116	97

End of period	77	13	4	27	(42)		79	84

1Q11 (USD million)

Average	86	15	19	24	(62)		82	140

Minimum	75	8	15	15	–	[1]	71	114

Maximum	99	20	27	51	–	[1]	94	177

End of period	87	19	15	26	(70)		77	130

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 12% to USD 74 million from 4Q11. The decrease reflected lower risk across fixed income due to narrowing credit spreads and lower market volatility. This was partially offset by increased positions and the unwinding of hedges in securitized products and increased loan inventory in global credit products. Compared to 1Q11, average risk management VaR decreased 10%, primarily reflecting lower risk across fixed income due to lower market volatility and net sales of RMBS client inventory mainly in 3Q11 and 4Q11.

Period-end risk management VaR decreased 14% to USD 68 million from 4Q11, mainly reflecting lower market volatility and narrowing credit spreads. Compared to 1Q11, period-end risk management VaR decreased 12%, also mainly reflecting lower market volatility and narrowing credit spreads.

Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. We present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 1Q12. FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.

> Refer to “Capital management” in Treasury management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q12 with those for 4Q11 and 1Q11. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q12, we had no trading loss days, compared to 16 days of trading losses in 4Q11.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 7.7 million as of the end of 1Q12, compared to a valuation increase of CHF 6.6 million as of the end of 4Q11.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance.

> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2011 for further information on credit risk.
> Refer to “Note 26 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.

The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.

– Risk mitigation includes CDS and other hedges, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.

– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through over-the-counter (OTC) contracts (e.g., CDS and total return swaps).

Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	Total credit risk exposure

end of 1Q12		CDS	Other	[1]			Gross	Net

Greece (EUR billion)

Sovereigns	0.2	0.0	0.2		0.0	0.0	0.2	0.0

Financial institutions	0.1	0.0	0.1		0.0	0.0	0.1	0.0

Corporates & other	0.5	0.0	0.4		0.1	0.0	0.5	0.1

Total	0.8	0.0	0.7		0.1	0.0	0.8	0.1

Ireland (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.0	0.0	0.0

Financial institutions	1.6	0.0	1.2		0.4	0.1	1.7	0.5

Corporates & other	0.7	0.0	0.4		0.3	0.0	0.7	0.3

Total	2.3	0.0	1.6		0.7	0.1	2.4	0.8

Italy (EUR billion)

Sovereigns	3.9	2.5	0.4		1.0	0.1	4.0	1.1

Financial institutions	2.2	0.0	1.6		0.6	0.3	2.5	0.9

Corporates & other	2.2	0.3	1.2		0.7	0.2	2.4	0.9

Total	8.3	2.8	3.2		2.3	0.6	8.9	2.9

Portugal (EUR billion)

Sovereigns	0.2	0.2	0.0		0.0	0.0	0.2	0.0

Financial institutions	0.1	0.0	0.1		0.0	0.0	0.1	0.0

Corporates & other	0.2	0.0	0.1		0.1	0.0	0.2	0.1

Total	0.5	0.2	0.2		0.1	0.0	0.5	0.1

Spain (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.0	0.0	0.0

Financial institutions	1.4	0.0	1.1		0.3	0.3	1.7	0.6

Corporates & other	1.8	0.2	0.7		0.9	0.1	1.9	1.0

Total	3.2	0.2	1.8		1.2	0.4	3.6	1.6

Total (EUR billion)

Sovereigns	4.3	2.7	0.6		1.0	0.1	4.4	1.1

Financial institutions	5.4	0.0	4.1		1.3	0.7	6.1	2.0

Corporates & other	5.4	0.5	2.8		2.1	0.3	5.7	2.4

Total	15.1	3.2	7.5		4.4	1.1	16.2	5.5

1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of the end of 1Q12 was EUR 16.2 billion. Our net exposure to these sovereigns was EUR 5.5 billion. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 1Q12 included net exposure to financial institutions of EUR 2.0 billion and to corporates and other counterparties of EUR 2.4 billion. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries; otherwise such credit risk is reflected in the gross and net exposure to each relevant country.

In 1Q12, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s lowered the rating by two notches for Italy to BBB+ from A, for Portugal to BB from BBB– and for Spain to A from AA–. Fitch lowered Italy’s rating to A– from A+ and Spain’s to A from AA–, and increased Greece’s rating to B– after an RD (restricted default) rating in March and a C rating in February 2012. Moody’s downgraded Italy to A3 from A2, Portugal to Ba3 from Ba2, Spain to A3 from A1 and Greece to C from Ca. The rating changes did not have a significant impact on the Group’s financial condition, result of operations, liquidity or capital resources.

Credit risk overview
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking.

Credit risk
	end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Balance sheet (CHF million)

Gross loans	232,655	234,357	223,516	(1)	4

Loans held-for-sale	20,147	20,457	25,514	(2)	(21)

Traded loans	3,603	3,581	4,400	1	(18)

Derivative instruments [1]	47,744	56,254	45,426	(15)	5

Total balance sheet	304,149	314,649	298,856	(3)	2

Off-balance sheet (CHF million)

Loan commitments [2]	218,199	220,560	217,800	(1)	0

Credit guarantees and similar instruments	17,034	7,348	5,720	132	198

Irrevocable commitments under documentary credits	4,747	5,687	4,522	(17)	5

Total off-balance sheet	239,980	233,595	228,042	3	5

Total credit risk	544,129	548,244	526,898	(1)	3

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 133 billion, CHF 138 billion and CHF 137 billion of unused credit limits as of the end of 1Q12, 4Q11 and 1Q11, respectively, which were revocable at our sole discretion upon notice to the client.

Loan exposure
Compared to the end of 4Q11, gross loans decreased CHF 1.7 billion to CHF 232.7 billion. In Private Banking, gross loans were stable at CHF 198.3 billion, primarily reflecting increases in residential and commercial mortgages, mainly in Switzerland, partially offset by the US dollar translation impact across all loan portfolios. Gross loans in Investment Banking decreased 8% to CHF 34.2 billion, reflecting reduced lending activities due to market conditions and the US dollar translation impact.

Gross impaired loans were stable at CHF 1.7 billion as of the end of 1Q12 and reflected reclassifications from potential problem loans to non-performing loans across Private Banking and Investment Banking. A portion of the impaired loans is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net provision for credit losses of CHF 34 million in 1Q12, compared to a net provision of CHF 97 million in 4Q11, with a net provision of CHF 40 million in Private Banking and a net release of CHF 6 million in Investment Banking.

> Refer to “Private Banking” and “Investment Banking” in I – Credit Suisse results for further information.
Compared to the end of 1Q11, gross loans increased 4%. An increase in Private Banking was primarily due to higher commercial and industrial loans, mortgages and loans to the real estate sector. In Investment Banking, the decrease was mainly related to a decline in loans to financial institutions and lower commercial and industrial loans. Gross impaired loans were stable, as increases in Private Banking were offset by decreases in Investment Banking.

Loans
	Private Banking						Investment Banking			Credit Suisse			[1]

end of	1Q12		4Q11		1Q11		1Q12	4Q11	1Q11	1Q12	4Q11	1Q11

Loans (CHF million)

Mortgages	89,598		88,255		85,449		0	0	0	89,598	88,255	85,449

Loans collateralized by securities	25,950		26,461		26,076		0	0	0	25,950	26,461	26,076

Consumer finance	5,661		6,031		5,048		601	664	694	6,320	6,695	5,742

Consumer	121,209		120,747		116,573		601	664	694	121,868	121,411	117,267

Real estate	23,648		23,287		21,558		1,957	1,898	2,288	25,605	25,185	23,846

Commercial and industrial loans	45,071		44,620		39,960		14,283	15,367	15,115	59,363	59,998	55,075

Financial institutions	7,158		7,085		7,231		16,315	18,288	17,921	23,473	25,373	25,146

Governments and public institutions	1,261		1,278		1,232		1,085	1,112	950	2,346	2,390	2,182

Corporate & institutional	77,138	[2]	76,270	[2]	69,981	[2]	33,640	36,665	36,274	110,787	112,946	106,249

Gross loans	198,347		197,017		186,554		34,241	37,329	36,968	232,655	234,357	223,516

of which held at fair value	448		402		367		18,420	20,292	19,476	18,868	20,694	19,843

Net (unearned income) / deferred expenses	(26)		(6)		(7)		(25)	(28)	(25)	(51)	(34)	(32)

Allowance for loan losses [3]	(755)		(743)		(752)		(153)	(167)	(222)	(908)	(910)	(974)

Net loans	197,566		196,268		185,795		34,063	37,134	36,721	231,696	233,413	222,510

Impaired loans (CHF million)

Non-performing loans	781		602		677		212	156	266	993	758	943

Non-interest-earning loans	200		230		293		28	32	19	228	262	312

Total non-performing and non-interest-earning loans	981		832		970		240	188	285	1,221	1,020	1,255

Restructured loans	0		5		0		8	13	41	8	18	41

Potential problem loans	476		603		324		21	77	100	497	680	424

Total other impaired loans	476		608		324		29	90	141	505	698	465

Gross impaired loans [3]	1,457		1,440		1,294		269	278	426	1,726	1,718	1,720

of which loans with a specific allowance	1,274		1,286		1,098		199	261	392	1,473	1,547	1,490

of which loans without a specific allowance	183		154		196		70	17	34	253	171	230

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	743		699		782		167	184	235	910	883	1,017

Net movements recognized in statements of operations	37		77		13		(10)	19	(1)	27	96	12

Gross write-offs	(41)		(51)		(52)		(2)	(42)	(9)	(43)	(93)	(61)

Recoveries	17		7		7		2	2	1	19	9	8

Net write-offs	(24)		(44)		(45)		0	(40)	(8)	(24)	(84)	(53)

Provisions for interest	6		4		0		2	4	2	8	8	2

Foreign currency translation impact and other adjustments, net	(7)		7		2		(6)	0	(6)	(13)	7	(4)

Balance at end of period [3]	755		743		752		153	167	222	908	910	974

of which individually evaluated for impairment	561		544		555		106	106	157	667	650	712

of which collectively evaluated for impairment	194		199		197		47	61	65	241	260	262

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.4		0.5		1.5	1.1	1.6	0.6	0.5	0.6

Gross impaired loans / Gross loans [4]	0.7		0.7		0.7		1.7	1.6	2.4	0.8	0.8	0.8

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	77.0		89.3		77.5		63.8	88.8	77.9	74.4	89.2	77.6

Allowance for loan losses / Gross impaired loans [3]	51.8		51.6		58.1		56.9	60.1	52.1	52.6	53.0	56.6

1 Includes Asset Management and Corporate Center, in addition to Private Banking and Investment Banking. 2 Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 61,267 million, CHF 62,036 million and CHF 57,698 million as of the end of 1Q12, 4Q11 and 1Q11, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

PAF2 transaction
Our results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to our derivative trading activities. In 1Q12, we entered into the 2011 Partner Asset Facility transaction (PAF2 transaction) to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from our counterparties, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by us and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

We have purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. We also have a credit support facility with this entity that requires us to provide funding to it in certain circumstances. Under the facility, we may be required to fund payments or costs related to amounts due by the entity under the CDS, and any funded amount may be settled by the assignment of the rights and obligations of the CDS to us. The credit support facility is accounted for on an accrual basis. The transaction overall is a four-year transaction, but can be extended to nine years. We have the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

Balance sheet and off-balance sheet
Total assets were CHF 1,000.0 billion, total liabilities were CHF 959.2 billion and total equity was CHF 40.9 billion. Both total assets and total liabilities were down 5% for the quarter, driven in both cases by the foreign exchange translation impact and a decrease from operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of			% change

	1Q12	4Q11	1Q11	QoQ	YoY

Assets (CHF million)

Cash and due from banks	89,449	110,573	73,360	(19)	22

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	192,068	236,963	204,491	(19)	(6)

Trading assets	300,597	279,553	314,201	8	(4)

Net loans	231,696	233,413	222,510	(1)	4

Brokerage receivables	42,801	43,446	47,275	(1)	(9)

All other assets	143,409	145,217	154,631	(1)	(7)

Total assets	1,000,020	1,049,165	1,016,468	(5)	(2)

Liabilities and equity (CHF million)

Due to banks	39,035	40,147	41,113	(3)	(5)

Customer deposits	304,943	313,401	293,295	(3)	4

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	167,457	176,559	141,078	(5)	19

Trading liabilities	114,500	127,760	134,846	(10)	(15)

Long-term debt	155,631	162,655	175,877	(4)	(12)

Brokerage payables	67,569	68,034	64,693	(1)	4

All other liabilities	110,021	119,524	122,278	(8)	(10)

Total liabilities	959,156	1,008,080	973,180	(5)	(1)

Total shareholders' equity	33,585	33,674	34,057	0	(1)

Noncontrolling interests	7,279	7,411	9,231	(2)	(21)

Total equity	40,864	41,085	43,288	(1)	(6)

Total liabilities and equity	1,000,020	1,049,165	1,016,468	(5)	(2)

Balance sheet
Total assets were CHF 1,000.0 billion as of the end of 1Q12, down CHF 49.1 billion, or 5%, from the end of 4Q11, driven by the foreign exchange translation impact and a decrease from operating activities. Excluding the foreign exchange translation impact, total assets decreased CHF 18.9 billion.

Compared to the end of 4Q11, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 44.9 billion, or 19%, primarily driven by decreases in resale and stock borrowing positions and a decrease in reverse repurchase transactions. Cash and due from banks decreased CHF 21.1 billion, or 19%, mainly driven by decreases in central bank holdings. Net loans decreased CHF 1.7 billion, or 1%, reflecting reduced lending activity in Investment Banking, partially offset by increases in residential and commercial mortgages in Private Banking. Brokerage receivables decreased CHF 0.6 billion, or 1%, reflecting decreased client-flow business and the foreign exchange translation impact. Trading assets increased CHF 21.0 billion, or 8%, driven by increases in equity securities across most businesses. All other assets decreased CHF 1.8 billion, or 1%, including decreases of CHF 5.5 billion in other investments and all other assets, partially offset by an increase of CHF 3.6 billion in securities received as collateral.

Total liabilities were CHF 959.2 billion as of the end of 1Q12, down CHF 49.0 billion, or 5%, from the end of 4Q11, driven by the foreign exchange translation impact and a decrease from operating activities. Excluding the foreign exchange translation impact, total liabilities decreased CHF 18.6 billion.

Compared to the end of 4Q11, trading liabilities decreased CHF 13.3 billion, or 10%, primarily due to decreases in derivative instruments. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 9.1 billion, or 5%, mainly driven by the foreign exchange translation impact. Customer deposits decreased CHF 8.5 billion, or 3%, mainly due to decreases in certificates of deposit and time deposits. Long-term debt decreased CHF 7.0 billion, or 4%, mainly reflecting decreases in subordinated debt in connection with the repurchase of outstanding hybrid tier 1 instruments and tier 2 instruments, and decreases in non-recourse liabilities from consolidated VIEs. Due to banks decreased CHF 1.1 billion, or 3%, mainly due to the maturing of deposits. Brokerage payables decreased CHF 0.5 billion, or 1%, mainly due to the foreign exchange translation impact. All other liabilities decreased CHF 9.5 billion, or 8%, including decreases of CHF 9.8 billion in short-term borrowings and CHF 3.3 billion in other liabilities and an increase of CHF 3.6 billion in obligations to return securities received as collateral.

> Refer to “Funding sources and uses” and “Capital management” in Treasury management for further information, including on our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

> Refer to “Treasury management” in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse Annual Report 2011 and “Note 24 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of the Independent Registered Public Accounting Firm
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of March 31, 2012 and 2011 and the related condensed consolidated statements of operations, changes in equity, comprehensive income and cash flows for the three-month periods ended March 31, 2012 and 2011. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2011, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner

Zurich, Switzerland
May 8, 2012

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	1Q12	4Q11	1Q11

Consolidated statements of operations (CHF million)

Interest and dividend income	5,295	5,093	5,452

Interest expense	(3,411)	(3,436)	(3,699)

Net interest income	1,884	1,657	1,753

Commissions and fees	3,172	2,757	3,671

Trading revenues	189	(27)	2,011

Other revenues	802	101	721

Net revenues	6,047	4,488	8,156

Provision for credit losses	34	97	(7)

Compensation and benefits	3,711	3,021	4,029

General and administrative expenses	1,653	1,879	1,632

Commission expenses	451	480	536

Total other operating expenses	2,104	2,359	2,168

Total operating expenses	5,815	5,380	6,197

Income/(loss) before taxes	198	(989)	1,966

Income tax expense/(benefit)	(16)	(397)	465

Net income/(loss)	214	(592)	1,501

Net income/(loss) attributable to noncontrolling interests	170	45	362

Net income/(loss) attributable to shareholders	44	(637)	1,139

Earnings per share (CHF)

Basic earnings/(loss) per share	0.03	(0.62)	0.91

Diluted earnings/(loss) per share	0.03	(0.62)	0.90

Consolidated statements of comprehensive income (unaudited)
in	1Q12	4Q11	1Q11

Comprehensive income (CHF million)

Net income/(loss)	214	(592)	1,501

Gains/(losses) on cash flow hedges	14	(6)	(17)

Foreign currency translation	(1,117)	909	(582)

Unrealized gains/(losses) on securities	184	(8)	(40)

Actuarial gains/(losses)	73	(699)	27

Net prior service cost	(22)	385	3

Other comprehensive income/(loss), net of tax	(868)	581	(609)

Comprehensive income/(loss)	(654)	(11)	892

Comprehensive income/(loss) attributable to noncontrolling interests	(9)	268	209

Comprehensive income/(loss) attributable to shareholders	(645)	(279)	683

Consolidated balance sheets (unaudited)
end of	1Q12	4Q11	1Q11

Assets (CHF million)

Cash and due from banks	89,449	110,573	73,360

of which reported at fair value	782	–	–

of which reported from consolidated VIEs	1,310	1,396	1,510

Interest-bearing deposits with banks	2,570	2,272	1,437

of which reported at fair value	579	405	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	192,068	236,963	204,491

of which reported at fair value	119,318	158,673	116,468

of which reported from consolidated VIEs	73	19	0

Securities received as collateral, at fair value	33,761	30,191	37,033

of which encumbered	21,747	20,447	20,734

Trading assets, at fair value	300,597	279,553	314,201

of which encumbered	78,605	73,749	88,210

of which reported from consolidated VIEs	5,738	6,399	8,469

Investment securities	5,604	5,160	6,483

of which reported at fair value	5,602	5,158	6,026

of which reported from consolidated VIEs	36	41	55

Other investments	12,294	13,226	16,166

of which reported at fair value	9,340	9,751	13,033

of which reported from consolidated VIEs	2,181	2,346	2,482

Net loans	231,696	233,413	222,510

of which reported at fair value	18,868	20,694	19,843

of which encumbered	552	471	553

of which reported from consolidated VIEs	5,373	5,940	4,459

allowance for loan losses	(908)	(910)	(974)

Premises and equipment	6,878	7,193	6,669

of which reported from consolidated VIEs	616	646	80

Goodwill	8,333	8,591	8,433

Other intangible assets	260	288	294

of which reported at fair value	61	70	58

Brokerage receivables	42,801	43,446	47,275

Other assets	73,709	78,296	78,116

of which reported at fair value	35,233	35,765	39,216

of which encumbered	2,302	2,255	2,534

of which reported from consolidated VIEs	11,963	13,002	18,749

Total assets	1,000,020	1,049,165	1,016,468

Consolidated balance sheets (unaudited) (continued)
end of	1Q12	4Q11	1Q11

Liabilities and equity (CHF million)

Due to banks	39,035	40,147	41,113

of which reported at fair value	3,301	2,721	4,443

Customer deposits	304,943	313,401	293,295

of which reported at fair value	4,355	4,599	3,607

of which reported from consolidated VIEs	100	221	29

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	167,457	176,559	141,078

of which reported at fair value	123,483	136,483	111,385

Obligation to return securities received as collateral, at fair value	33,761	30,191	37,033

Trading liabilities, at fair value	114,500	127,760	134,846

of which reported from consolidated VIEs	1,295	1,286	183

Short-term borrowings	16,331	26,116	23,023

of which reported at fair value	3,870	3,547	4,838

of which reported from consolidated VIEs	5,888	6,141	4,733

Long-term debt	155,631	162,655	175,877

of which reported at fair value	66,347	70,366	83,811

of which reported from consolidated VIEs	13,077	14,858	20,155

Brokerage payables	67,569	68,034	64,693

Other liabilities	59,929	63,217	62,222

of which reported at fair value	30,722	31,092	31,995

of which reported from consolidated VIEs	870	746	778

Total liabilities	959,156	1,008,080	973,180

Common shares	49	49	48

Additional paid-in capital	22,262	21,796	22,565

Retained earnings	27,097	27,053	26,455

Treasury shares, at cost	0	(90)	0

Accumulated other comprehensive income/(loss)	(15,823)	(15,134)	(15,011)

Total shareholders' equity	33,585	33,674	34,057

Noncontrolling interests	7,279	7,411	9,231

Total equity	40,864	41,085	43,288

Total liabilities and equity	1,000,020	1,049,165	1,016,468

end of	1Q12	4Q11	1Q11

Additional share information

Par value (CHF)	0.04	0.04	0.04

Authorized shares (million)	1,868.1	1,868.1	1,468.3

Common shares issued (million)	1,224.5	1,224.3	1,201.0

Treasury shares (million)	0.0	(4.0)	0.0

Shares outstanding (million)	1,224.5	1,220.3	1,201.0

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q12 (CHF million)

Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411	41,085	1,220,322,988	[1]

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(117)	(117)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	7	7	–

Net income/(loss)	–	–		44	–	–	44	170	214	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(689)	(689)	(179)	(868)	–

Issuance of common shares	–	4		–	–	–	4	–	4	180,858

Sale of treasury shares	–	32		–	1,821	–	1,853	–	1,853	74,369,036

Repurchase of treasury shares	–	–		–	(1,734)	–	(1,734)	–	(1,734)	(70,484,278)

Share-based compensation, net of tax	–	397	[4]	–	3	–	400	–	400	125,316

Financial instruments indexed to own shares [5]	–	41		–	–	–	41	–	41	–

Cash dividends paid	–	–		–	–	–	–	(13)	(13)	–

Changes in redeemable noncontrolling interests	–	(8)	[6]	–	–	–	(8)	–	(8)	–

Balance at end of period	49	22,262		27,097	0	(15,823)	33,585	7,279	40,864	1,224,513,920	[7]

1 At par value CHF 0.04 each, fully paid, net of 4,010,074 treasury shares. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Includes a net tax benefit of CHF 19 million from the excess fair value of shares delivered over recognized compensation expense. 5 The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Other commitments" in Note 24 – Guarantees and commitments for further information. 7 At par value CHF 0.04 each, fully paid. A maximum of 643,620,119 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

4Q11 (CHF million)

Balance at beginning of period	48	21,159	27,804	0	(15,492)	33,519	8,959	42,478	1,203,003,992

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	5	–	–	–	5	(101)	(96)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(1,664)	(1,664)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	28	28	–

Net income/(loss)	–	–	(637)	–	–	(637)	29	(608)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	358	358	223	581	–

Issuance of common shares	1	444	–	–	–	445	–	445	21,329,070

Sale of treasury shares	–	(25)	–	1,653	–	1,628	–	1,628	72,803,244

Repurchase of treasury shares	–	–	–	(1,745)	–	(1,745)	–	(1,745)	(76,904,351)

Share-based compensation, net of tax	–	344	–	2	–	346	1	347	91,033

Cash dividends paid	–	–	(114)	–	–	(114)	(14)	(128)	–

Changes in redeemable noncontrolling interests	–	(131)	–	–	–	(131)	(50)	(181)	–

Balance at end of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085	1,220,322,988

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

1Q11 (CHF million)

Balance at beginning of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(1)	–	–	–	(1)	–	(1)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(375)	(375)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)	–	–	–	(7)	7	–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	93	93	–

Net income/(loss)	–	–	1,139	–	–	1,139	357	1,496	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(456)	(456)	(153)	(609)	–

Issuance of common shares	1	622	–	–	–	623	–	623	14,846,351

Sale of treasury shares	–	138	–	4,663	–	4,801	–	4,801	111,799,533

Repurchase of treasury shares	–	–	–	(4,380)	–	(4,380)	–	(4,380)	(105,810,094)

Share-based compensation, net of tax	–	(1,071)	–	269	–	(802)	(1)	(803)	6,238,938

Financial instruments indexed to own shares	–	(15)	–	–	–	(15)	–	(15)	–

Cash dividends paid	–	–	–	–	–	–	(11)	(11)	–

Changes in redeemable noncontrolling interests	–	(127)	–	–	–	(127)	(90)	(217)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(329)	(329)	–

Balance at end of period	48	22,565	26,455	0	(15,011)	34,057	9,231	43,288	1,201,020,793

Consolidated statements of cash flows (unaudited)
in	1Q12	1Q11

Operating activities of continuing operations (CHF million)

Net income	214	1,501

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	304	267

Provision for credit losses	34	(7)

Deferred tax provision	(156)	394

Share of net income from equity method investments	25	(22)

Trading assets and liabilities, net	(34,373)	11,867

(Increase)/decrease in other assets	371	(9,070)

Increase/(decrease) in other liabilities	696	4,909

Other, net	2,932	(888)

Total adjustments	(30,167)	7,450

Net cash provided by/(used in) operating activities of continuing operations	(29,953)	8,951

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(459)	84

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	36,576	11,341

Purchase of investment securities	(167)	(807)

Proceeds from sale of investment securities	199	1,927

Maturities of investment securities	93	809

Investments in subsidiaries and other investments	(279)	(591)

Proceeds from sale of other investments	645	778

(Increase)/decrease in loans	(727)	(3,918)

Proceeds from sales of loans	348	69

Capital expenditures for premises and equipment and other intangible assets	(315)	(267)

Proceeds from sale of premises and equipment and other intangible assets	4	2

Other, net	236	(13)

Net cash provided by/(used in) investing activities of continuing operations	36,154	9,414

Consolidated statements of cash flows (unaudited) (continued)
in	1Q12	1Q11

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(4,280)	11,396

Increase/(decrease) in short-term borrowings	(9,007)	1,511

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,591)	(23,934)

Issuances of long-term debt	13,485	13,182

Repayments of long-term debt	(18,886)	(11,186)

Issuances of common shares	4	623

Sale of treasury shares	1,853	4,801

Repurchase of treasury shares	(1,734)	(4,380)

Dividends paid/capital repayments	(13)	(11)

Excess tax benefits related to share-based compensation	19	0

Other, net	(4,144)	(862)

Net cash provided by/(used in) financing activities of continuing operations	(25,294)	(8,860)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(2,031)	(1,637)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(21,124)	7,893

Cash and due from banks at beginning of period	110,573	65,467

Cash and due from banks at end of period	89,449	73,360

Supplemental cash flow information (unaudited)
in	1Q12	1Q11

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	250	450

Cash paid for interest	3,526	3,819

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2011, included in the Credit Suisse Annual Report 2011.

> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of the 4Q11 consolidated statements of operations and consolidated statements of changes in equity and the 1Q11 consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for a description of accounting standards adopted in 2011.

ASC Topic 220 – Comprehensive Income
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-12), an update to Accounting Standards Codification (ASC) Topic 220 – Comprehensive Income. The amendment delays the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 was effective upon issuance and its adoption did not impact the Group’s financial condition, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting. The amendment provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income. ASU 2011-05 was required to be applied retrospectively and is effective for interim and annual reporting periods beginning after December 15, 2011. ASU 2011-05 is an update only for presentation purposes and as such its adoption on January 1, 2012 did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 was required to be applied prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04), an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. ASU 2011-04 was required to be applied prospectively and was effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

> Refer to “Note 26 – Financial instruments” for further information.
ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. ASU 2011-03 was effective for the first interim or annual reporting period beginning on or after December 15, 2011 and was required to be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 210 – Balance Sheet
In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity should provide the required disclosures retrospectively for all comparative periods presented. ASU 2011-11 is an update for presentation and as such will not impact the Group’s financial position, results of operation or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. ASU 2011-10 is effective for interim and annual reporting periods beginning on or after June 15, 2012. The Group is currently evaluating the impact of the adoption of ASU 2011-10 on the Group’s financial condition, results of operations or cash flows.

Note 3 Business developments
Credit Suisse AG merged with Clariden Leu AG on April 2, 2012, assuming all of its rights and obligations. The process of integrating all the business activities of Clariden Leu is expected to be completed by the end of 2012.

In November 2007, Banco de Investimentos Credit Suisse (Brasil) S.A. (Credit Suisse Brazil), a wholly owned subsidiary of Credit Suisse AG, acquired a majority interest (50% plus one share) in Hedging-Griffo Investimentos S.A. (Hedging-Griffo), a leading independent asset management and private banking company in Brazil, and entered into option arrangements in respect of the remaining equity interests in Hedging-Griffo. Credit Suisse Brazil intends to acquire the remaining equity interests in Hedging-Griffo as contemplated under the existing option arrangements. The closing of such acquisition will be subject to regulatory approvals. The costs associated with the acquisition will be covered by an issuance of new Group shares (approximately 2% of the issued share capital) out of the Group’s authorized share capital in accordance with its articles of association. This share issuance is currently planned for June 2012 and the newly issued shares will be sold in the market shortly thereafter.

Note 4 Discontinued operations
The Group did not discontinue any operations in 1Q12.
Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Beginning in 1Q12, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt, primarily in Investment Banking. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on our funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than our Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	1Q12	4Q11	1Q11

Net revenues (CHF million)

Private Banking	2,651	2,575	2,897

Investment Banking [1]	4,140	1,113	5,066

Asset Management	663	458	594

Corporate Center	(1,576)	327	(744)

Noncontrolling interests without SEI	169	15	343

Net revenues	6,047	4,488	8,156

Income/(loss) before taxes (CHF million)

Private Banking	625	468	856

Investment Banking [1]	993	(1,443)	1,480

Asset Management	250	90	175

Corporate Center	(1,828)	(113)	(886)

Noncontrolling interests without SEI	158	9	341

Income/(loss) before taxes	198	(989)	1,966

1 Beginning in 1Q12, DVA relating to certain structured notes liabilities and fair value adjustments on Credit Suisse vanilla debt are reflected in the Corporate Center rather than in Investment Banking. As a result, Investment Banking revenues reflect reclassifications of CHF (138) million and CHF 137 million in 4Q11 and 1Q11, respectively, made to prior periods to conform to the current presentation.

Total assets
end of	1Q12	4Q11	1Q11

Total assets (CHF million)

Private Banking	353,899	350,955	341,581

Investment Banking	756,305	804,420	779,218

Asset Management	27,213	28,667	28,275

Corporate Center [1]	(141,995)	(139,626)	(138,996)

Noncontrolling interests without SEI	4,598	4,749	6,390

Total assets	1,000,020	1,049,165	1,016,468

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
in	1Q12	4Q11	1Q11

Net interest income (CHF million)

Loans	1,213	1,212	1,222

Investment securities	21	21	31

Trading assets	2,666	2,345	2,677

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	772	840	707

Other	623	675	815

Interest and dividend income	5,295	5,093	5,452

Deposits	(388)	(434)	(404)

Short-term borrowings	(20)	(22)	(18)

Trading liabilities	(1,274)	(1,151)	(1,376)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(370)	(377)	(343)

Long-term debt	(1,287)	(1,342)	(1,470)

Other	(72)	(110)	(88)

Interest expense	(3,411)	(3,436)	(3,699)

Net interest income	1,884	1,657	1,753

Note 7 Commissions and fees
in	1Q12	4Q11	1Q11

Commissions and fees (CHF million)

Lending business	307	265	342

Investment and portfolio management	979	989	1,070

Other securities business	21	23	15

Fiduciary business	1,000	1,012	1,085

Underwriting	411	182	542

Brokerage	989	841	1,208

Underwriting and brokerage	1,400	1,023	1,750

Other services	465	457	494

Commissions and fees	3,172	2,757	3,671

Note 8 Trading revenues
in	1Q12	4Q11	1Q11

Trading revenues (CHF million)

Interest rate products	(332)	1,308	1,063

Foreign exchange products	1,037	(1,163)	678

Equity/index-related products	185	214	513

Credit products	(990)	(586)	(475)

Commodity, emission and energy products	71	(14)	74

Other products	218	214	158

Trading revenues	189	(27)	2,011

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	1Q12	4Q11	1Q11

Other revenues (CHF million)

Noncontrolling interests without SEI	144	18	323

Loans held-for-sale	(10)	(27)	18

Long-lived assets held-for-sale	(2)	(83)	(1)

Equity method investments	31	40	6

Other investments	232	10	249

Other	407	143	126

Other revenues	802	101	721

Note 10 Provision for credit losses
in	1Q12	4Q11	1Q11

Provision for credit losses (CHF million)

Provision for loan losses	27	96	12

Provision for lending-related and other exposures	7	1	(19)

Provision for credit losses	34	97	(7)

Note 11 Compensation and benefits
in	1Q12	4Q11	1Q11

Compensation and benefits (CHF million)

Salaries and variable compensation	3,314	2,569	3,503

Social security	219	172	322

Other [1]	178	280	204

Compensation and benefits [2]	3,711	3,021	4,029

1 Includes pension and other post-retirement expense of CHF 112 million, CHF 206 million and CHF 134 million in 1Q12, 4Q11 and 1Q11, respectively. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 45 million and CHF 338 million as of 1Q12 and 4Q11, respectively.

Note 12 General and administrative expenses
in	1Q12	4Q11	1Q11

General and administrative expenses (CHF million)

Occupancy expenses	288	328	264

IT, machinery, etc.	343	413	327

Provisions and losses	69	75	47

Travel and entertainment	90	120	104

Professional services	435	559	485

Amortization and impairment of other intangible assets	14	8	7

Other	414	376	398

General and administrative expenses	1,653	1,879	1,632

Note 13 Earnings per share
in	1Q12	4Q11		1Q11

Basic net income attributable to shareholders (CHF million)

Net income/(loss) attributable to shareholders	44	(637)		1,139

Preferred securities dividends	–	(114)		–

Net income/(loss) attributable to shareholders for basic earnings per share	44	(751)		1,139

Available for common shares	41	(751)		1,074

Available for unvested share-based payment awards	3	0		65

Diluted net income attributable to shareholders (CHF million)

Net income/(loss) attributable to shareholders for basic earnings per share	44	(751)		1,139

Income impact of assumed conversion on contracts that may be settled in shares or cash [1]	(1)	–		–

Net income/(loss) attributable to shareholders for diluted earnings per share	43	(751)		1,139

Available for common shares	40	(751)		1,074

Available for unvested share-based payment awards	3	0		65

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,244.2	1,206.7		1,184.4

Dilutive contracts that may be settled in shares or cash [2]	6.9	–		–

Dilutive share options and warrants	4.5	0.0		2.6

Dilutive share awards	1.7	0.0		1.2

Weighted-average shares outstanding for diluted earnings per share available for common shares [3]	1,257.3	1,206.7	[4]	1,188.2

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	81.0	71.0		72.1

Earnings per share available for common shares (CHF)

Basic earnings/(loss) per share available for common shares	0.03	(0.62)		0.91

Diluted earnings/(loss) per share available for common shares	0.03	(0.62)		0.90

1 Reflects changes in the fair value of the PAF2 units which are reflected in the results of the Group until the awards are finally settled. 2 Reflects weighted-average shares outstanding on PAF2 units. 3 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 28.5 million, 33.8 million and 44.9 million for 1Q12, 4Q11 and 1Q11, respectively. 4 Due to the net loss in 4Q11, 7.3 million weighted-average share options and warrants outstanding and 17.7 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 14 Trading assets and liabilities
end of	1Q12	4Q11	1Q11

Trading assets (CHF million)

Debt securities	154,676	145,035	152,989

Equity securities [1]	87,340	66,904	97,037

Derivative instruments [2]	44,505	52,548	43,614

Other	14,076	15,066	20,561

Trading assets	300,597	279,553	314,201

Trading liabilities (CHF million)

Short positions	65,696	67,639	86,693

Derivative instruments [2]	48,804	60,121	48,153

Trading liabilities	114,500	127,760	134,846

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	1Q12	4Q11	1Q11

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	32,420	36,474	23,349

Receivables not netted [1]	12,317	15,809	12,672

Total	44,737	52,283	36,021

Cash collateral payables (CHF million)

Payables netted against derivative positions	34,778	37,639	26,972

Payables not netted [1]	10,948	11,934	12,794

Total	45,726	49,573	39,766

1 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	1Q12	4Q11

Investment securities (CHF million)

Debt securities held-to-maturity	2	2

Securities available-for-sale	5,602	5,158

Total investment securities	5,604	5,160

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

1Q12 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	446	26	0	472

Debt securities issued by foreign governments	3,168	115	3	3,280

Corporate debt securities	735	19	2	752

Collateralized debt obligations	567	20	1	586

Debt securities available-for-sale	4,916	180	6	5,090

Banks, trust and insurance companies	272	219	0	491

Industry and all other	20	1	0	21

Equity securities available-for-sale	292	220	0	512

Securities available-for-sale	5,208	400	6	5,602

4Q11 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	321	27	0	348

Debt securities issued by foreign governments	3,211	121	12	3,320

Corporate debt securities	778	18	5	791

Collateralized debt obligations	587	20	0	607

Debt securities available-for-sale	4,897	186	17	5,066

Banks, trust and insurance companies	67	9	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	82	10	0	92

Securities available-for-sale	4,979	196	17	5,158

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

1Q12 (CHF million)

Debt securities issued by foreign governments	50	0	49	3	99	3

Corporate debt securities	14	1	19	1	33	2

Collateralized debt obligation	146	1	0	0	146	1

Debt securities available-for-sale	210	2	68	4	278	6

4Q11 (CHF million)

Debt securities issued by foreign governments	100	2	40	10	140	12

Corporate debt securities	81	2	17	3	98	5

Debt securities available-for-sale	181	4	57	13	238	17

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	1Q12		1Q11

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	4	195	1,926	1

Realized gains	0	88	27	0

Realized losses	0	0	(22)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

1Q12 (CHF million)

Due within 1 year	2	2	4.85	1,777	1,789	3.12

Due from 1 to 5 years	0	0	–	2,446	2,568	3.07

Due from 5 to 10 years	0	0	–	479	506	2.34

Due after 10 years	0	0	–	214	227	1.45

Total debt securities	2	2	4.85	4,916	5,090	2.95

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default (PD) of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	1Q12	4Q11	1Q11

Loans (CHF million)

Mortgages	89,598	88,255	85,449

Loans collateralized by securities	25,950	26,461	26,076

Consumer finance	6,320	6,695	5,742

Consumer	121,868	121,411	117,267

Real estate	25,605	25,185	23,846

Commercial and industrial loans	59,363	59,998	55,075

Financial institutions	23,473	25,373	25,146

Governments and public institutions	2,346	2,390	2,182

Corporate & institutional	110,787	112,946	106,249

Gross loans	232,655	234,357	223,516

of which held at amortized cost	213,787	213,663	203,673

of which held at fair value	18,868	20,694	19,843

Net (unearned income)/deferred expenses	(51)	(34)	(32)

Allowance for loan losses	(908)	(910)	(974)

Net loans	231,696	233,413	222,510

Gross loans by location (CHF million)

Switzerland	148,181	146,737	139,993

Foreign	84,474	87,620	83,523

Gross loans	232,655	234,357	223,516

Impaired loan portfolio (CHF million)

Non-performing loans	993	758	943

Non-interest-earning loans	228	262	312

Total non-performing and non-interest-earning loans	1,221	1,020	1,255

Restructured loans	8	18	41

Potential problem loans	497	680	424

Total other impaired loans	505	698	465

Gross impaired loans	1,726	1,718	1,720

Allowance for loan losses
	1Q12			4Q11			1Q11

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	289	621	910	270	613	883	279	738	1,017

Net movements recognized in statements of operations	22	5	27	45	51	96	12	0	12

Gross write-offs	(26)	(17)	(43)	(39)	(54)	(93)	(24)	(37)	(61)

Recoveries	11	8	19	9	0	9	6	2	8

Net write-offs	(15)	(9)	(24)	(30)	(54)	(84)	(18)	(35)	(53)

Provisions for interest	3	5	8	(1)	9	8	1	1	2

Foreign currency translation impact and other adjustments, net	(4)	(9)	(13)	5	2	7	7	(11)	(4)

Balance at end of period	295	613	908	289	621	910	281	693	974

	1Q12			4Q11			1Q11

end of	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at end of period	295	613	908	289	621	910	281	693	974

of which individually evaluated for impairment	230	437	667	222	428	650	211	501	712

of which collectively evaluated for impairment	65	176	241	67	193	260	70	192	262

Gross loans held at amortized cost (CHF million)

Balance at end of period	121,857	91,930	213,787	121,401	92,262	213,663	117,261	86,412	203,673

of which individually evaluated for impairment	553	920	1,473	605	942	1,547	581	909	1,490

of which collectively evaluated for impairment	121,304	91,010	212,314	120,796	91,320	212,116	116,680	85,503	202,183

Purchases, reclassifications and sales
	1Q12			4Q11			1Q11

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases [1]	0	916	916	0	1,534	1,534	0	1,536	1,536

Reclassifications to loans held-for-sale [2]	0	475	475	0	413	413	0	370	370

Sales [2]	0	443	443	0	214	214	0	370	370

1 Includes drawdowns under purchased loan commitments. 2 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.

> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2011 for further information on internal ratings and the scope of the credit quality disclosures.

The following tables present the Group’s recorded investment in loans held at amortized cost by internal counterparty credit ratings that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

1Q12 (CHF million)

Mortgages	172	690	11,279	56,306	20,190	699	16	19	0	227	89,598

Loans collateralized by securities	1	15	465	23,199	2,106	90	0	2	0	72	25,950

Consumer finance	3	4	52	2,881	2,185	525	53	6	318	282	6,309

Consumer	176	709	11,796	82,386	24,481	1,314	69	27	318	581	121,857

Real estate	319	206	1,293	12,626	10,356	338	0	3	0	71	25,212

Commercial and industrial loans	448	240	1,522	21,536	20,641	2,524	242	6	17	793	47,969

Financial institutions	3,743	2,165	2,927	5,819	1,505	677	0	40	0	127	17,003

Governments and public institutions	117	83	371	484	130	103	452	0	0	6	1,746

Corporate & institutional	4,627	2,694	6,113	40,465	32,632	3,642	694	49	17	997	91,930

Gross loans held at amortized cost	4,803	3,403	17,909	122,851	57,113	4,956	763	76	335	1,578	213,787

Value of collateral [1]	3,894	1,817	16,421	113,327	46,373	2,889	134	64	10	838	185,767

4Q11 (CHF million)

Mortgages	166	637	8,837	55,222	22,368	763	18	19	0	225	88,255

Loans collateralized by securities	1	18	397	24,089	1,793	88	0	2	0	73	26,461

Consumer finance	1	5	51	3,234	2,187	524	58	9	316	300	6,685

Consumer	168	660	9,285	82,545	26,348	1,375	76	30	316	598	121,401

Real estate	341	204	1,241	12,476	10,277	312	0	3	0	60	24,914

Commercial and industrial loans	409	242	1,755	21,182	20,091	3,128	179	27	121	714	47,848

Financial institutions	3,906	2,098	3,333	5,549	1,890	760	3	43	0	132	17,714

Governments and public institutions	119	88	355	484	160	104	470	0	0	6	1,786

Corporate & institutional	4,775	2,632	6,684	39,691	32,418	4,304	652	73	121	912	92,262

Gross loans held at amortized cost	4,943	3,292	15,969	122,236	58,766	5,679	728	103	437	1,510	213,663

Value of collateral [1]	3,938	1,751	14,176	112,505	48,100	3,171	119	86	9	871	184,726

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.

In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total

1Q12 (CHF million)

Mortgages	89,322	82	10	14	170	276	89,598

Loans collateralized by securities	25,775	144	10	8	13	175	25,950

Consumer finance	5,488	510	88	54	169	821	6,309

Consumer	120,585	736	108	76	352	1,272	121,857

Real estate	25,129	42	12	0	29	83	25,212

Commercial and industrial loans	46,780	651	81	191	266	1,189	47,969

Financial institutions	16,438	88	299	149	29	565	17,003

Governments and public institutions	1,745	1	0	0	0	1	1,746

Corporate & institutional	90,092	782	392	340	324	1,838	91,930

Gross loans held at amortized cost	210,677	1,518	500	416	676	3,110	213,787

4Q11 (CHF million)

Mortgages	88,016	48	12	6	173	239	88,255

Loans collateralized by securities	26,254	180	11	3	13	207	26,461

Consumer finance	5,886	496	86	50	167	799	6,685

Consumer	120,156	724	109	59	353	1,245	121,401

Real estate	24,840	41	3	1	29	74	24,914

Commercial and industrial loans	47,085	454	90	50	169	763	47,848

Financial institutions	17,550	78	2	48	36	164	17,714

Governments and public institutions	1,785	1	0	0	0	1	1,786

Corporate & institutional	91,260	574	95	99	234	1,002	92,262

Gross loans held at amortized cost	211,416	1,298	204	158	587	2,247	213,663

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2011 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

1Q12 (CHF million)

Mortgages	166	14	180	0	75	75	255

Loans collateralized by securities	57	15	72	0	0	0	72

Consumer finance	254	23	277	0	25	25	302

Consumer	477	52	529	0	100	100	629

Real estate	44	7	51	0	22	22	73

Commercial and industrial loans	382	101	483	8	318	326	809

Financial institutions	90	62	152	0	57	57	209

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	516	176	692	8	397	405	1,097

Gross impaired loans	993	228	1,221	8	497	505	1,726

4Q11 (CHF million)

Mortgages	176	14	190	1	73	74	264

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	262	28	290	0	25	25	315

Consumer	465	55	520	1	144	145	665

Real estate	29	7	36	0	24	24	60

Commercial and industrial loans	215	129	344	17	454	471	815

Financial institutions	49	65	114	0	58	58	172

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	293	207	500	17	536	553	1,053

Gross impaired loans	758	262	1,020	18	680	698	1,718

Gross impaired loan detail
	1Q12			4Q11

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	211	200	42	217	206	41

Loans collateralized by securities	71	66	51	85	83	50

Consumer finance	271	257	137	303	288	131

Consumer	553	523	230	605	577	222

Real estate	59	51	20	46	38	20

Commercial and industrial loans	657	627	328	734	709	318

Financial institutions	198	196	83	156	154	84

Governments and public institutions	6	5	6	6	5	6

Corporate & institutional	920	879	437	942	906	428

Gross impaired loans with a specific allowance	1,473	1,402	667	1,547	1,483	650

Mortgages	44	44	–	46	46	–

Loans collateralized by securities	1	1	–	1	1	–

Consumer finance	31	31	–	13	13	–

Consumer	76	76	–	60	60	–

Real estate	14	14	–	15	15	–

Commercial and industrial loans	152	152	–	80	80	–

Financial institutions	11	11	–	16	16	–

Corporate & institutional	177	177	–	111	111	–

Gross impaired loans without specific allowance	253	253	–	171	171	–

Gross impaired loans	1,726	1,655	667	1,718	1,654	650

of which consumer	629	599	230	665	637	222

of which corporate & institutional	1,097	1,056	437	1,053	1,017	428

Gross impaired loan detail (continued)
	1Q12			4Q11			1Q11

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	214	0	0	221	0	0	263	1	0

Loans collateralized by securities	69	0	0	87	1	0	58	0	0

Consumer finance	289	2	2	287	1	1	297	0	0

Consumer	572	2	2	595	2	1	618	1	0

Real estate	58	0	0	47	0	0	67	0	0

Commercial and industrial loans	701	2	1	715	2	2	732	2	2

Financial institutions	206	0	0	153	0	0	187	0	0

Governments and public institutions	6	0	0	6	0	0	6	0	0

Corporate & institutional	971	2	1	921	2	2	992	2	2

Gross impaired loans with a specific allowance	1,543	4	3	1,516	4	3	1,610	3	2

Mortgages	51	0	0	56	0	0	43	0	0

Loans collateralized by securities	1	0	0	1	0	0	2	0	0

Consumer finance	30	0	0	3	0	0	16	0	0

Consumer	82	0	0	60	0	0	61	0	0

Real estate	16	0	0	14	0	0	12	0	0

Commercial and industrial loans	103	0	0	85	0	0	144	0	0

Financial institutions	12	0	0	18	0	0	58	0	0

Corporate & institutional	131	0	0	117	0	0	214	0	0

Gross impaired loans without specific allowance	213	0	0	177	0	0	275	0	0

Gross impaired loans	1,756	4	3	1,693	4	3	1,885	3	2

of which consumer	654	2	2	655	2	1	679	1	0

of which corporate & institutional	1,102	2	1	1,038	2	2	1,206	2	2

Note 17 Other assets and other liabilities
end of	1Q12	4Q11	1Q11

Other assets (CHF million)

Cash collateral on derivative instruments	12,317	15,809	12,672

Cash collateral on non-derivative transactions	2,454	2,083	1,769

Derivative instruments used for hedging	3,239	3,706	1,811

Assets held-for-sale	20,634	21,205	26,597

of which loans	20,147	20,457	25,514

of which real estate	459	732	1,064

Assets held for separate accounts	14,707	14,407	16,001

Interest and fees receivable	5,389	6,090	5,400

Deferred tax assets	8,609	8,939	8,612

Prepaid expenses	680	601	782

Failed purchases	1,338	1,513	1,088

Other	4,342	3,943	3,384

Other assets	73,709	78,296	78,116

Other liabilities (CHF million)

Cash collateral on derivative instruments	10,948	11,934	12,794

Cash collateral on non-derivative transactions	996	1,002	66

Derivative instruments used for hedging	2,181	1,998	1,017

Provisions [1]	1,104	1,113	1,613

of which off-balance sheet risk	65	65	518

Liabilities held for separate accounts	14,707	14,407	16,001

Interest and fees payable	6,576	7,142	6,956

Current tax liabilities	747	767	856

Deferred tax liabilities	318	429	431

Failed sales	6,258	6,888	7,548

Other	16,094	17,537	14,940

Other liabilities	59,929	63,217	62,222

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
end of	1Q12	4Q11	1Q11

Long-term debt (CHF million)

Senior	122,792	123,632	131,074

Subordinated	19,762	24,165	24,648

Non-recourse liabilities from consolidated VIEs	13,077	14,858	20,155

Long-term debt	155,631	162,655	175,877

of which reported at fair value	66,347	70,366	83,811

Note 19 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

1Q12 (CHF million)

Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)

Increase/(decrease)	(1)	(939)	185	31	0	(724)

Increase/(decrease) due to equity method investments	15	0	0	0	0	15

Reclassification adjustments, included in net income	0	1	(1)	42	(22)	20

Balance at end of period	(52)	(12,716)	283	(3,678)	340	(15,823)

4Q11 (CHF million)

Balance at beginning of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

Increase/(decrease)	(9)	686	(8)	(725)	382	326

Increase/(decrease) due to equity method investments	3	0	0	0	0	3

Reclassification adjustments, included in net income	0	0	0	26	3	29

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

1Q11 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	2	(434)	(29)	0	0	(461)

Increase/(decrease) due to equity method investments	(5)	0	0	0	0	(5)

Reclassification adjustments, included in net income	(14)	5	(11)	27	3	10

Balance at end of period	(50)	(11,899)	77	(3,109)	(30)	(15,011)

Note 20 Tax
The tax benefit recorded in 1Q12 reflected a release of contingency reserves for uncertain tax positions partially offset by an income tax expense on pre-tax income.
Overall, net deferred tax assets decreased CHF 219 million to CHF 8,291 million as of the end of 1Q12 compared to 4Q11. The decrease in net deferred tax assets primarily related to foreign exchange translation losses of CHF 307 million.

The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.

As of March 31, 2012, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 8.7 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 24 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2008; the US – 2006; Japan – 2005; the Netherlands – 2005; and the UK – 2003.

Effective tax rate
in	1Q12	4Q11	1Q11

Effective tax rate (%)

Effective tax rate	(8.1)	40.1	23.7

Net deferred tax assets
end of	1Q12	4Q11	Change

Net deferred tax assets (CHF million)

Deferred tax assets	8,609	8,939	(330)

of which net operating losses	3,388	3,852	(464)

of which deductible temporary differences	5,221	5,087	134

Deferred tax liabilities	(318)	(429)	111

Net deferred tax assets	8,291	8,510	(219)

Note 21 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, 2011 Partner Asset Facility (PAF2) awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs), 2008 Partner Asset Facility awards and other cash awards.

> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.
The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q12 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	1Q12	4Q11	1Q11

Deferred compensation expense (CHF million)

Share awards	206	189	200

Performance share awards	103	0	0

2011 Partner Asset Facility awards [1]	534	0	0

Adjustable Performance Plan awards	108	217	370

Restricted Cash Awards	41	51	101

Scaled Incentive Share Units	30	101	117

Incentive Share Units	19	50	36

2008 Partner Asset Facility awards [1]	49	16	53

Other cash awards	90	86	112

Total deferred compensation expense	1,180	710	989

1 Compensation expense includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation expense
end of	1Q12

Estimated unrecognized deferred compensation expense (CHF million)

Share awards	1,364

Performance share awards	432

Adjustable Performance Plan awards	442

Restricted Cash Awards	120

Scaled Incentive Share Units	177

Incentive Share Units	64

Other cash awards	112

Total	2,711

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.4

1Q12 activity
In 1Q12, the Group granted share awards, performance share awards and PAF2 awards as part of the 2011 variable compensation. Expense recognition for these awards began in 1Q12 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 1Q12, the Group granted 22.4 million share awards at a weighted-average share price of CHF 23.92. One third of the share awards vest on each of the three anniversaries of the grant date. Each share award entitles the holder to receive one Group share, subject to certain conditions.

Performance share awards
In 1Q12, the Group granted 23.7 million performance share awards at a weighted-average share price of CHF 23.90. One third of the performance share awards vest on each of the three anniversaries of the grant date. Each performance share award entitles the holder to receive one Group share. However, unlike share awards, the unvested performance share award is subject to a downward adjustment in the event of a divisional loss or a negative Group ROE.

2011 Partner Asset Facility
In 1Q12, the Group granted PAF2 awards with a total deferred variable compensation value of CHF 499 million. PAF2 awards are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities. The compensation expense was recognized in 1Q12 as the awards were fully vested as of March 31, 2012.

Share-based award activity
	1Q12

Number of awards (in millions)	Share awards	Performance share awards	SISU awards	ISU awards

Share-based award activities

Balance at beginning of period	48.1	–	14.7	13.3

Granted	22.4	23.7	0.0	0.0

Settled	(0.3)	0.0	0.0	0.0

Forfeited	(0.1)	0.0	0.0	0.0

Balance at end of period	70.1	23.7	14.7	13.3

of which vested	12.6	0.0	5.6	9.1

of which unvested	57.5	23.7	9.1	4.2

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 639 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2012. As of the end of 1Q12, CHF 270 million of contributions had been made.

Components of total pension costs
in	1Q12	4Q11	1Q11

Total pension costs (CHF million)

Service costs on benefit obligation	95	88	88

Interest costs on benefit obligation	128	137	138

Expected return on plan assets	(194)	(208)	(209)

Amortization of recognized prior service cost/(credit)	(14)	4	4

Amortization of recognized actuarial losses	57	36	37

Net periodic pension costs	72	57	58

Curtailment losses/(gains)	(15)	0	1

Special termination benefits	6	10	0

Total pension costs	63	67	59

Note 23 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

> Refer to “Note 26 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 1Q12	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,175.3	3.7	3.3	0.0	0.0	0.0

Swaps	26,901.3	572.4	563.8	65.7	3.1	2.6

Options bought and sold (OTC)	3,025.9	56.6	57.7	0.0	0.0	0.0

Futures	2,896.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,170.1	0.3	0.2	0.0	0.0	0.0

Interest rate products	41,169.0	633.0	625.0	65.7	3.1	2.6

Forwards	2,171.8	20.1	19.8	21.1	0.3	0.0

Swaps	1,263.7	32.9	47.0	0.0	0.0	0.0

Options bought and sold (OTC)	972.4	11.1	11.8	0.0	0.0	0.0

Futures	15.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.9	0.0	0.1	0.0	0.0	0.0

Foreign exchange products	4,429.4	64.1	78.7	21.1	0.3	0.0

Forwards	15.6	1.1	1.2	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	31.1	0.6	0.7	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	46.9	1.7	1.9	0.0	0.0	0.0

Forwards	4.4	0.9	0.0	0.0	0.0	0.0

Swaps	222.9	5.2	6.5	0.0	0.0	0.0

Options bought and sold (OTC)	248.3	13.1	13.7	0.0	0.0	0.0

Futures	80.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	423.6	17.8	19.9	0.0	0.0	0.0

Equity/index-related products	979.4	37.0	40.1	0.0	0.0	0.0

Credit derivatives [2]	1,968.8	44.5	42.1	0.0	0.0	0.0

Forwards	3.7	0.5	0.4	0.0	0.0	0.0

Swaps	60.0	7.5	6.9	0.0	0.0	0.0

Options bought and sold (OTC)	31.5	2.1	1.9	0.0	0.0	0.0

Futures	200.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	62.8	3.5	3.4	0.0	0.0	0.0

Other products [3]	358.2	13.6	12.6	0.0	0.0	0.0

Total derivative instruments	48,951.7	793.9	800.4	86.8	3.4	2.6

The notional amount for derivative instruments (trading and hedging) was CHF 49,038.5 billion as of March 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 4Q11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,754.5	658.0	650.0	71.2	3.8	2.3

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,366.9	728.8	720.8	71.2	3.8	2.3

Forwards	2,133.0	29.7	30.7	17.4	0.1	0.0

Swaps	1,230.0	34.1	51.3	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,224.0	76.1	94.7	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.4	5.8	5.7	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.0	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.8	39.4	41.8	0.0	0.0	0.0

Credit derivatives [2]	2,042.7	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,908.1	925.2	933.8	88.6	3.9	2.3

The notional amount for derivative instruments (trading and hedging) was CHF 49,996.7 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	1Q12		4Q11

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	797.3	803.0	929.1	936.1

Counterparty netting [1]	(717.2)	(717.2)	(836.4)	(836.4)

Cash collateral netting [1]	(32.4)	(34.8)	(36.5)	(37.6)

Replacement values (trading and hedging) after netting agreements	47.7	51.0	56.2	62.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	44.5	48.8	52.5	60.1

of which recorded in other assets (PRV) and other liabilities (NRV)	3.2	2.2	3.7	2.0

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	1Q12	4Q11	1Q11

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	51	(15)	(261)

Foreign exchange products	(1)	4	(11)

Total	50	(11)	(272)

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(64)	10	259

Foreign exchange products	2	(2)	11

Total	(62)	8	270

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(12)	(3)	(2)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	1Q12	4Q11	1Q11

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	(1)	0	0

Foreign exchange products	15	(6)	(3)

Total	14	(6)	(3)

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	0	0	17	[1]

Total	0	0	17

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

As of the end of 1Q12, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 17 months.

The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 16 million.
Net investment hedges
in	1Q12		4Q11	1Q11

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0		0	0

Foreign exchange products	266		(385)	45

Total	266		(385)	45

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	77	[1]	0	(3)	[1]

Total	77		0	(3)

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

1Q12 (CHF billion)

Current net exposure	15.2	1.7	0.6	17.5

Collateral posted	13.5	1.7	–	15.2

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	2.7	0.5	3.6

4Q11 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.

Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 4.2 billion were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of 1Q12	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(450.5)	427.8		(22.7)	55.0	(2.6)

Non-investment grade	(164.3)	157.4		(6.9)	14.9	(4.9)

Total single-name instruments	(614.8)	585.2		(29.6)	69.9	(7.5)

of which sovereigns	(121.5)	119.6		(1.9)	10.7	(3.4)

of which non-sovereigns	(493.3)	465.6		(27.7)	59.2	(4.1)

Multi-name instruments (CHF billion)

Investment grade [2]	(267.8)	255.1		(12.7)	22.8	(4.4)

Non-investment grade	(61.3)	54.9	[3]	(6.4)	12.7	(3.6)

Total multi-name instruments	(329.1)	310.0		(19.1)	35.5	(8.0)

of which sovereigns	(15.2)	15.0		(0.2)	0.4	(0.7)

of which non-sovereigns	(313.9)	295.0		(18.9)	35.1	(7.3)

Total instruments (CHF billion)

Investment grade [2]	(718.3)	682.9		(35.4)	77.8	(7.0)

Non-investment grade	(225.6)	212.3		(13.3)	27.6	(8.5)

Total instruments	(943.9)	895.2		(48.7)	105.4	(15.5)

of which sovereigns	(136.7)	134.6		(2.1)	11.1	(4.1)

of which non-sovereigns	(807.2)	760.6		(46.6)	94.3	(11.4)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

Credit protection sold/purchased (continued)

end of 4Q11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	1Q12	4Q11

Credit derivatives (CHF billion)

Credit protection sold	943.9	991.4

Credit protection purchased	895.2	929.0

Other protection purchased	105.4	95.8

Other instruments [1]	24.3	26.5

Total credit derivatives	1,968.8	2,042.7

1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

1Q12 (CHF billion)

Single-name instruments	130.5	380.5	103.8	614.8

Multi-name instruments	31.6	216.2	81.3	329.1

Total instruments	162.1	596.7	185.1	943.9

4Q11 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

1Q12 (CHF million)

Credit guarantees and similar instruments	3,372	13,662	17,034	16,410		146	2,271

Performance guarantees and similar instruments	5,090	4,801	9,891	9,030		74	3,252

Securities lending indemnifications	16,033	0	16,033	16,033		0	16,033

Derivatives [2]	19,419	11,885	31,304	31,304		1,366	–	[3]

Other guarantees	4,112	1,051	5,163	5,139		4	2,622

Total guarantees	48,026	31,399	79,425	77,916		1,590	24,178

4Q11 (CHF million)

Credit guarantees and similar instruments	3,273	4,075	7,348	6,613		50	2,455

Performance guarantees and similar instruments	5,598	4,706	10,304	9,394		73	3,381

Securities lending indemnifications	15,005	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	23,800	51,393	51,393		3,650	–	[3]

Other guarantees	3,972	1,003	4,975	4,939		4	2,268

Total guarantees	55,441	33,584	89,025	87,344		3,777	23,109

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2011 to June 30, 2012 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the 2011 Partner Asset Facility transaction (PAF2 transaction) to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The Group also has a credit support facility with this entity that requires us to provide funding to it in certain circumstances. Under the facility, the Group may be required to fund payments or costs related to amounts due by the entity under the CDS, and any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. The transaction overall is a four-year transaction, but can be extended to nine years. The Group has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to March 31, 2012 by counterparty type, the development of outstanding repurchase claims and provisions for outstanding repurchase claims during the period from January 1, 2012 to March 31, 2012, and the realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to March 31, 2012 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.3

Non-agency securitizations	129.2	[2]

Total	159.7

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold was USD 30.4 billion as of the end of 1Q12. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 1Q12 is attributable to borrower payments of USD 82.9 billion and losses of USD 15.9 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	1Q12

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance as of January 1	68	432	243	743

New claims	11	8	535	554

Claims settled through repurchases	(1)	0	(2)	(3)	[1]

Other settlements	(2)	0	(2)	(4)	[2]

Total claims settled	(3)	0	(4)	(7)

Claims rescinded	(26)	(3)	0	(29)

Transfers to/from arbitration and litigation, net [3]	0	0	(12)	(12)

Balance as of March 31	50	437	762	1,249

1 Settled at a repurchase price of USD 3 million. 2 Settled at USD 3 million. 3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	1Q12

Provisions for outstanding repurchase claims (USD million) [1]

Balance as of January 1	59

Increase/(decrease) in provisions, net	(4)

Realized losses [2]	(6)

Balance as of March 31	49	[3]

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Primarily related to government-sponsored enterprises and non-agency securitizations.

Realized losses from repurchase of residential mortgage loans sold
in	1Q12		4Q11		1Q11

Realized losses from repurchase of residential mortgage loans sold (USD million)

Realized losses	6	[1]	12	[1]	3	[2]

Includes indemnifications paid to resolve loan repurchase claims.
1 Primarily related to government-sponsored enterprises and non-agency securitizations. 2 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.

> Refer to “Note 29 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are, or become during the reporting period, subject to arbitration or litigation proceedings, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.

Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.

> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2011 for a detailed description of guarantees.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

1Q12 (CHF million)

Irrevocable commitments under documentary credits	4,712	35	4,747		4,596		2,046

Loan commitments	155,615	62,584	218,199	[2]	212,960		143,377

Forward reverse repurchase agreements	49,408	0	49,408		49,408		49,408

Other commitments	1,530	2,005	3,535		3,535		55

Total other commitments	211,265	64,624	275,889		270,499		194,886

4Q11 (CHF million)

Irrevocable commitments under documentary credits	5,644	43	5,687		5,207		2,372

Loan commitments	157,701	62,859	220,560	[2]	215,343		144,278

Forward reverse repurchase agreements	28,885	0	28,885		28,885		28,885

Other commitments	1,457	2,151	3,608		3,608		33

Total other commitments	193,687	65,053	258,740		253,043		175,568

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 132,596 million and CHF 138,051 million of unused credit limits as of the end of 1Q12 and 4Q11, respectively, which were revocable at our sole discretion upon notice to the client.

In November 2007, Credit Suisse Brazil, a wholly owned subsidiary of Credit Suisse AG, acquired a majority interest (50% plus one share) in Hedging-Griffo and entered into option arrangements in respect of the remaining equity interests in Hedging-Griffo.

> Refer to “Note 3 – Business developments” for further information.
The Group estimated the redemption value of the put option to be BRL 1,225 million (CHF 607 million). As of the end of 1Q12, the estimated purchase price had been fully accrued in the balance of the redeemable noncontrolling interest in other liabilities.

Note 25 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 1Q12 and 1Q11 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still had continuing involvement, regardless of when the securitization occurred.

Securitizations
in	1Q12	1Q11

Gains and cash flows (CHF million)

CMBS
Net gain [1]	18	0

Proceeds from transfer of assets	1,466	0

Cash received on interests that continue to be held	14	33

RMBS
Net gain/(loss) [1]	(1)	14

Proceeds from transfer of assets	5,008	6,928

Purchases of previously transferred financial assets or its underlying collateral	(3)	0

Servicing fees	1	1

Cash received on interests that continue to be held	111	107

Other asset-backed financings
Net gain [1]	69	2

Proceeds from transfer of assets	155	219

Purchases of previously transferred financial assets or its underlying collateral [2]	(49)	(79)

Servicing fees	0	1

Cash received on interests that continue to be held	213	129

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.

> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets in the Credit Suisse Annual Report 2011 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 1Q12 and 4Q11, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	1Q12	4Q11

CHF million

CMBS
Principal amount outstanding	30,744	35,487

Total assets of SPE	45,226	52,536

RMBS
Principal amount outstanding	87,709	91,242

Total assets of SPE	91,105	95,297

Other asset-backed financings
Principal amount outstanding	29,360	35,233

Total assets of SPE	29,360	35,307

Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 26 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	1Q12				4Q11

at time of transfer	CMBS			RMBS			CMBS			RMBS

CHF million, except where indicated

Fair value of beneficial interests	18			806			57			5,095

of which level 2	–			775			42			4,695

of which level 3	18			31			15			399

Weighted-average life, in years	0.1			0.1			7.2			5.4

Prepayment speed assumption (rate per annum), in % [1]	–	13.0	-	30.0			–	9.0	-	34.9

Cash flow discount rate (rate per annum), in % [2]	11.0	0.4	-	13.7	2.9	-	10.6	0.5	-	71.2

Expected credit losses (rate per annum), in %	9.0	(0.5)	-	12.7	1.2	-	9.3	0.3	-	71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 1Q12 and 4Q11.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	1Q12											4Q11

			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]

CHF million, except where indicated

Fair value of beneficial interests			522				2,421			1,190				342				2,960			1,754

of which non-investment grade			80				285			1,165				133				688			1,513

Weighted-average life, in years			4.6				5.7			2.4				4.1				5.3			2.5

Prepayment speed assumption (rate per annum), in % [3]			–		0.0	-	29.7			–				–		0.1	-	30.0			–

Impact on fair value from 10% adverse change			–				(36.1)			–				–				(44.2)			–

Impact on fair value from 20% adverse change			–				(70.3)			–				–				(86.6)			–

Cash flow discount rate (rate per annum), in % [4]	0.9	-	45.5		0.3	-	50.8	0.8	-	24.2		2.3	-	50.1		0.3	-	49.1	0.7	-	58.7

Impact on fair value from 10% adverse change			(26.8)				(76.6)			(4.0)				(30.5)				(94.4)			(8.2)

Impact on fair value from 20% adverse change			(36.3)				(119.4)			(7.9)				(36.2)				(151.9)			(15.9)

Expected credit losses (rate per annum), in %	0.8	-	44.4		2.8	-	48.7	2.7	-	22.0		1.9	-	49.0		0.9	-	48.9	5.4	-	31.8

Impact on fair value from 10% adverse change			(25.0)				(63.3)			(1.0)				(29.8)				(83.6)			(6.8)

Impact on fair value from 20% adverse change			(32.8)				(93.9)			(2.0)				(34.8)				(131.5)			(13.2)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 1Q12 and 4Q11.
> Refer to “Note 27 – Assets pledged or assigned” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	1Q12	4Q11

CHF million

CMBS
Other assets	614	664

Liability to SPE, included in Other liabilities	(614)	(664)

RMBS
Other assets	12	12

Liability to SPE, included in Other liabilities	(12)	(12)

Other asset-backed financings
Trading assets	1,516	1,851

Other assets	1,537	1,475

Liability to SPE, included in Other liabilities	(3,053)	(3,326)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.

> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Variable interest entities in the Credit Suisse Annual Report 2011 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle.
The overall average maturity of the conduit’s outstanding CP was approximately 19 days and 18 days as of 1Q12 and 4Q11, respectively. As of 1Q12 and 4Q11, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, student loans and credit card receivables. As of 1Q12 and 4Q11, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.6 years and 2.5 years as of 1Q12 and 4Q11, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 1Q12 and 4Q11.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 1Q12	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,092	24	0	89	85	20	1,310

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	73	0	0	0	0	73

Trading assets	1,177	657	18	2,297	483	1,106	5,738

Investment securities	0	36	0	0	0	0	36

Other investments	0	0	0	0	1,718	463	2,181

Net loans	0	4,229	0	0	56	1,088	5,373

Premises and equipment	0	0	0	0	536	80	616

Loans held-for-sale	7,053	0	3,038	0	3	0	10,094

Other assets	44	1,065	0	6	506	248	1,869

Total assets of consolidated VIEs	9,366	6,084	3,056	2,392	3,387	3,005	27,290

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	100	100

Trading liabilities	24	0	0	0	3	1,268	1,295

Short-term borrowings	252	5,597	0	39	0	0	5,888

Long-term debt	9,033	23	3,421	118	38	444	13,077

Other liabilities	46	1	165	2	152	504	870

Total liabilities of consolidated VIEs	9,355	5,621	3,586	159	193	2,316	21,230

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 4Q11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	564	82	646

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	741	263	1,828

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,888	3,222	29,789

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	158	493	746

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	388	2,432	23,252

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

> Refer to “Transfer of financial assets ” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Non-consolidated VIE’s in the Credit Suisse Annual Report 2011 for further information.

Non-consolidated VIEs
		Financial intermediation

end of 1Q12	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	78	3,513	1,283	789	2,426	8,089

Net loans	8	127	1,844	4,934	848	7,761

Other assets	0	0	43	0	4	47

Total variable interest assets	86	3,640	3,170	5,723	3,278	15,897

Maximum exposure to loss (CHF million)

Maximum exposure to loss	89	13,039	3,681	6,174	3,969	26,952

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	8,502	116,190	61,551	25,202	16,757	228,202

		Financial intermediation

end of 4Q11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,395	10,301

Net loans	0	123	1,627	4,742	3,257	9,749

Other assets	0	0	32	0	391	423

Total variable interest assets	126	5,620	3,108	5,576	6,043	20,473

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,505	6,051	6,413	23,178

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,815	23,633	20,748	224,134

Note 26 Financial instruments
The disclosure of the Group’s financial instruments is composed of the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)

– Fair value option; and
– Disclosures about fair value of financial instruments.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

Based on the Group’s regular review of observable parameters used in its pricing models, in 2Q11 the Group adopted a change in estimate relating to the use of overnight indexed swap interest rate yield curves, instead of other reference rates such as LIBOR, in determining the fair value of certain collateralized derivatives, resulting in a loss of CHF 12 million in Investment Banking fixed income sales and trading revenue in 1Q12.

ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 1Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Cash and due from banks	0	782	0	0		782

Interest-bearing deposits with banks	0	579	0	0		579

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	118,181	1,137	0		119,318

Debt	55	989	0	0		1,044

of which corporates	0	983	0	0		983

Equity	32,679	38	0	0		32,717

Securities received as collateral	32,734	1,027	0	0		33,761

Debt	93,560	53,358	7,758	0		154,676

of which foreign governments	66,615	9,023	26	0		75,664

of which corporates	228	29,049	4,269	0		33,546

of which RMBS	25,285	8,174	1,021	0		34,480

of which CMBS	0	4,584	1,309	0		5,893

of which CDO	0	2,432	665	0		3,097

Equity	78,575	8,324	441	0		87,340

Derivatives	5,766	779,608	8,544	(749,413)		44,505

of which interest rate products	1,508	629,376	2,217	–		–

of which foreign exchange products	2	63,162	894	–		–

of which equity/index-related products	3,824	30,601	2,596	–		–

of which credit derivatives	0	42,589	1,908	–		–

Other	9,525	2,552	1,999	0		14,076

Trading assets	187,426	843,842	18,742	(749,413)		300,597

Debt	3,733	1,260	97	0		5,090

of which foreign governments	3,261	0	19	0		3,280

of which corporates	0	709	43	0		752

of which CDO	0	551	35	0		586

Equity	428	83	1	0		512

Investment securities	4,161	1,343	98	0		5,602

Private equity	0	0	4,107	0		4,107

of which equity funds	0	0	2,970	0		2,970

Hedge funds	0	234	257	0		491

of which debt funds	0	147	166	0		313

Other equity investments	354	62	2,511	0		2,927

of which private	0	52	2,511	0		2,563

Life finance instruments	0	0	1,815	0		1,815

Other investments	354	296	8,690	0		9,340

Loans	0	12,907	5,961	0		18,868

of which commercial and industrial loans	0	7,259	4,134	0		11,393

of which financial institutions	0	4,777	1,695	0		6,472

Other intangible assets (mortgage servicing rights)	0	0	61	0		61

Other assets	5,436	24,080	5,905	(188)		35,233

of which loans held-for-sale	0	13,756	5,417	0		19,173

Total assets at fair value	230,111	1,003,037	40,594	(749,601)		524,141

Less other investments - equity at fair value attributable to noncontrolling interests	(263)	(78)	(3,714)	0		(4,055)

Less assets consolidated under ASU 2009-17 [2]	0	(9,193)	(2,893)	0		(12,086)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	229,848	993,766	33,987	(749,601)		508,000

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 1Q12	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,301	0	0		3,301

Customer deposits	0	4,355	0	0		4,355

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,483	0	0		123,483

Debt	55	989	0	0		1,044

of which corporates	0	983	0	0		983

Equity	32,679	38	0	0		32,717

Obligations to return securities received as collateral	32,734	1,027	0	0		33,761

Debt	35,940	10,615	9	0		46,564

of which foreign governments	35,870	2,817	0	0		38,687

of which corporates	0	7,039	9	0		7,048

Equity	18,700	386	16	0		19,102

Derivatives	5,670	788,508	6,152	(751,496)		48,834

of which interest rate products	1,394	622,080	1,320	–		–

of which foreign exchange products	1	76,591	2,140	–		–

of which equity/index-related products	3,874	35,124	1,119	–		–

of which credit derivatives	0	40,969	1,173	–		–

Trading liabilities	60,310	799,509	6,177	(751,496)		114,500

Short-term borrowings	0	3,665	205	0		3,870

Long-term debt	28	55,102	11,217	0		66,347

of which treasury debt over two years	0	11,731	0	0		11,731

of which structured notes over two years	1	21,216	7,141	0		28,358

of which non-recourse liabilities	27	10,175	2,490	0		12,692

Other liabilities	0	27,731	3,453	(462)		30,722

of which failed sales	0	3,489	1,722	0		5,211

Total liabilities at fair value	93,072	1,018,173	21,052	(751,958)		380,339

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,241	52,766	10,028	0		145,035

of which foreign governments	61,507	8,123	358	0		69,988

of which corporates	340	27,622	5,076	0		33,038

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,398	9,039	467	0		66,904

Derivatives	6,455	909,156	9,587	(872,650)		52,548

of which interest rate products	2,017	724,203	2,547	–		–

of which foreign exchange products	1	75,091	1,040	–		–

of which equity/index-related products	3,929	32,734	2,732	–		–

of which credit derivatives	0	61,120	2,171	–		–

Other	9,235	3,635	2,196	0		15,066

Trading assets	155,329	974,596	22,278	(872,650)		279,553

Debt	3,649	1,315	102	0		5,066

of which foreign governments	3,302	0	18	0		3,320

of which corporates	0	748	43	0		791

of which CDO	0	566	41	0		607

Equity	9	83	0	0		92

Investment securities	3,658	1,398	102	0		5,158

Private equity	0	0	4,306	0		4,306

of which equity funds	0	0	3,136	0		3,136

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	424	50	2,504	0		2,978

of which private	0	40	2,504	0		2,544

Life finance instruments	0	0	1,969	0		1,969

Other investments	424	282	9,045	0		9,751

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	23,050	7,469	(205)		35,765

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,914	1,174,998	47,203	(872,855)		540,260

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	190,619	1,165,595	39,256	(872,855)		522,615

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,721	0	0		2,721

Customer deposits	0	4,599	0	0		4,599

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligations to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,681	9,301	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,251	7,315	(873,684)		60,165

of which interest rate products	1,941	717,248	1,588	–		–

of which foreign exchange products	1	91,846	2,836	–		–

of which equity/index-related products	3,809	37,018	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,088	930,013	7,343	(873,684)		127,760

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	57,529	12,715	0		70,366

of which treasury debt over two years	0	14,228	0	0		14,228

of which structured notes over two years	0	19,692	7,576	0		27,268

of which non-recourse liabilities	122	10,564	3,585	0		14,271

Other liabilities	0	27,536	3,891	(335)		31,092

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,262	1,166,138	24,378	(874,019)		406,759

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2
Effective January 2012, the FASB amended the disclosure requirements for the Group’s reporting of transfers between level 1 and level 2. As this requirement is not retrospective, comparable data is not presented for prior periods. Previously, only significant transfers were required to be disclosed and such transfers between level 1 and level 2 were not significant in 1Q11.

In 1Q12, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivative instruments as they got closer to their maturities. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 1Q12.

Transfers between level 1 and level 2
1Q12	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2

Assets (CHF million)

Debt	40	13

Equity	69	127

Derivatives	329	15

Trading assets	438	155

Liabilities (CHF million)

Debt	19	6

Equity	35	10

Derivatives	448	61

Trading liabilities	502	77

Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

1Q12	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	0	0		(21)	0		0	(46)	1,137

Securities received as collateral	193	0	(186)	0	0	0	0	0		0	0		0	(7)	0

Debt	10,028	336	(771)	1,715	(3,233)	0	0	30		32	0		0	(379)	7,758

of which corporates	5,076	55	(318)	1,229	(1,723)	0	0	31		143	0		0	(224)	4,269

of which RMBS	1,786	177	(328)	273	(822)	0	0	(6)		(5)	0		0	(54)	1,021

of which CMBS	1,517	55	(44)	75	(119)	0	0	(3)		(129)	0		0	(43)	1,309

of which CDO	727	32	(16)	104	(180)	0	0	1		24	0		0	(27)	665

Equity	467	115	(17)	87	(194)	0	0	4		(5)	(2)		0	(14)	441

Derivatives	9,587	574	(722)	0	0	545	(869)	10		(227)	0		0	(354)	8,544

of which interest rate products	2,547	30	(341)	0	0	88	(156)	17		129	0		0	(97)	2,217

of which equity/index-related products	2,732	352	(64)	0	0	86	(165)	(15)		(231)	0		0	(99)	2,596

of which credit derivatives	2,171	186	(229)	0	0	99	(324)	5		80	0		0	(80)	1,908

Other	2,196	39	(29)	623	(771)	0	0	1		25	0		0	(85)	1,999

Trading assets	22,278	1,064	(1,539)	2,425	(4,198)	545	(869)	45		(175)	(2)		0	(832)	18,742

Investment securities	102	0	0	0	(4)	0	0	0		1	0		0	(1)	98

Equity	7,076	2	(16)	159	(298)	0	0	0		2	0		227	(277)	6,875

Life finance instruments	1,969	0	0	52	(112)	0	0	0		(19)	0		0	(75)	1,815

Other investments	9,045	2	(16)	211	(410)	0	0	0		(17)	0		227	(352)	8,690

Loans	6,842	139	(83)	150	(233)	418	(949)	1		(72)	0		0	(252)	5,961

of which commercial and industrial loans	4,559	59	(83)	144	(89)	335	(765)	1		146	0		0	(173)	4,134

of which financial institutions	2,179	55	0	4	(132)	79	(178)	0		(237)	0		0	(75)	1,695

Other intangible assets	70	0	0	0	0	0	0	0		0	0		(6)	(3)	61

Other assets	7,469	466	(1,006)	685	(1,237)	43	(480)	43		204	0		0	(282)	5,905

of which loans held-for-sale [2]	6,901	465	(1,005)	662	(1,190)	43	(480)	43		228	0		0	(250)	5,417

Total assets at fair value	47,203	1,671	(2,830)	3,471	(6,082)	1,006	(2,298)	89		(80)	(2)		221	(1,775)	40,594

Liabilities (CHF million)

Obligation to return securities received as collateral	193	0	(186)	0	0	0	0	0		0	0		0	(7)	0

Trading liabilities	7,343	369	(802)	34	(35)	338	(768)	89		(117)	0		0	(274)	6,177

of which interest rate derivatives	1,588	70	(361)	0	0	141	(36)	25		(45)	0		0	(62)	1,320

of which foreign exchange derivatives	2,836	0	(159)	0	0	28	(285)	18		(197)	0		0	(101)	2,140

of which equity/index-related derivatives	1,022	50	(49)	0	0	47	(67)	18		139	0		0	(41)	1,119

of which credit derivatives	1,520	236	(224)	0	0	50	(337)	27		(46)	0		0	(53)	1,173

Short-term borrowings	236	0	(6)	0	0	91	(101)	(1)		(6)	0		0	(8)	205

Long-term debt	12,715	320	(1,190)	0	0	769	(1,510)	113		488	0		1	(489)	11,217

of which structured notes over two years	7,576	106	(553)	0	0	622	(747)	65		367	0		0	(295)	7,141

of which non-recourse liabilities	3,585	139	(570)	0	0	29	(712)	44		106	0		0	(131)	2,490

Other liabilities	3,891	36	(25)	229	(477)	0	(141)	(4)		10	0		75	(141)	3,453

of which failed sales	1,909	16	(15)	225	(470)	0	0	0		128	0		0	(71)	1,722

Total liabilities at fair value	24,378	725	(2,209)	263	(512)	1,198	(2,520)	197		375	0		76	(919)	21,052

Net assets/(liabilities) at fair value	22,825	946	(621)	3,208	(5,570)	(192)	222	(108)		(455)	(2)		145	(856)	19,542

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized gains recorded in trading revenues of CHF 157 million primarily related to sub-prime exposures in the RMBS business and market moves across the wider loans held-for-sale portfolio.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

								Trading revenues			Other revenues

1Q11	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(10)	0	0	58	(26)	0		(6)	0		0	(31)	1,182

Debt	11,013	676	(540)	3,135	(3,597)	0	(1)	79		315	0		0	(293)	10,787

of which corporates	3,803	137	(148)	949	(1,055)	0	(1)	46		16	0		0	(124)	3,623

of which RMBS	3,264	329	(194)	1,226	(1,545)	0	0	19		186	0		0	(72)	3,213

of which CMBS	1,861	43	(69)	484	(350)	0	0	4		25	0		0	(47)	1,951

of which CDO	1,135	143	(113)	150	(302)	0	0	10		85	0		0	(26)	1,082

Equity	622	120	(136)	314	(298)	0	0	38		55	0		34	(18)	731

Derivatives	8,719	776	(481)	0	0	382	(577)	(40)		389	0		0	(212)	8,956

of which interest rate products	2,072	37	(68)	0	0	156	(57)	(14)		(107)	0		0	(49)	1,970

of which equity/index-related products	2,300	58	(64)	0	0	136	(39)	16		90	0		0	(62)	2,435

of which credit derivatives	2,725	516	(338)	0	0	50	(335)	(36)		185	0		0	(61)	2,706

Other	2,018	83	(117)	438	(525)	4	(6)	1		14	0		0	(44)	1,866

Trading assets	22,372	1,655	(1,274)	3,887	(4,420)	386	(584)	78		773	0		34	(567)	22,340

Investment securities	79	0	0	51	(6)	0	0	0		0	0		0	(2)	122

Equity	9,591	1	(54)	451	(734)	0	0	0		38	0		297	(202)	9,388

Life finance instruments	1,844	0	0	12	(50)	0	0	0		5	0		0	(43)	1,768

Other investments	11,435	1	(54)	463	(784)	0	0	0		43	0		297	(245)	11,156

Loans	6,258	186	(972)	364	(233)	347	(665)	17		113	0		0	(148)	5,267

of which commercial and industrial loans	3,558	186	(572)	305	(154)	333	(49)	0		(69)	0		0	(93)	3,445

of which financial institutions	2,195	0	(138)	57	(37)	14	(424)	(1)		178	0		0	(47)	1,797

Other intangible assets	66	0	0	0	0	0	0	0		0	0		(7)	(1)	58

Other assets	9,253	1,678	(1,589)	1,675	(953)	111	(359)	124		330	0		(1)	(246)	10,023

of which loans held-for-sale	8,932	1,677	(1,585)	1,653	(948)	111	(349)	124		331	0		0	(235)	9,711

Total assets at fair value	50,660	3,520	(3,899)	6,440	(6,396)	902	(1,634)	219		1,253	0		323	(1,240)	50,148

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	0	0	0	0	(212)	0		13	0		0	(6)	302

Trading liabilities	9,200	742	(393)	98	(146)	240	(585)	3		595	0		0	(225)	9,529

of which interest rate derivatives	1,341	27	(23)	0	0	106	(8)	1		(109)	0		0	(31)	1,304

of which foreign exchange derivatives	2,941	188	(30)	0	0	0	(181)	(1)		208	0		0	(71)	3,054

of which equity/index-related derivatives	2,940	74	(125)	0	0	37	(135)	13		286	0		0	(77)	3,013

of which credit derivatives	1,256	420	(167)	0	0	30	(109)	(10)		263	0		0	(35)	1,648

Short-term borrowings	123	3	(9)	0	0	71	(85)	0		2	0		0	(4)	101

Long-term debt	16,797	2,042	(1,537)	0	0	953	(1,425)	126		640	0		0	(424)	17,172

of which structured notes over two years	9,488	519	(371)	0	0	36	(359)	15		389	0		0	(237)	9,480

of which non-recourse liabilities	6,825	1,390	(1,126)	0	0	826	(869)	110		286	0		0	(178)	7,264

Other liabilities	3,734	20	(166)	78	(124)	22	(51)	(32)		126	0		80	(89)	3,598

of which failed sales	1,849	17	(143)	44	(116)	22	0	(12)		150	0		0	(49)	1,762

Total liabilities at fair value	30,361	2,807	(2,105)	176	(270)	1,286	(2,358)	97		1,376	0		80	(748)	30,702

Net assets/(liabilities) at fair value	20,299	713	(1,794)	6,264	(6,126)	(384)	724	122		(123)	0		243	(492)	19,446

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	1Q12				1Q11

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(563)	143	(420)	[1]	(1)	243	242	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(739)	199	(540)		(744)	234	(510)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 1Q12 were CHF 1,671 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the equity derivatives, private equity, corporate credit and corporate bank businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 1Q12 were CHF 2,830 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the private equity, securitized products (consolidated SPE positions), corporate credit and rates businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control values this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instrument, Front Office professional judgment is used to estimate a fair value range.

Except as noted below, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

The following information on the various financial instruments should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is mean reversion.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

A substantial increase (decrease) in the significant unobservable input for securities purchased under resale agreements would result in a higher (lower) fair value.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include buyback probability, correlation, gap risk and credit spreads.

Substantial increases (decreases) in each of the significant unobservable inputs individually for corporates would result in a lower (higher) fair value.
CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are no significant observable inputs are valued using price, capitalization rate and internal rate of return. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

A substantial increase (decrease) in the significant unobservable input for RMBS would result in a higher (lower) fair value. Substantial increases (decreases) in each of the significant unobservable inputs individually for CMBS would result in a lower (higher) fair value, except for the unobservable input price which would result in a higher (lower) fair value. A substantial increase (decrease) in the significant unobservable input for CDO would result in a higher (lower) fair value.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable input may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples. A substantial increase (decrease) in the significant unobservable input for equity securities would generally result in a higher (lower) fair value.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, basis spreads and mean reversion.

Substantial increases (decreases) in each of the significant unobservable inputs individually for interest rate derivative assets would result in a higher (lower) fair value. The impact of substantial increases (decreases) in each of the significant unobservable inputs individually for interest rate derivative liabilities on the fair value will vary depending on the underlying product.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate, correlation and basis spreads.

Substantial increases (decreases) in each of the significant unobservable inputs individually for foreign exchange derivative assets and liabilities would result in a higher (lower) fair value.
Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability, gap risk and credit spreads.

Substantial increases (decreases) in each of the significant unobservable inputs individually for equity and index-related derivative assets and liabilities would result in a lower (higher) fair value. Generally, volatility, correlation and credit spreads are positively correlated. In high market volatility environments, correlation and credit risk are both generally expected to increase.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spreads, correlation and price. These inputs are generally implied from available market observable data.

Substantial increases (decreases) in each of the significant unobservable inputs individually for credit derivative assets would result in a lower (higher) fair value, except for the unobservable inputs recovery rate and credit spreads which would result in a higher (lower) fair value. Substantial increases (decreases) in each of the significant unobservable inputs individually for credit derivative liabilities would result in a higher (lower) fair value, except for the unobservable inputs price and recovery rate which would result in a lower (higher) fair value.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of life expectancy, while for RMBS loans it is price. For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

Substantial increases (decreases) in each of the significant unobservable inputs individually for other trading assets would result in a higher (lower) fair value, except for the unobservable input life expectancy which would result in a lower (higher) fair value.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. Substantial increases (decreases) in the NAV for private equity and hedge funds would result in a higher (lower) fair value.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spreads and EBITDA multiples. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Substantial increases (decreases) in each of the significant unobservable inputs individually for other equity investments would result in a higher (lower) fair value, except for the unobservable input credit spread which would result in a lower (higher) fair value.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above. The impact of a substantial increase (decrease) in the significant unobservable input for life finance instruments on the fair value will vary depending on the underlying product.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value includes commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spreads and price.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Substantial increases (decreases) in each of the significant unobservable inputs individually for commercial and industrial loans would result in a lower (higher) fair value. Substantial increases (decreases) in each of the significant unobservable inputs individually for loans to financial institutions would result in a lower (higher) fair value. Substantial increases (decreases) in each of the significant unobservable inputs individually for loans held in conjunction with securitization activities would result in a higher (lower) fair value, except for the unobservable input credit spreads which would result in a lower (higher) fair value.

Accrual based Private Banking loans, for which an estimated fair value is disclosed in the table “Carrying value and estimated fair values of financial instruments” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and estimated fair values of financial instruments” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.

Substantial increases (decreases) in each of the significant unobservable inputs individually for structured notes that mature beyond two years would result in a lower (higher) fair value. Generally, volatility, skew, correlation, gap risk, and credit spreads are positively correlated. In high market volatility environments, skew, correlation, gap risk, and credit risk are all generally expected to increase. A substantial increase (decrease) in the significant unobservable input for non-recourse liabilities would result in a higher (lower) fair value.

Other liabilities
Failed sales
These liabilities represent securitizations that do not meet the criteria for sale treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments. Substantial increases (decreases) in each of the significant unobservable inputs individually for failed sales would result in a lower (higher) fair value, except for the unobservable input price which would result in a higher (lower) fair value.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and estimated fair values of financial instruments” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Quantitative disclosures of valuation techniques
The following tables provide the range of minimum and maximum values of each significant unobservable input for level 3 assets and liabilities by the related valuation technique.
Quantitative information about level 3 assets at fair value
end of 1Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,137	Option model	Mean reversion, in %	[1]	10.0	18.0

Debt	7,758

of which corporates	4,269	Option model	Correlation, in %		(85.0)	97.9

		Option model	Buyback probability, in %	[2]	50.0	100.0

		Option model	Gap risk, in %	[3]	0.0	12.0

		Discounted cash flow	Credit spread, in bp		45.0	542.4

of which RMBS	1,021	Price	Price, in %		0.1	100.0

of which CMBS	1,309	Price	Price, in %		0.1	81.0

		Discounted cash flow	Capitalization rate, in %		5.0	12.0

		Discounted cash flow	Internal rate of return, in %		9.0	15.0

of which CDO	665	Price	Price, in %		0.0	126.2

Equity	441	Discounted cash flow	EBITDA multiple		3.0	12.0

Derivatives	8,544

of which interest rate products	2,217	Option model	Correlation, in %		1.3	100.0

		Option model	Prepayment rate, in %		56.0	108.0

		Option model	Volatility, in %		2.5	15.0

of which equity/index-linked products	2,596	Option model	Correlation, in %		(85.0)	97.9

		Option model	Credit spread, in bp		52.0	177.0

		Option model	Volatility, in %		4.7	112.9

of which credit derivatives	1,908	Price	Price, in %		0.1	100.0

		Discounted cash flow	Correlation, in %		0.0	97.0

		Discounted cash flow	Credit spread, in bp		0.0	10,635.0

		Discounted cash flow	Recovery rate, in %		0.0	80.0

Other	1,999	Price	Price, in %		0.1	151.0

		Discounted cash flow	Life expectancy, in years		3.5	20.3

Trading assets	18,742

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 1Q12	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value

CHF million, except where indicated

Investment securities	98	–		–		–		–

Private equity	4,107	–	[1]	–	[1]	–	[1]	–	[1]

Hedge funds	257	–	[1]	–	[1]	–	[1]	–	[1]

Other equity investments	2,511

of which private	2,511	Discounted cash flow		Credit spread, in bp		1,064.0		1,777.0

		Discounted cash flow		EBITDA multiple		2.4		11.9

Life finance instruments	1,815	Discounted cash flow		Life expectancy, in years		1.0		22.0

Other investments	8,690

Loans	5,961

of which commercial and industrial loans	4,134	Discounted cash flow		Credit spread, in bp		(30.0)		1,780.0

of which financial institutions	1,695	Discounted cash flow		Credit spread, in bp		(162.0)		191.4

Other intangible assets (mortgage servicing rights)	61	–		–		–		–

Other assets	5,905

of which loans held-for-sale	5,417	Price		Price, in %		0.0		102.5

		Discounted cash flow		Credit spread, in bp		25.0		56.0

Total level 3 assets at fair value	40,594

1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 1Q12	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Trading liabilities	6,177

of which interest rate derivatives	1,320	Option model	Basis spread, in bp		40.0	110.0

		Option model	Correlation, in %		1.3	100.0

		Option model	Mean reversion, in %	[1]	0.7	5.0

		Option model	Prepayment rate, in %		45.0	108.0

of which foreign exchange derivatives	2,140	Option model	Correlation, in %		1.3	55.0

		Option model	Prepayment rate, in %		56.0	108.0

of which equity/index-related derivatives	1,119	Option model	Correlation, in %		(85.0)	97.9

		Option model	Skew, in %		66.3	106.1

		Option model	Volatility, in %		4.7	112.9

		Option model	Buyback probability, in %	[2]	50.0	100.0

		Option model	Gap risk, in %	[3]	0.0	4.9

of which credit derivatives	1,173	Option model	Correlation, in %		0.0	65.0

		Price	Price, in %		0.1	100.0

		Discounted cash flow	Credit spread, in bp		0.0	1,135.2

		Discounted cash flow	Recovery rate, in %		0.0	80.0

Short-term borrowings	205	–	–		–	–

Long-term debt	11,217

of which structured notes over two years	7,141	Option model	Correlation, in %		(85.0)	97.9

		Option model	Volatility, in %		4.7	112.9

		Option model	Buyback probability, in %	[2]	50.0	100.0

		Option model	Gap risk, in %	[3]	0.0	12.0

of which non-recourse liabilities	2,490	Price	Price, in %		0.0	105.8

Other liabilities	3,453

of which failed sales	1,722	Price	Price, in %		5.0	88.0

		Discounted cash flow	Credit spread, in bp		87.7	689.0

Total level 3 liabilities at fair value	21,052

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 1Q12	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		34		79	0

Equity funds	33		4,025	[1]	4,058	0

Equity funds sold short	0		(92)		(92)	0

Total funds held in trading assets and liabilities	78		3,967		4,045	0

Debt funds	59		254		313	209

Equity funds	4		33		37	0

Others	27		114		141	52

Hedge funds	90		401	[2]	491	261

Debt funds	8		0		8	17

Equity funds	2,970		0		2,970	874

Real estate funds	354		0		354	155

Others	775		0		775	241

Private equities	4,107		0		4,107	1,287

Equity method investments	389		0		389	0

Total funds held in other investments	4,586		401		4,987	1,548

Total fair value	4,664	[3]	4,368	[4]	9,032	1,548	[5]

1 50% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 15% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 15% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 69% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 21% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,101 million attributable to noncontrolling interests. 4 Includes CHF 82 million attributable to noncontrolling interests. 5 Includes CHF 466 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which is generally up to ten years.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 4Q11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	3,136		0		3,136	954

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equities	4,306		0		4,306	1,403

Equity method investments	360		0		360	0

Total funds held in other investments	4,733		431		5,164	1,677

Total fair value	4,818	[3]	5,278	[4]	10,096	1,677	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	1Q12	4Q11

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.5	0.7

of which level 2	0.0	0.0

of which level 3	0.5	0.7

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	1Q12			4Q11

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	887	3,252	(2,365)	807	3,277	(2,470)

Financial instruments (CHF million)

Cash and due from banks	782	782	0	–	–	–

Interest-bearing deposits with banks	579	571	8	405	404	1

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	119,318	118,677	641	158,673	157,889	784

Loans	18,868	19,061	(193)	20,694	21,382	(688)

Other assets [1]	20,509	28,919	(8,410)	20,511	30,778	(10,267)

Due to banks and customer deposits	(580)	(587)	7	(610)	(620)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(123,483)	(123,431)	(52)	(136,483)	(136,396)	(87)

Short-term borrowings	(3,870)	(3,857)	(13)	(3,547)	(3,681)	134

Long-term debt	(66,347)	(70,562)	4,215	(70,366)	(79,475)	9,109

Other liabilities	(5,211)	(7,600)	2,389	(5,730)	(8,210)	2,480

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	1Q12		1Q11

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Cash and due from banks	(13)	[2]	–

of which related to credit risk	(13)		–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	298	[1]	208	[1]

Other trading assets	9	[2]	(5)	[2]

Other investments	(7)	[2]	144	[2]

of which related to credit risk	22		0

Loans	39	[1]	845	[2]

of which related to credit risk	317		126

Other assets	1,166	[2]	1,744	[2]

of which related to credit risk	359		219

Due to banks and customer deposits	4	[2]	(6)	[1]

of which related to credit risk	7		(1)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(67)	[1]	53	[2]

Short-term borrowings	(212)	[2]	(55)	[2]

Long-term debt	(4,145)	[2]	(3,216)	[2]

of which related to credit risk [4]	(1,372)		(395)

Other liabilities	49	[3]	(307)	[2]

of which related to credit risk	206		(62)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF (894) million and CHF (309) million in 1Q12 and 1Q11, respectively.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations. Beginning in January 2012, US GAAP also requires the disclosure of the fair values of these financial instruments within the fair value hierarchy prospectively.

Carrying value and estimated fair values of financial instruments
	1Q12		4Q11

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	192,068	192,069	236,963	236,963

Securities received as collateral	33,761	33,761	30,191	30,191

Trading assets	290,919	290,919	270,315	270,315

Investment securities	5,604	5,604	5,160	5,160

Loans	227,998	232,471	229,657	233,922

Other financial assets [1]	206,093	206,147	232,452	232,491

Financial liabilities (CHF million)

Due to banks and deposits	343,978	343,868	353,548	353,467

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	167,457	167,460	176,559	176,559

Obligation to return securities received as collateral	33,761	33,761	30,191	30,191

Trading liabilities	114,474	114,474	127,760	127,760

Short-term borrowings	16,331	16,328	26,116	26,117

Long-term debt	155,631	155,783	162,655	159,538

Other financial liabilities [2]	120,600	120,546	127,936	127,936

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Assets and liabilities not measured at fair value where a fair value is disclosed
end of 1Q12	Level 1	Level 2	Level 3	Total fair value

Financial assets (CHF million)

Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	0	72,751	0	72,751

Loans	0	208,509	6,048	214,557

Other financial assets [1]	92,276	66,468	1,951	160,695

Financial liabilities (CHF million)

Due to banks and deposits	181,584	154,611	11	336,206

Central banks funds purchased, securities purchased under resale agreements and securities lending transactions	0	43,977	0	43,977

Short-term borrowings	0	12,455	2	12,457

Long-term debt	0	83,974	5,045	89,019

Other financial liabilities [2]	0	87,995	1,594	89,589

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Assets pledged or assigned
end of	1Q12	4Q11

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	174,731	157,856

of which assets provided with the right to sell or repledge	103,206	96,922

Fair value of collateral received with the right to sell or repledge	354,403	373,657

of which sold or repledged	312,561	332,718

Note 28 Subsidiary guarantee information
Credit Suisse Group (Guernsey) I Limited or Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited are each wholly-owned finance subsidiaries of the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.

On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US Securities and Exchange Commission-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 1Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,841	3,257		5,098	31		166		5,295

Interest expense	(1,034)	(2,352)		(3,386)	(31)		6		(3,411)

Net interest income	807	905		1,712	0		172		1,884

Commissions and fees	960	1,988		2,948	2		222		3,172

Trading revenues	740	(380)		360	0		(171)		189

Other revenues	286	532		818	28	[2]	(44)		802

Net revenues	2,793	3,045		5,838	30		179		6,047

Provision for credit losses	(4)	17		13	0		21		34

Compensation and benefits	1,159	2,454		3,613	12		86		3,711

General and administrative expenses	417	1,191		1,608	(29)		74		1,653

Commission expenses	56	356		412	0		39		451

Total other operating expenses	473	1,547		2,020	(29)		113		2,104

Total operating expenses	1,632	4,001		5,633	(17)		199		5,815

Income/(loss) before taxes	1,165	(973)		192	47		(41)		198

Income tax expense/(benefit)	399	(376)		23	3		(42)		(16)

Net income/(loss)	766	(597)		169	44		1		214

Net income/(loss) attributable to noncontrolling interests	186	19		205	0		(35)		170

Net income/(loss) attributable to shareholders	580	(616)		(36)	44		36		44

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 7 million from non-bank subsidiaries) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 1Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,018	3,240		5,258	44		150		5,452

Interest expense	(1,264)	(2,397)		(3,661)	(42)		4		(3,699)

Net interest income	754	843		1,597	2		154		1,753

Commissions and fees	1,106	2,292		3,398	2		271		3,671

Trading revenues	753	1,292		2,045	0		(34)		2,011

Other revenues	486	247		733	1,123	[2]	(1,135)		721

Net revenues	3,099	4,674		7,773	1,127		(744)		8,156

Provision for credit losses	1	(20)		(19)	0		12		(7)

Compensation and benefits	1,186	2,726		3,912	25		92		4,029

General and administrative expenses	443	1,159		1,602	(42)		72		1,632

Commission expenses	72	420		492	0		44		536

Total other operating expenses	515	1,579		2,094	(42)		116		2,168

Total operating expenses	1,701	4,305		6,006	(17)		208		6,197

Income/(loss) before taxes	1,397	389		1,786	1,144		(964)		1,966

Income tax expense	352	97		449	5		11		465

Net income/(loss)	1,045	292		1,337	1,139		(975)		1,501

Net income attributable to noncontrolling interests	370	25		395	0		(33)		362

Net income/(loss) attributable to shareholders	675	267		942	1,139		(942)		1,139

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 158 million and CHF 7 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating balance sheets
end of 1Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	7,869	81,278		89,147	28	274		89,449

Interest-bearing deposits with banks	84	5,737		5,821	0	(3,251)		2,570

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,260	64,799		192,059	0	9		192,068

Securities received as collateral	36,377	(2,616)		33,761	0	0		33,761

Trading assets	103,896	194,538		298,434	0	2,163		300,597

Investment securities	0	3,872		3,872	0	1,732		5,604

Other investments	6,444	5,524		11,968	33,857	(33,531)		12,294

Net loans	22,021	188,855		210,876	4,906	15,914		231,696

Premises and equipment	1,058	5,325		6,383	0	495		6,878

Goodwill	574	6,624		7,198	0	1,135		8,333

Other intangible assets	100	159		259	0	1		260

Brokerage receivables	14,495	28,284		42,779	0	22		42,801

Other assets	15,383	57,975		73,358	179	172		73,709

Total assets	335,561	640,354		975,915	38,970	(14,865)		1,000,020

Liabilities and equity (CHF million)

Due to banks	142	51,203		51,345	4,505	(16,815)		39,035

Customer deposits	0	279,493		279,493	0	25,450		304,943

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	145,148	22,345		167,493	0	(36)		167,457

Obligation to return securities received as collateral	36,377	(2,616)		33,761	0	0		33,761

Trading liabilities	24,484	89,312		113,796	0	704		114,500

Short-term borrowings	15,867	(745)		15,122	0	1,209		16,331

Long-term debt	35,236	117,165		152,401	769	2,461		155,631

Brokerage payables	46,504	21,110		67,614	0	(45)		67,569

Other liabilities	10,597	48,321		58,918	111	900		59,929

Total liabilities	314,355	625,588		939,943	5,385	13,828		959,156

Total shareholders' equity	17,058	10,311		27,369	33,585	(27,369)		33,585

Noncontrolling interests	4,148	4,455		8,603	0	(1,324)		7,279

Total equity	21,206	14,766		35,972	33,585	(28,693)		40,864

Total liabilities and equity	335,561	640,354		975,915	38,970	(14,865)		1,000,020

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,698	106,569		110,267	13	293		110,573

Interest-bearing deposits with banks	87	5,635		5,722	0	(3,450)		2,272

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,625	82,862		236,487	0	476		236,963

Securities received as collateral	34,189	(4,066)		30,123	0	68		30,191

Trading assets	91,458	184,616		276,074	0	3,479		279,553

Investment securities	0	3,513		3,513	0	1,647		5,160

Other investments	6,719	6,160		12,879	34,137	(33,790)		13,226

Net loans	24,658	187,613		212,271	5,603	15,539		233,413

Premises and equipment	1,110	5,590		6,700	0	493		7,193

Goodwill	597	6,859		7,456	0	1,135		8,591

Other intangible assets	112	168		280	0	8		288

Brokerage receivables	17,951	25,493		43,444	0	2		43,446

Other assets	16,114	61,845		77,959	190	147		78,296

Total assets	350,318	672,857		1,023,175	39,943	(13,953)		1,049,165

Liabilities and equity (CHF million)

Due to banks	92	51,392		51,484	4,697	(16,034)		40,147

Customer deposits	0	287,699		287,699	0	25,702		313,401

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,655	24,904		176,559	0	0		176,559

Obligation to return securities received as collateral	34,189	(4,066)		30,123	0	68		30,191

Trading liabilities	29,291	97,407		126,698	0	1,062		127,760

Short-term borrowings	15,881	8,762		24,643	0	1,473		26,116

Long-term debt	40,029	119,378		159,407	1,444	1,804		162,655

Brokerage payables	47,847	20,328		68,175	0	(141)		68,034

Other liabilities	10,124	51,813		61,937	128	1,152		63,217

Total liabilities	329,108	657,617		986,725	6,269	15,086		1,008,080

Total shareholders' equity	16,979	10,523		27,502	33,674	(27,502)		33,674

Noncontrolling interests	4,231	4,717		8,948	0	(1,537)		7,411

Total equity	21,210	15,240		36,450	33,674	(29,039)		41,085

Total liabilities and equity	350,318	672,857		1,023,175	39,943	(13,953)		1,049,165

1 Includes eliminations and consolidation adjustments.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2011 and updated below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further increases or releases of litigation provisions may be necessary in the future as developments in such litigations, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 2.3 billion.

In 1Q12, the Group recorded net litigation provisions of CHF 68 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, including those proceedings brought by regulators or other governmental authorities, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

LIBOR-related matters
Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have opened investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These investigations have included a review of the activities of various financial institutions, including the Group. The Group has been a member of the rate-setting panels for US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR, but not any other LIBOR panels or other reference rate panels, including Euribor or Tibor panels. The Group is cooperating fully with these investigations.

List of abbreviations
A

ADS	American Depositary Share

AMF	Asset Management Finance LLC

AOCI	Accumulated Other Comprehensive Income

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

BRL	Brazilian Real

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common Equity Tier 1

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

D

DVA	Debit Valuation Adjustment

E

EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

FINMA	Swiss Financial Market Supervisory Authority

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

G-SIB	Global Systemically Important Bank

GSE	Government-Sponsored Enterprise

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

LIBOR	London Interbank Offered Rate

M

M&A	Mergers and Acquisitions

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OTC	Over-The-Counter

P

PAF2	2011 Partner Asset Facility

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Assets

S

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SPE	Special Purpose Entity

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNWI	Ultra-High-Net-Worth Individual

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VARMC	Valuation and Risk Management Committee

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Investor information
Share data

	in / end of

	1Q12	2011		2010		2009

Share price (common shares, CHF)

Average	24.38	31.43		45.97		45.65

Minimum	20.99	19.65		37.04		22.48

Maximum	27.20	44.99		56.40		60.40

End of period	25.73	22.07		37.67		51.20

Share price (American Depositary Shares, USD)

Average	26.60	35.36		44.16		42.61

Minimum	22.18	21.20		36.54		19.04

Maximum	29.69	47.63		54.57		59.84

End of period	28.51	23.48		40.41		49.16

Market capitalization

Market capitalization (CHF million)	31,507	27,021		44,683		60,691

Market capitalization (USD million)	34,911	28,747		47,933		58,273

Dividend per share (CHF)

Dividend per share	–	0.75	[1,2]	1.30	[2]	2.00

1 The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder. 2 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of May 7, 2012	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1

Long-term	Aa2	A	A

Outlook	Review for possible downgrade	Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1

Long-term	Aa1	A+	A

Outlook	Review for possible downgrade	Negative	Stable

Financial calendar and contacts

Financial calendar

Capital distribution payment	Friday, May 23, 2012

Second quarter 2012 results	Thursday, July 26, 2012

Third quarter 2012 results	Thursday, October 25, 2012

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/TLSA 221

P.O. Box

8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of			Average in

	1Q12	4Q11	1Q11	1Q12	4Q11	1Q11

1 USD / 1 CHF	0.90	0.94	0.91	0.91	0.90	0.93

1 EUR / 1 CHF	1.20	1.22	1.30	1.21	1.22	1.28

1 GBP / 1 CHF	1.44	1.45	1.47	1.45	1.42	1.49

100 JPY / 1 CHF	1.10	1.21	1.10	1.16	1.16	1.14

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost-efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in “Risk factors” in the Appendix of our Annual Report 2011.

Our 2011 annual publication suite consisting of Annual Report, Company Profile and Corporate Responsibility Report is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com

5520124 English